DRAFT ONLY, SUBJECT TO COMPLETION, DATED JUNE 30, 2005
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 20-F

                     Annual Report Pursuant to Section 13 or
                  15(d) of the Securities Exchange Act of 1934
                   For the Fiscal Year Ended December 31, 2004
                     Commission File Number 333 - 7172 - 01
                                -----------------

                                   CEZ, a. s.
                    (Exact name of Registrant as specified in its charter)

                                 Czech Republic
                 (Jurisdiction of incorporation or organization)

                                   CEZ, a. s.
                                  Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    (Address of principal executive offices)

       Securities registered or to be registered pursuant to Section 12(b)
                                of the Act: None.

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        7 1/8% Guaranteed Notes due 2007

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:  None.

     The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004 was: 592,210,843 shares of common stock

                                  -------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.
                            Item 17 [ ] Item 18 [x]


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


                 TECHNICAL TERMS AND PRESENTATION OF OTHER DATA


The technical abbreviations and expressions used herein have the following meanings:


CO                  Carbon monoxide.

Demand Consumption of the final consumer not including transmission and distribution losses and self consumption by the Company (including electricity used in pump storage facilities) and other electricity generators and distributors.

FBB Fluidized-bed boiler, a kind of boiler which reduces the content of sulfur dioxide emissions in the flue gases during the combustion process.

FGD Flue-Gas Desulphurization, a flue stack technology for reducing sulfur dioxide content in power plant emissions.

GW; GWh One gigawatt equals 1,000 MW; one gigawatt-hour represents one hour of electricity consumption at a constant rate of 1 GW.

Installed Capacity  The highest constant level of generation of electricity which a power plant is designed to be capable of maintaining.

IPP                 Independent Power Producer.

kV A kilovolt is a unit of electric tension; one kilovolt equals one thousand volts.

kW; kWh A kilowatt is a unit of power, representing the rate at which energy is produced; one kilowatt-hour represents one hour of electricity consumption at a constant rate of 1kW.

MW; MWh One megawatt equals 1,000 kW; one megawatt-hour represents one hour of electricity consumption at a constant rate of 1 MW.

NOx                 Nitrogen oxides.

PWR A type of pressurized water nuclear reactor designed in the United States. This type of reactor uses water as both a moderator (the medium in the reactor core which facilitates the chain reaction) and coolant (the medium which conveys the heat generated in the reactor to a steam generator).

SO2                 Sulfur dioxide.

T/h                 Tons of steam per hour.

TW; TWh One terawatt equals 1,000 GW; one terawatt-hour represents one hour of electricity consumption at a constant rate of 1 TW.

Ton                 Metric ton.

VVER A type of pressurized water nuclear reactor designed in the former Soviet Union which uses water as both a moderator and coolant.


Unless otherwise indicated, all figures in this Annual Report presenting units of electricity generation are gross (i.e., including the electricity consumed by the power plants themselves).

We have provided the data contained in this Annual Report as to installed capacity, generation and other market share information with respect to the electricity and heating industries in the Czech Republic. We compile and publish certain of this data on a regular basis, and also supply certain of this data to the Czech Statistical Office for use in compiling national data on the energy sector.

We have based the data contained in this Annual Report as to end-users of electricity (including end-user average prices and electricity demand) on data supplied to us by the regional distribution utilities (the "REAS") on a voluntary basis. We have no means of independent verification of such data.

                                     TABLE OF CONTENTS



Part I
Item 1.            Identity of Directors, Senior Management and Advisers...........      6
Item 2.            Offer Statistics and Expected Timetable.........................      6
Item 3.            Key Information.................................................      6
Item 4.            Information on the Company......................................      14
Item 5.            Operating and Financial Review and Prospects....................      41
Item 6.            Directors, Senior Management and Employees......................      53
Item 7.            Major Shareholders and Related Party Transactions...............      58
Item 8.            Financial Information...........................................      59
Item 9.            The Offer and Listing...........................................      60
Item 10.           Additional Information..........................................      60
Item 11.           Quantitative and Qualitative Disclosures about Market Risk......      69
Item 12.           Description of Securities Other Than Equity Securities..........      73
Part II
Item 13.           Defaults, Dividend Arrearages and Deliquencies..................      73
Item 14.           Material Modifications to the Rights of Security Holders and
                   Use of Proceeds.................................................      73
Item 15.           Controls and Procedures.........................................      73
Item 16A.          Audit Committee Financial Expert................................      74
Item 16B.          Code of Ethics..................................................      74
Item 16C.          Principal Accountant Fees and Services..........................      74
Item 16D.          Exemptions from the Listing Standards for Audit Committees......      75
Part III
Item 17.           Financial Statements............................................      75
Item 18.           Financial Statements............................................      75
Item 19.           Exhibits........................................................      75

                               GENERAL INFORMATION

Forward-Looking Statements

Certain statements contained in this Annual Report are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. Those statements include, but are not limited to:

     o statements as to expected revenues, operating results, market shares and certain expenses, including interest expenses, in respect of certain of our operations;
     o    expectations as to the operation of Temelin and its power output;
     o    expectations as to the anticipated privatization of our Company;
     o    statements as to actions of our majority shareholder;
     o expectations as to energy prices and the deregulation of the energy market in the Czech Republic;
     o statements as to the rate of growth of the electricity market in the Czech Republic;
     o expectations as to our relations with the regional electricity distributors;
     o expectations as to our integration with the regional electricity distributors and with our newly-acquired companies;
     o expectations as to our compliance with the "unbundling" requirement under the Energy Act;
     o    expectations as to implementation of our VIZE 2008 strategy;
     o statements about the rent we anticipate paying for certain of our hydroelectric power plants;
     o expectations as to the issuance of operations licenses, the schedule and cost for the refurbishment of Dukovany;
     o    statements about the transfer of land to our Company;
     o expectations as to the approval and construction of interim fuel storage facilities;
     o    expectations as to the expansion of our distribution grid;
     o expectations as to the closing of our purchase of distribution companies in Romania;
     o expectations as to our future acquisitions, participations in tender processes for such acquisitions and results of such tender processes;
     o    expectations as to the development of our telecommunications services;
     o    expectations of our future capital expenditures;
     o    statements as to the funding of future expenditures and investments;
     o expectations of risks and liabilities of hedging transactions entered into;
     o    statements as to the expected outcome of certain legal proceedings;
     o    estimates of future levels of employees; and
     o expectations as to the legal and regulatory framework for our industry.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include:

     o the effect of general economic conditions and changes in interest rates in the Czech Republic;
     o    difficulties encountered in the privatization of our Company;
     o difficulties encountered in the integration of our Company with some of the regional electricity distributors;
     o difficulties in controlling our distribution business due to the "unbundling" requirement of the Energy Act and/or other new legal requirements of the Czech Republic or European Union;
     o obstacles encountered in the process of implementation of our VIZE 2008 strategy;
     o difficulties encountered in the integration of our Company with businesses newly acquired by our Company in the future;
     o increases in competition in the markets in which we operate and changes in sales and marketing methods utilized by competitors;
     o changes in the structure and regulation of electricity prices in the Czech Republic;
     o difficulties encountered in the operation of our Temelin nuclear power plant and refurbishment of our Dukovany nuclear power plant;
     o    the potential loss of key personnel;
     o    acts of war or terrorism; and

     o fluctuations in exchange rates between other currencies and the Czech crown in which our assets, liabilities and operating results are denominated;

as well as the other factors discussed elsewhere in this Annual Report. Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements.

Unless the context otherwise indicates, the terms "CEZ group", "our group", "we", "us", and "our" refer to CEZ, a. s. and our subsidiaries and affiliates. Unless the context otherwise indicates, the terms "CEZ" and "Company" refer solely to CEZ, a. s. without reference to our subsidiaries and affiliates. The term "EU" refers to the European Union. The term "REAS" refers regional electricity distribution companies in the Czech Republic. The term "Energy Act" refers Czech Act No. 458/2000 Coll., Energy Act, as amended.

                                     PART I


ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should, where applicable, be read in conjunction with, and are qualified in their entirety by reference to, our Consolidated Financial Statements (including the notes thereto) contained in
Item 18 "Financial Statements" of this Annual Report. We prepare the Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") which differ in certain important respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Note 30 to the Consolidated Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP and a reconciliation to U.S. GAAP of net earnings and total shareholders' equity for the periods and as of the dates therein indicated.


                                                                                As of or for the year ended December 31,
                                                      ------------------------------------------------------------------------------
                                                          2000        2001        2002          2003           2004       2004
                                                          ----        ----        ----          ----           ----       ----
                                                                              (CZK millions except rates, ratios,          (USD
                                                                               operating and per share data)(1)         millions,
                                                                                                                        except per
                                                                                                                          share
                                                                                                                         data)(2)
Consolidated Income Statement Data(3)
IFRS:
Revenues..............................................    52,431      56,055      55,578        84,816       100,165        4,478.6
Operating expenses....................................    39,570      41,304      44,355        71,812        81,010        3,622.2
Income before other expense and income taxes..........    12,861      14,751      11,223        13,004        19,155          856.5
Other expenses (income)...............................     2,260       1,459       (573)         2,267         1,227           54.9
Income before income taxes............................    10,601      13,292      11,796        10,737        17,928          801.6
Income taxes..........................................     3,364       4,169       3,375         1,349         3,845          171.9
Minority interests....................................         -           -           -           519         1,024           45.8
Net income............................................     7,237       9,123       8,421         8,869        13,059          583.9
Net income per share (CZK per share)
   Basic..............................................      12.2        15.4        14.3          15.0          22.1           0.99
   Diluted............................................      12.2        15.4        14.2          15.0          22.1           0.99
Cash dividend per share (CZK per share)...............       0.0         2.0         2.5           4.5           8.0
Cash dividend per share (USD per share) (4)...........       0.0       0.052       0.080         0.156         0.304
Weighted average number of shares (000's)
   Basic..............................................   592,088     591,926     590,363       590,772       592,075
   Diluted............................................   592,088     592,088     592,150       592,211       592,211

U.S. GAAP:(5)
Revenues..............................................
Net income(6).........................................
Other comprehensive income............................
Total comprehensive income............................
Net income per share (CZK per share) .................
   Basic..............................................
   Diluted............................................

Consolidated Balance Sheet Data(3)
IFRS:
Property, plants and equipment--net (7)................   98,717      93,605     146,914       226,392       216,809        9,694.1
Construction work in progress.........................   103,591     111,929      56,513        10,204        10,626          475.1
Other assets..........................................    19,952      23,493      28,038        41,627        53,380        2,386.8
Total assets..........................................   222,260     229,027     231,465       278,223       280,815       12,556.0
Shareholders' equity..................................   129,442     136,726     143,675       152,624       163,689        7,319.0
Minority interests....................................         -           -           -         7,893         5,282          236.2
Long-term debt, net of current portion................    49,059      42,899      35,729        30,965        38,190        1,707.6
Other long-term liabilities (8).......................    21,547      21,578      23,866        33,370        34,633        1,548.5
Total long-term liabilities (8).......................    70,606      64,477      59,595        64,335        72,823        3,256.1
Deferred tax liability................................     8,057       9,870      12,541        15,863        16,008          715.8
Current liabilities...................................    14,155      17,954      15,654        37,508        23,013        1,029.0
Stated capital........................................    59,209      59,050      59,041        59,152        59,218        2,647.8

U.S. GAAP:(5)
Total assets..........................................
Long-term liabilities (8).............................
Deferred tax liability................................
Shareholders' equity..................................
Minority interests....................................

Other Financial Data
IFRS:
Depreciation rate.....................................       5.4         5.3         5.6           5.7           4.8
Ratio of earnings to fixed charges....................      2.35        3.13        3.42          3.40          5.33
Capital expenditures..................................    21,346      15,706      10,419        52,316        33,949        1,518.0
Ratio of shareholders' equity to total
   capitalization (9).................................      0.72        0.76        0.80          0.81          0.79

U.S. GAAP:(5)
Ratio of earnings to fixed charges....................
Capital expenditures..................................
Ratio of shareholders' equity to total
   capitalization (9).................................

Selected Operating Data
Installed capacity (MW)...............................    10,146      10,146      11,146        12,297        12,297
Generation (GWh)......................................    50,842      52,162      54,118        61,399        62,126
Employees.............................................     9,278       8,011       7,677        18,100        17,855

(1) Certain prior year financial statement items have been reclassified to conform to the current year presentation.
(2) Czech crown amounts have been translated into U.S. dollars at the rate of CZK 22.365 per USD 1.00, the CNB Exchange Rate on December 31, 2004.
(3) For 2002 and 2003 comparative information has been restated (see Note 2.4(a) to the Consolidated Financial Statements).
(4) Translated into USD at the Czech National Bank rate on the dividend payment date.
(5)  [TO BE PROVIDED]
(6) U.S. GAAP net income for 2000 includes the cumulated effect from prior years of an accounting change that under IAS is recorded as an adjustment to retained earnings.
(7) Plant in service less accumulated provision for depreciation and nuclear fuel at amortized cost.
(8) Amounts also include accumulated provision for nuclear decommissioning and storage of spent fuel and other nuclear waste.
(9) Total capitalization includes stated capital, retained earnings and long-term debt (net of current portion).

Exchange Rates

The following table sets forth, for the periods and dates indicated high and low exchange rates for Czech crowns ("CZK") into U.S. dollars ("USD") as reported by the Czech National Bank (the "CNB Exchange Rate") for each month during the previous six months and, for the last five years, the average rate for each year calculated as the average of the exchange rates on the last day of each month during the period. No representation is made that the Czech crown or USD amounts referred to herein could have been made or could be converted into USD or Czech crowns, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Czech crowns. As of June 29, 2005, the CNB Exchange Rate was CZK 24.91 = USD 1.00.


                               CNB Exchange Rates
                               ------------------
            Month                  Low(1)           High(1)
            -----                  ---              ----
                                    (CZK per USD)
            December 2004           23.40            22.34
            January 2005            23.48            22.48
            February 2005           23.47            22.45
            March 2005              23.35            21.97
            April 2005              23.65            23.02
            May 2005                24.62            23.09
            Source: Czech National Bank

(1) Actual high and low, on a day-by-day basis, for each period.


                                           CNB Exchange Rates
                                           ------------------
            Year         Low (1)       High (1)     Average (2)      Period-End
            -----        ----          ----         -------          ----------
                                            (CZK per USD)
            2000          42.13         34.88          38.58            37.81
            2001          40.29         34.84          38.03            36.26
            2002          37.16         29.12          32.74            30.14
            2003          30.35         25.65          28.23            25.65
            2004          27.66         22.34          25.70            22.37
            Source: Czech National Bank

(1)  Actual high and low, on a day-by-day basis, for each period.
(2)  Average of the exchange rates on the last day of each month during period.

For information regarding the effects of currency fluctuations on our results, see "Risk Factors" on page 9, "Item 5. Operating and Financial Review and Prospects" on page 47 and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" on page 69.

                                  RISK FACTORS

FACTORS RELATING TO THE COMPANY

OUR MAJORITY SHAREHOLDER MAKES DECISIONS THAT REFLECT CZECH GOVERNMENT POLICY

The Czech National Property Fund (the "NPF" or the "National Property Fund"), which is under the direct control of the Czech Republic, holds approximately two-thirds of all shares in CEZ. The National Property Fund also holds significant equity interests in certain of our subcontractors, including Czech suppliers of coal. As of the end of 2005, the National Property Fund will be terminated and all its property, including all our shares owned by the NPF, will pass to the Czech Republic and will be administered by the Czech Ministry of Finance. Consequently, certain of our decisions and the decisions of our suppliers and contractors that are mandated by the National Property Fund (or will be mandated by the Ministry of Finance) reflect the Czech Republic government policy. We can give no assurance that these decisions will not adversely affect our business, prospects, financial condition or results of operations.

OUR INTEGRATION WITH THE REAS, BULGARIAN DISTRIBUTION COMPANIES OR OTHER ACQUISITIONS COULD ENCOUNTER OBSTACLES, NEGATIVELY INFLUENCING OUR BUSINESS

On April 1, 2003, we acquired from the Czech government majority shares in five regional distribution companies in the Czech Republic (the "REAS"). On January 18, 2005, we acquired from the Bulgarian government majority shares in three distribution companies in Western Bulgaria. We are in the process of fully integrating the five REAS and the Bulgarian distribution companies into our group. While we believe that we will be successful in our efforts, we can give no assurance that the integration of the REAS and the Bulgarian distribution companies will proceed smoothly and that minority shareholders in the REAS and in the Bulgarian distribution companies will not obstruct the integration process. Consequently, we can provide no assurance that our business, prospects, financial condition or results of operations will not be adversely influenced by these factors. Also, we may encounter similar difficulties in connection with integration into our group of other companies which we may acquire in the future.

SEPARATION OF ELECTRICITY DISTRIBUTION FROM ELECTRICITY GENERATION ("UNBUNDLING") REQUIRED BY CZECH LAW AS OF JANUARY 1, 2007 WILL LIMIT OUR ABILITY TO EXERCISE FULLY OUR CONTROL OVER THE REAS

Under Czech law, by January 1, 2007 distribution of electricity must be separated and independent from generation of electricity. The process of separation is called "unbundling". To ensure the required independence, management responsible for electricity distribution business must be different from management responsible for electricity generation business, appropriate measures must be taken to prevent professional conflicts of interest between persons responsible for electricity distribution and generation businesses, and control which can be exercised by shareholders over electricity distribution companies is restricted. After we comply with these requirements, we could encounter difficulties and obstacles in controlling our REAS, despite being a majority shareholder in those REAS. Consequently, our business, prospects, financial condition or results of operations may be adversely influenced by these legal limitations on our control over the REAS.

LIBERALIZATION OF THE ELECTRICITY MARKET IN THE CZECH REPUBLIC COULD ADVERSELY AFFECT OUR BUSINESS

We compete on the retail electricity market and the wholesale electricity market. With respect to the retail market in the Czech Republic, only "eligible final customers" may choose their electricity supplier and freely negotiate prices. Since January 1, 2005, all final customers except for households have been among the "eligible final customers". Households are scheduled to become "eligible final customers" as of January 1, 2006, when the Czech retail electricity market will become fully liberalized. We have direct access to all eligible final customers and this liberalized market represents approximately 60% of the Czech retail electricity market. On the other hand, the remaining 40% of the Czech retail electricity market (mostly households) is served by the REAS which are free to choose on the wholesale market the supplier to cover demand of their customers. The wholesale market is fully liberalized. As a consequence of this liberalization, the REAS and eligible final customers have purchased some electricity from producers outside the Czech Republic, which in fact has reduced our revenues. We have responded to these price and other pressures by increasing the quantity of electricity sold for low prices while keeping fixed costs constant. While we control five REAS in the Czech Republic, we can provide no assurance that decisions of the remaining three independent REAS or independent eligible final customers will not adversely affect our business, prospects, financial condition or results of operations.

OUR FUTURE PROFITABILITY IS DEPENDENT UPON SEVERAL FACTORS, SOME OF WHICH ARE OUTSIDE OUR CONTROL.

Costs structure and variable electricity prices. The operation of our power stations, in particular our nuclear power stations, is characterized by high fixed costs. Additionally, some of our costs are not borne by our non-nuclear competitors because they are unique to the nuclear power generation industry. Our ability to generate sufficient turnover at sufficient margin to cover our fixed costs is dependent, in part, on favorable electricity prices and our sales and trading strategy. Electricity prices depend on a number of market and other factors. Because our costs are primarily fixed in nature, they cannot be reduced in periods of low electricity prices. Therefore, in these circumstances it is possible that we may not produce sufficient revenue from our electricity sales and/or trading to cover our generation costs.

Unplanned outages. Unplanned outages of our power plants, in particular nuclear reactors, result in lost generation and, due to our contractual obligations to deliver electricity at pre-established prices and quantities, we may, therefore, be required to purchase replacement electricity volume in the open market which may be at unfavorable prices. Given the complexity of operating nuclear power stations, we do not believe that we will be able to completely eliminate the risk of unplanned outages and we cannot predict the timing or impact of these outages with any certainty. Therefore, there is no assurance that we will be profitable or generate sufficient cash to fund our operations or to meet our financial obligations as they fall due.

INTERRUPTIONS IN OPERATION OF THE TEMELIN NUCLEAR POWER PLANT COULD SIGNIFICANTLY LOWER OUR CASH FLOW

We have experienced continuing environmental and other opposition to our operation of Temelin nuclear power plant with demonstrations by Austrian citizens and others. As a result, the prime ministers of Austria and the Czech Republic met in the past and agreed to further studies and monitoring performed on Temelin. Also, several lawsuits were filed before Austrian courts and they referred the issue as to whether Austrian courts have jurisdiction in such lawsuits to the European Court of Justice. We can provide no assurance that, as a result of such studies and monitoring or such lawsuits, the operation of Temelin will not be disturbed as a result of events beyond the control of management. We can provide no assurance that any such problems will not adversely affect our business, prospects, financial condition or results of operations.

OUR COMMERCIAL RELATIONSHIP WITH THE REAS AND THE COMPETITIVE ENVIRONMENT FOR THE SUPPLY OF ELECTRICITY IN THE CZECH REPUBLIC COULD CHANGE

We sell a significant portion of the electricity we produce to the eight REAS. Except for two REAS for which ten-year supply contracts have been signed in 1996 (but contracts specifying volumes and prices, among others, for these two long-term contracts are signed annually), we sign our contracts with the other REAS annually. We own majority shares in five REAS. We can provide no assurance that the three REAS we do not control will continue to purchase power from us in the same quantities as they have in the past and/or for the same or better prices or that the competitive environment for the supply of electricity in the Czech Republic will not change.

THERE ARE RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

In January 2005, we acquired three electricity distribution companies in Western Bulgaria. We are in the process of bidding for acquisition of several other electricity generation and distribution companies outside the Czech Republic, including Bulgaria, Romania, Poland and Montenegro. We will continue to evaluate opportunities abroad and may expand our investments in these countries or in new markets. There are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, trade barriers including import and export controls, tariffs, customs, duties, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, expropriation, nationalization, war and other political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions and potentially adverse tax consequences, any of which could adversely impact the success of our international operations.

BECAUSE WE LOST CONTROL OF THE TRANSMISSION GRID, ELECTRICITY TRANSMISSION PRICES MAY INCREASE

Until April 1, 2003, we controlled the electricity transmission grid in the Czech Republic through our wholly-owned subsidiary, CEPS, a.s. As a part of process of the liberalization of the energy market and/or privatization in the Czech Republic, we had to sell our majority stake in CEPS, a.s. and we thereby lost control of the transmission grid. The prices for electricity transmission could increase as a result of our lost control of CEPS, a.s. If these transmission prices increase and such increase is followed by increases in end prices for electricity, we can give no assurance that the possible resulting decrease of consumption or our increased costs would not adversely affect our business, prospects, financial condition or results of operations. Further, we can give no assurance that the specific regulatory or other relationship that actually develops with respect to the transmission of electricity will not adversely affect our business, prospects, financial condition or results of operations.

STATE SUPPORT TO SELECTED POWER GENERATION SOURCES COULD ADVERSELY AFFECT THE PORTION OF OUR BUSINESS SUBJECT TO REGULATED PRICES

Czech law requires the REAS to purchase certain amounts of electricity from environmentally friendly "co-generation," or "renewable" facilities and it provides state subsidies to them. This approach leads to a significantly higher state support for small generation sources or those that are connected directly to the REAS grids. We, however, operate large plants and transmit a major portion of our electricity to the transmission grid and thus cannot take full advantage of the state support for otherwise comparable power generation sources. While we believe that these purchases by the REAS will remain an insignificant portion of overall REAS electricity purchases, we can provide no assurance that this will in fact be the case and that our electricity sales to independent REAS will not decrease as a result and will not adversely affect our business, prospects, financial condition or results of operations.

THE COSTS WE ARE BEING CHARGED FOR RADIOACTIVE WASTE DISPOSAL MAY INCREASE

Under Czech law we are required to contribute funds to a "Nuclear Account" administrated by the Ministry of Finance based on the amount of electricity we produce in our nuclear power plants. This fund is used by the Radioactive Waste Repository Authority (the "Repository Authority") to centrally organize, supervise and undertake responsibility for all final disposal facilities and deposition of nuclear waste therein.

We can give no assurance that the government will not increase the contributions which the Nuclear Act requires us to pay into the Nuclear Account. Additionally, if the cash amounts accrued in the Nuclear Account are not sufficient to pay the final disposal costs, we may be required to pay additional amounts.

THE AMOUNTS WE HAVE TO KEEP IN A SPECIAL ESCROW ACCOUNT FOR FUTURE DECOMMISSIONING OF OUR NUCLEAR POWER PLANTS MAY INCREASE; WE MAY BECOME LIABLE FOR INCREASED COSTS OF FUTURE DECOMMISSIONING

Under Czech law we are required to keep funds in a special escrow account based on the expected costs of future decommissioning of our nuclear power plants. These funds can be used only for such decommissioning and only with the permission of the Repository Authority. We can give no assurance that our contributions to the special escrow account will not increase as a result of increased expected costs of decommissioning or other factors determining the amount of our annual contributions. Additionally, if the cash amounts accrued in the special escrow account are not sufficient to pay the decommissioning costs, we may be required to pay additional amounts.

OBSOLESCENCE OF SOME OF OUR EQUIPMENT AND COMPONENT PARTS THAT ARE REQUIRED TO OPERATE OUR POWER STATIONS AND MONITOR PLANT STABILITY COULD RESULT IN HIGHER OPERATING COSTS, UNPLANNED LOSSES OR THE CLOSURE OF OUR POWER STATIONS.

Some of our power plants became operational several decades ago. As a result, it is becoming increasingly difficult to source replacement parts for some older equipment and to find engineers qualified to service certain equipment. We may not be able to maintain our older equipment on a cost effective basis or at all. We believe the increasing obsolescence of some of our parts and systems may result in an increase in unplanned losses, longer planned outages, significantly higher repair costs and/or the closure of our stations.

THE CONDITION OF SOME OF THE PLANT, EQUIPMENT AND COMPONENTS AT OUR POWER STATIONS IS SUBJECT TO GRADUAL DETERIORATION OVER TIME.

The impact on the condition of some of the plant, equipment and components at our power stations of station operations and natural processes such as erosion and corrosion tends to increase as such plant, equipment and components grow older. While we attempt to implement inspection and maintenance practices such that we repair or replace such plant, equipment and components before they fail there is no guarantee that we will be successful and consequently we may experience unplanned losses which will adversely impact on our profitability.

OUR INSURANCE DOES NOT FULLY COVER OUR RISKS AND FACILITIES

We have limited insurance (e.g., property and machinery insurance) for certain of our significant assets, including the Dukovany and Temelin nuclear power plant. We can give no assurance that our business will not be adversely affected by the costs of accidents or other unexpected occurrences at such facilities.

WE COULD INCUR SIGNIFICANT LOSSES IF WE SUFFERED A NUCLEAR ACCIDENT

In accordance with the Vienna Convention, the Nuclear Act provides that the operator of a nuclear facility is liable for any damage caused by a nuclear accident up to CZK 6 billion per accident. The Nuclear Act also provides that operators of nuclear facilities, such as ourselves, are obligated to acquire insurance covering potential liabilities for nuclear damages in an amount of not less than CZK 1.5 billion. We have concluded insurance policies for both Dukovany and Temelin which provide coverage at these amounts. However, notwithstanding such limitation of liability and our additional coverage, any nuclear accident at a nuclear power station could have a material adverse effect on our business, prospects, financial condition or results of operations due to, amongst others, potential shut-down of the nuclear facility involved in the accident and the resulting loss of generation capacity, remedial and replacement expenses and negative public response. In addition, as the Nuclear Act has not been tested in court, we can give no assurance that judicial interpretations will be consistent with its stated limitation of liabilities.

FUTURE REGULATION COULD HAVE A SIGNIFICANT ADVERSE EFFECT ON OUR BUSINESS AND ITS PROFITABILITY

As an owner and operator of nuclear and coal-fired power stations and owner of electricity distribution businesses, we are subject to extensive governmental regulations. We are subject to, among others, nuclear safety, electricity market and environmental regulations of the Czech Republic, the EU and other governmental authorities. Future regulation by the Czech government or the European Union may require significant changes in our business or otherwise affect our business in ways that we cannot predict. Any new regulations that cause us to restructure or otherwise change our business may have a material adverse effect on our business prospects, results of operations and financial condition.

A FAILURE TO COMPLY WITH, OR THE INCURRENCE OF LIABILITIES UNDER, ENVIRONMENTAL, HEALTH AND SAFETY LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT, OR A FAILURE TO OBTAIN OR MAINTAIN REQUIRED ENVIRONMENTAL, HEALTH AND SAFETY REGULATORY APPROVALS, COULD ADVERSELY AFFECT OUR BUSINESS OR OUR ABILITY TO TRADE PROFITABLY.

We are subject to various environmental and health and safety laws and regulations governing, amongst other things: (i) the generation, storage, handling, release, use, disposal and transportation of hazardous and radioactive materials; (ii) the emission and discharge of hazardous materials into the ground, air or water; and (iii) decommissioning and decontamination of our facilities and the health and safety of the public and our employees. Regulators in the Czech Republic administer these laws and regulations. We are also required to obtain environmental and safety permits from various governmental authorities for our operations. Certain permits require periodic renewal or review of their conditions and we cannot predict whether we will be able to renew such permits or whether material changes in permit conditions will be imposed. Therefore, we may not have been, or may not at all times in the future be, in complete compliance with such laws, regulations and permits. Violations of these laws, regulations or permits could result in plant shutdowns, fines and/or litigation being commenced against us or other sanctions. Other liabilities under environmental laws, including clean-up of radioactive or hazardous substances, can be costly to discharge. Environmental liabilities or failure to comply with environmental laws could also lead to negative publicity and significant damage to our reputation. Environmental and health and safety laws are complex, change frequently and have tended to become more stringent over time. Whilst we have budgeted for future capital and operating expenditures to comply with current environmental and health and safety laws, it is possible that any of these laws will change or become more stringent in the future. Therefore, our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, radioactive or hazardous substances, could adversely affect our business or our operating or financial performance.

DEVALUATION OF THE CZECH CROWN AGAINST THE U.S. DOLLAR AND/OR EURO WOULD NEGATIVELY IMPACT OUR BUSINESS; WE MAY SUFFER EXCHANGE RATE LOSSES IF CZECH CROWN BECOMES SIGNIFICANTLY WEAKER TO U.S. DOLLAR AND/OR EURO, OR LOSSES DUE TO HEDGING IF CZECH CROWN BECOMES SIGNIFICANTLY STRONGER

Majority of our revenues are denominated in Czech crowns and, after giving effect to foreign exchange swaps, approximately one-third of our indebtedness is effectively denominated in, and is expected to continue to be denominated in, currencies other than the Czech crown. Consequently, we are exposed to currency exchange risks that could impact our ability to meet our debt obligations and finance our business. The Czech crown to euro exchange rate has been relatively stable and there has been a trend of a stronger Czech crown versus the U.S. dollar in 2004 with stabilization in 2005. However, we can give no assurance that these trends will continue. Devaluation of the Czech crown against the U.S. dollar and/or euro would result in a larger proportion of our revenues needed to service our indebtedness denominated in currencies other than the Czech crown, including the 7 1/8% notes due 2007 issued by CEZ Finance B.V. and guaranteed by our Company (the "Notes" and the guarantees provided by us the "Guarantees") which could have a material adverse effect on our ability to service the Notes or other indebtedness denominated in currencies other that the Czech crown.

We have entered into foreign exchange swap transactions (principally U.S. dollars and euro to Czech crowns) in order to reduce our exposure to the exchange rate risk by adjusting our exposure to non-Czech crown denominated liabilities. Although we intend to further reduce our exposure to exchange rate risk by entering into other hedging transactions, we can give no assurance that such hedging will be available or profitable.

FACTORS RELATING TO THE CZECH REPUBLIC

IF THE CZECH ECONOMY PERFORMS POORLY, OUR BUSINESS WILL BE IMPACTED NEGATIVELY

Our revenues are sensitive to the performance of the Czech economy. Most of our assets and operations are located in the Czech Republic and we derive the substantial majority of our electricity revenues from domestic sales. Changes in economic, regulatory, administrative or other policies of the Czech government, as well as political or economic developments in the Czech Republic over which we have no control, could have a significant effect on the Czech economy, which in turn could have a significant effect on our business, prospects, financial conditions or results of operations or our ability to proceed with our business plan.

The Czech Republic has experienced growing public finance deficits which could potentially destabilize the Czech crown against foreign currencies, increase inflation and increase the borrowing costs of the Czech Republic through lower debt ratings, and for us as well. While political parties in the Czech Republic acknowledge this problem, they have not reached political accord on a solution. Though the Czech crown is currently strong and the inflation low, we can give no assurance that this will be the case in the future years.

WE COULD INCUR UNFORESEEN TAX PENALTIES AND/OR SANCTIONS

Changing interpretations of tax regulations by the tax authorities, extended time periods relating to overdue liabilities and the possible imposition of high penalties and other sanctions result in the tax risk for a Czech company being significantly higher than in countries with more mature tax systems.

ITEM 4.   INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

CEZ, a.s. (the "Company" or "CEZ") was established on May 6, 1992 as a joint-stock company organized under the law of the Czech Republic. We were established through the aggregation of formerly state-owned companies into one enterprise. The resulting company is the largest electricity generation company in the Czech Republic in terms of installed electricity generation capacity and one of the largest companies in the Czech Republic in terms of operating revenues. Following acquisition of majority stakes in five REAS in 2003 we also operate the largest electricity distribution business in the Czech Republic in terms of number of final customers we can access. We are governed by the provisions of Czech Civil and Commercial law and are registered with the Commercial Register of the District Court for Prague. Our headquarters is located in Prague, Czech Republic. Our U.S. agent's name and address is CT Corporation System, 1633 Broadway, New York, New York 10019.

Our registered address is:

                                   CEZ, a. s.
                                  Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

                             Tel: +420 (2) 7113 1111
                              Web site: www.cez.cz

As of December 31, 2004, group of our companies consisted of a total of 78 companies, of which 34 (ourselves, 26 subsidiaries and 7 affiliated companies), are included in our consolidated group. The structure of our consolidated group was determined based on significance of our individual subsidiaries and affiliated companies.(1) The core business of our consolidated group is the generation, distribution, and sale of electricity generated in our group's own facilities, and related provision of power grid ancillary services. In addition to electricity generation and distribution, businesses of individual companies in our group also include generation and sale of heat, mining of raw materials, telecommunications, scientific research, as well as engineering and activities in the construction, maintenance, upgrading of power plants and distribution system, and provision of information technologies.

All power plants that we operate are located in the Czech Republic. The total installed capacity of our generation facilities as of December 31, 2004 amounted to 12,297 MW. In 2004, we generated 62,126 GWh of electricity. Of this amount, coal-fired plants accounted for 54.7%, our nuclear power plants accounted for 42.4%, and hydroelectric plants accounted for 2.9% of electricity produced. The remaining electric power consumed in the Czech Republic comes from independent power producers, self generators and imports. CEZ operates twenty-four(2) power plants, including ten coal-fired plants, twelve hydroelectric plants and two nuclear power plants, while other members of our consolidated group operate a number of small power plants with aggregate installed capacity of 144 MW. See "Property, Plants and Equipment" on page 30. We also purchase electricity from Sokolovska uhelna a.s., certain other companies (this applies to our distribution companies), and, under favorable circumstances, from traders.

Through REAS we have direct access to approximately 3.4 million of end customers (including both eligible final customers and households) in the Czech Republic. Of the quantity of electricity we sold in the Czech Republic in 2004, we sold approximately 57% to final customers to cover electricity consumption in the Czech Republic. On January 18, 2005, we acquired majority shares in three electricity distribution companies in Western Bulgaria. These companies were not a part of our consolidated group as of the end of year 2004.(1) Through the distribution companies in Bulgaria we have access to approximately 1.8 million end customers. On April 5, 2005 we entered into an agreement to acquire a majority share in the largest distribution company in Romania, through which we will have access to another 1.4 million end customers. Combined the Czech Republic, Bulgaria and Romania, in aggregate we will have access to approximately 6.6 million end customers.

-------------------
(1) For further information on consolidation of our financial statements see Notes to Consolidated Financial Statements.
(2) Calculation of the number of plants that we operate varies depending on whether a plant is counted independently or as a part of a larger organization unit. The number of plants used herein is based on larger organizational units.

The following table sets forth a breakdown of the amounts of electricity that we procured and which was supplied in and exported from the Czech Republic from 2002 through 2004:

                                                            2002          2003            2004
                                                            ----          ----            ----
                                                                         (GWh)
Procurement:
Generated in-house (gross)............................    54,118        61,399          62,126
Other purchasing for resale ..........................     2,018        13,983          11,625
Purchased from OTE(1).................................       900         1,009             489
Purchased to cover own consumption....................        18            21              11
Purchased from outside the Czech Republic.............     1,338           919           2,129
                                                       ------------   -----------  --------------
   Total..............................................    58,392        77,331          76,380
                                                       ============   ===========  ==============

Supply:
Sold in the domestic market...........................    36,245        48,883       54,719(5)
   Sold to electricity distribution companies.........    31,466        14,107          14,886
   Sold to OTE(1).....................................     1,333         1,072             565
   Sold to eligible customers(2)......................        69         9,467          15,604
   Sold to captive customers(3).......................         0        21,259          16,066
   Sold to traders(4).................................     2,593         1,935           6,768
       Of which: sold to traders for export...........         0             0           5,885
   Sold to CEPS to cover losses in transmission grid..       598           719             677
   Other domestic sales...............................       186           324             153
Exports...............................................    16,008        19,227       10,966(6)
Trading outside of the Czech Republic (sales) ........       921           895           1,977
Total Sales...........................................    53,174        69,005          67,662
Other consumption of CEZ Group (including in-house         5,218         5,665           5,933
consumption)..........................................
Losses................................................         0         2,661           2,785
                                                       ------------   -----------  --------------
   Total..............................................    58,392        77,331          76,380
                                                       ============   ===========  ==============

(1)  Operator trhu s elektrinou, a. s. (Electricity Market Operator)
(2)  Final customers pursuant to Section 28 of the Energy Act
(3)  Final customers pursuant to Section 29 of the Energy Act
(4)  Electricity traders pursuant to Section 30 of the Energy Act
(5)  Domestic real 2004 sales (without export via traders) was 48,834 GWh
(6)  Total real 2004 export (including export via traders) was 16,851 GWh

In addition to electric power, we also generate heat, which we supply to municipalities, district heating companies and industrial consumers via steam/hot water pipelines that we operate with other persons. See "Heat Generation" on page 19.

BREAKDOWN OF REVENUE BY ACTIVITY

The following table sets forth a breakdown of our principal activities together with the revenue generated from such activities for the years 2002 through 2004:

                                                    2002       2003      2004
                                                    ----       ----      ----
                                                         (CZK millions)
Electricity and Transmission Sales(1) ............52,938     79,548      92,748
Heat Sales........................................1,673       1,833       1,883
Other..............................................967        3,435       5,534

(1) In 2002, our revenue from electricity sales amounted to approximately CZK 41,021 million, and our revenue from transmission sales amounted to approximately CZK 11,917 million. After the sale of 66% of our shares in CEPS, a.s. on April 1, 2003, we do not account for our transmission sales separately and we have no comparable data available for 2003 and for 2004. Additionally, we do not account for our electricity sales from our nuclear, hydro-electric and coal-fired power plants separately.

ELECTRICITY GENERATION

In 2004, we produced a total of 62,126 GWh of electricity, which represents approximately 73.7% of the total electricity produced in the Czech Republic. Revenues from electricity sales amounted to approximately CZK 92.7 million or 92.6% of our total revenues for 2004.

The following table provides information regarding our installed electricity generating capacity at December 31, 2004 and the method of electricity generation during the year ended December 31, 2004:


                                                                        At December 31, 2004           Year Ended December 31, 2004
                                                                        --------------------           ----------------------------
                                                                   Installed           Installed        Electricity           Total
                                                                   Capacity            Capacity         Generation       Production
                                                                   --------            --------         ----------       -----------
                                                                       (MW)                 (%)               (GWh)             (%)

Coal-Fired Plants...........................................          6,603              53.7              34,002            54.7
Nuclear Plants..............................................          3,760              30.6              26,324            42.4
Hydroelectric Plants, Wind(1) and Solar Power Plant(2)......          1,934              15.7               1,800             2.9
                                                               ----------------  -----------------  ------------------ -------------
    Total...................................................         12,297               100              62,126             100
                                                               ================  =================  ================== =============

(1) Power plant in the locality of Mravenecnik near the Dlouhe Strane hydroelectric power plant.
(2)  Included under the Dukovany power plant organizational unit.

Coal-Fired Power Generation

Through CEZ, we own and operate ten (10) coal-fired power plants which are further described below under "Property, Plants and Equipment" on page 30. In 2004, our coal-fired plants owned by CEZ generated 33,666 GWh of electricity representing 54.2% of our total electricity production.

Our coal-fired plants have a diversified age profile, and we have a planned program of regular repairs and overhauls for the generating units. In most cases, parts of these units have already been completely reconstructed and modernized. As of December 31, 2004, we had installed FBB or FGD equipment on all of our coal-fired capacity and we have installed or refurbished electrostatic precipitators (which reduce particle emissions) on all but two of our coal-fired power plants. The coal-fired plants that we own and operate are situated at various locations throughout the Czech Republic, the largest concentration being in the lignite mining region in the northwest of the Czech Republic. We have decommissioned the Ledvice I power plant, two units of the Melnik II power plant and three units of the Tusimice I power plant. We decided to decommission these plants because, in our judgment, we have sufficient capacity to satisfy demand using our existing plants.

Types and Sources of Coal. The majority of our coal-fired power plants (97.6%) utilize lignite. Currently only one of our power plants (and partially another one) uses hard coal. We have four main domestic suppliers of lignite and one domestic supplier of hard coal.

Most of our coal-fired power plants are located in the vicinity of the North Bohemian brown coal basin. Conveyor belts from nearby mines directly supply coal to three power plants, Ledvice II, Tisova I and II and Tusimice II. In other cases, rail is primarily used to transport coal supplies over relatively short distances. We maintain coal stocks at a general level of 16% of our annual consumption at plants that are not in direct proximity to coal mines.

Coal Contracts. For the purchase of lignite we have entered into a number of annual, five-year and one long-term contract with Appian Group, a.s., Sokolovska uhelna, a.s., Severoceske doly, a.s, Lignit Hodonin, s.r.o., GEMEC-UNION, a.s. and with OKD, a.s, for the purchase of hard coal. We have signed a long-term contract with Severoceske doly, a.s., and short term contracts (annual) with Severoceske doly, a.s., Appian Group, a.s., Sokolovska uhelna, a.s. Our contract with Lignit Hodonin, s.r.o. for lignite is medium-term until 2010. We have signed a short term agreement with OKD, a.s. for hard coal. See "Equity Interests of CEZ in Other Companies as of December 31, 2004" on page 30.

We generally enter into contracts for coal deliveries on the basis of tenders. Short-term contracts resulting from such tenders fix prices for one year.

In October 1997, we signed a long-term contract with the largest producer of lignite in the Czech Republic, Severoceske doly, a.s. In 1999, we increased our stake in Severoceske doly, a.s. to more than one-third of the capital stock of Severoceske doly, a.s. Severoceske doly, a.s. supplies approximately 60% of our total consumption of lignite. This contract covers supplies through the year 2030 a and we intend to sign a amendment soon which will prolong the contract until 2052. The amendment will not change the agreed volume of supplies, but extends the supplies in time to cover the operation life of our coal-fired power plants. We purchase the largest amount of coal in the Czech Republic.

The following table sets forth the rate of price increases (decreases) for which we purchased lignite and hard coal as compared to inflation rates for the years 2002 through 2004:

           Year        Lignite (%)     Hard Coal (%)     Inflation (%)
           ----        ----------      ------------      ------------------
           2002             0.0            0.7                   1.8
           2003             0.0            0.0                   0.1
           2004             2.5          (0.7)                   2.8

Although we have been in a good bargaining position vis-a-vis coal suppliers and we have generally been able to keep increases in coal prices below increases in the annual inflation rates, there can be no assurance that we will be able to do so in 2005 or future years. The stagnation in lignite coal prices in 2004 was influenced primarily by the low inflation rate, market conditions and increased competitive pressures among suppliers. The decrease with respect to hard coal was primarily due to purchases of less quality hard coal.

We purchase limestone and lime for desulfurization facilities and fluidized-bed boilers under long and medium-term contracts from a total of five domestic suppliers. LOMY MORINA spol. s r.o. supplies approximately 49% of the total amount. We hold 51.05% of the registered capital of LOMY MORINA spol. s r.o. We hold 64.87% of the registered capital of KOTOUC STRAMBERK, spol. s r.o., which supplies approximately 21% of our total limestone and lime needs at prices which are renegotiated each year. These prices do not differ significantly from market prices.

Historically, prices for lime, limestone and other raw materials have generally risen, but such changes have not been material.

Taking into account geographical restrictions and current estimates of coal-fired generation needs, we estimate there are sufficient lignite reserves in the Czech Republic for the operation of our coal-fired power plants for approximately 50 years. This estimate is based on an expectation that in approximately 20 years, the amount of electricity produced in coal fired power plants will decrease by 50%.

Total expenses for energetic fuel in coal-fired power plants consumed in 2004 amounted to CZK 10,899 million or 13.5% of our total operating expenses. Total expenses for lime and limestone consumed in 2004 amounted to approximately CZK 630 million or 0.8% of our total operating expenses.

Final Disposal of Coal Waste. Pursuant to the 2001 Act on Wastes, effective from January 1, 2002, and related regulations, we dispose of coal ash by depositing it in landfills and disused shafts of existing mines. We sell some of the coal ash residues to certain producers of building materials. In addition, we have been selling a portion of the FGD gypsum remaining after the desulfurization process to certain producers of construction materials. Although such sales have not been material to our revenues, they represent an important element in our environmental initiatives.

Sources of Working Materials. We select suppliers of caustic soda, sulfuric acid, hydrochloric acid, technical gases, turbine and transformer oils and other working materials on the basis of tenders. Individual power plants conclude these supplier contracts. Our total expenditure for such supplies do not represent a material portion of our overall expenses.

Nuclear Power Generation

Through CEZ, we currently own and operate two nuclear power plants, one situated at Dukovany, in the South Moravian District of Trebic and the second at Temelin, in the South Bohemian district of Ceske Budejovice. We describe both Dukovany and Temelin in further detail below under "Property, Plants and Equipment" on page 30 and "Capital Investments" on page 36. In 2004, our nuclear power plants generated 26,324 GWh of electricity, representing 42.4% of our total electricity production.

Both nuclear power plants are equipped with VVER reactors. VVER is a pressurized water reactor in which water acts as both the moderator and the coolant. The design of a VVER plant is generally considered identical to the design of PWR plants based on U.S. technology (in which water also acts as the moderator and the coolant) and which is the most common reactor type commercially used around the world.

Unlike analogous western nuclear power plants, the units of the Dukovany nuclear plant have no full pressure containment, however the function of the barrier which prevents escape of radioactive steam into the atmosphere in case of any breach of the primary circuit (the sealed circuit comprised of the steel pressure vessel containing the reactor, the steam generator and the connecting pipe work) is ensured by hermetic zones complemented by bubbler tower which prevents hermetic zones from overpressurizing. In the Temelin nuclear power plant, both units are constructed with standard full pressure containment of western type. The Dukovany and Temelin nuclear plants are designed to withstand the maximum design accident caused by a breakdown of the primary circuit and are designed to be able to reduce the pressure and temperature of steam escaping from the primary circuit to the hermetic zones or containment by using spray systems.

Dukovany Nuclear Power Plant. The construction of the Dukovany nuclear power plant began in January 1979 and its four units became operational between May 1985 and July 1987. The power plant has been in continuous operation since 1985. The power plant uses four Soviet designed VVER 440-213 pressurized water reactors with a total installed electricity generating capacity of 1,760 MW. Outside the former Soviet Union, such reactors are in operation in the Czech Republic, Finland, Hungary, Bulgaria and the Slovak Republic.

The State Nuclear Safety Authority (the "Nuclear Safety Authority") grants operating licenses that are renewable upon application. The following table sets forth the status of licenses at the Dukovany power plant:

                            Unit                 License Valid Until:
                            ----                 -------------------
                            1                    December 31, 2005
                            2                    December 31, 2006
                            3                    December 31, 2007
                            4                    December 31, 2007

From its initial operation to December 31, 2004, the Dukovany nuclear plant has generated approximately 238 TWh of electricity at an average load factor per year of 83.27%.

Temelin Nuclear Power Plant. Our second nuclear power plant is located at Temelin in South Bohemia, was completed in 2004 and entered into commercial operation in October 2004. It employs two VVER 1,000 pressurized water reactors, each with a capacity of 1,000 MW. See "Capital Investments--Nuclear Power Plants" on page 38 for more information about the Temelin power plant. From its initial operation to December 31, 2004, the Temelin nuclear plant has generated approximately 31,407 GWh of electricity.

The following table sets forth the status of licenses at the Temelin power plant:

                            Unit                 License Valid Until:
                            ----                 --------------------
                            1                    October 11, 2010
                            2                    May 31, 2012

Procurement of Nuclear Fuel Materials. Nuclear fuel materials and services (i.e., uranium, conversion, and enrichment) are supplied on the basis of long term contracts. Current needs for nuclear materials are contractually fully covered for several forthcoming years. Majority of these supply contracts had been concluded before the recent growth of prices on the market. A diversified portfolio of suppliers and reasonable stockpiles of fuel materials have been maintained within the framework of our procurement policy and also in compliance with recommendations of the Euratom Supply Agency.

Nuclear fuel for the nuclear power plant Temelin is supplied by Westinghouse according to a requested schedule on the basis of our long term contract. Second refueling at Unit 1 and the first refueling at Unit 2 were completed in 2004. Regarding the nuclear power plant Dukovany, deliveries of nuclear fuel designated for the implementation of the progressed "five-year fuel cycle" continue under the very long term contract concluded with Russian OAO TVEL. Stocks of fuel, to cover at least one year needs, are kept at the nuclear power plant Dukovany.

Spent Nuclear Fuel Storage. Operation of an interim storage facility for spent nuclear fuel which utilizes transport and storage containers licensed and used in a number of countries (including the United States) at the site of the

Dukovany nuclear power plant became operational in December 1995. The capacity of this facility is sufficient for the operation of the power plant until 2005. We are in the process of building a new interim storage facility and expect the construction to be completed in 2005. Once the new storage facility starts operations, we estimate that the capacity of the interim storage facility will be sufficient for the planned life of the power plant. We are also planning the construction of an interim storage facility for spent nuclear fuel from the Temelin power plant at the Temelin site. In 2004, environmental impact assessment (EIA) procedure was initiated with Austria and Germany being participants of the proceedings. An underground interim storage facility at the Skalka site in South Moravia is being considered as an alternative for the storage of spent fuel from both power plants. A local zoning permit for this site was issued to us in March 2001. In 1999 we sold the repository for disposal of low and medium level radioactive waste from the operation of both Dukovany and Temelin nuclear power plants to the Repository Authority (state agency). The Repository Authority has engaged us to continue operating this repository located at Dukovany site.

Hydroelectric Power Generation

Through CEZ, we operate twelve (12) hydroelectric power plants (small storage or pump storage), which are described in individual detail under "Property, Plants and Equipment" on page 30. In 2004, our hydroelectric power plants generated 1,612 GWh of electricity representing 2.6% of our total electricity generation.

Eight of these plants are situated on dams on the Vltava river creating a cascade operation controlled by a central control system. The total of 1,869 MW of hydroelectric power capacity that we operate represents an important and cost-effective source of peak load generation for CEZ. In recent years, the electricity consumption pattern in the Czech Republic has exhibited increasing intra-day peak demand. Additional development of hydropower generation in the Czech Republic is limited by the topography of the country and we currently are not constructing and do not have plans to construct any new hydroelectric power plants.

Hydroelectric power plants have a high degree of flexibility in the regulation of their output. The ability to control conventional storage hydroelectric power plants and pump storage plants centrally permits the hydroelectric plants to commence operating very rapidly thereby facilitating our regulation of electric output.

Neither conventional storage nor pump storage hydroelectric power plants release polluting emissions into the atmosphere. These plants also represent an inexpensive source of electric energy, particularly in periods of peak demand. In addition, pump storage power plants allow the productive use of excess electricity generated by base load plants by operating storage pumps in periods of low demand.

HEAT GENERATION

In general, heat is a by-product of the generation of electricity. We sell heat to municipalities, district heating companies and industrial consumers. At the present time, we are supplying heat from all of our coal-fired plants and both of our nuclear power plants. Heat is supplied to customers via steam/hot water pipelines operated by us and other persons. In 2004, sales of heat amounted to CZK 1,883 million or 1.9% of our total revenues.

TRANSMISSION OF ELECTRICITY

Until April 1, 2003 we controlled the electricity transmission grid in the Czech Republic through our wholly-owned subsidiary, CEPS, a.s. CEPS, a.s. operates a total of approximately 4,477 km (approximately 2,782 miles) of transmission lines connection the power plants to the distribution network. On April 1, 2003 we transferred our 66% share in CEPS, a. s. to various governmental entities. On September 3, 2004, we sold our remaining 34% share in CEPS, a. s. to the Czech government as required by a decision of the Czech Anti-Monopoly Office. The purchase price for the 34% share was CZK 7,087 million and will be paid to us in five installments, the last one being payable in 2009. For more information see "--Distribution of Electricity."

DISTRIBUTION OF ELECTRICITY

The term "distribution" refers to the transportation of electricity from the transmission grid to end-users (i.e., customers that use the electricity). Currently, we operate distribution lines in the Czech Republic and Bulgaria, and we expect to enter Romanian distribution market soon through acquisition of shares in a major Romanian distribution company. In aggregate, we have access to approximately 6.6 million end customers (including the Czech Republic, Bulgaria, and Romania).

The Czech Republic

Acquisition of REAS. On March 11, 2002 the Czech government decided to sell to us its shares in the eight REAS (regional electric power distribution companies) held by the National Property Fund and the Czech Consolidation Agency. The Czech government also decided to purchase our 66% share in our transmission subsidiary CEPS, a. s. The transactions were approved at our shareholder's meeting held on June 11, 2002. On March 20, 2003, we received an affirmative opinion from the Czech Anti-Monopoly Office approving the sale of the distribution companies to us. After the fulfillment of this last condition precedent for the integration of the electric power industry, we signed promissory notes on March 28, 2003, and on April 1, 2003 the transfer of the shares of the eight distribution companies to us was consummated. Concurrently, we transferred a 51% share in CEPS, a. s. to OSINEK, a. s., a wholly-owned subsidiary of the National Property Fund, and a 15% share in CEPS, a. s. to the Ministry of Labor and Social Affairs. After netting the price we should pay for the REAS against the price that we should receive for CEPS, a.s., we are required to pay the National Property Fund approximately CZK 15.2 billion by mid-2006. As requested by the National Property Fund, we accelerated the repayment and the last installment of CZK 3.7 billion was repaid on June 30, 2004.

In its affirmative decision on the sale of REAS to us, the Czech Anti-Monopoly Office stated three conditions which we are required to fulfill and which were in the opinion of the Czech Anti-Monopoly Office necessary for the protection of economic competition in the electricity distribution market in the Czech
Republic:

     o We were required to dispose of our remaining 34% share in CEPS, a. s. to the Czech government;

     o We were required to dispose of all our minority shares in the three REAS in which we hold such minority shares, namely in Jihoceska energetika, a.s., Jihomoravska energetika, a.s., and Prazska energetika, a.s.; and

     o We were required to dispose of a majority share in one of the REAS in which we acquired majority shares. The Anti-Monopoly Office did not specify which REAS in particular we should sell, and therefore we could choose to sell any of Severoceska energetika, a.s., Severomoravska energetika, a.s., Vychodoceska energetika, a.s., Zapadoceska energetika, a.s., or Stredoceska energeticka, a.s. Our Board of Directors decided to sell Severoceska energetika, a.s.

With respect to the first condition, we sold our remaining our remaining 34% share in CEPS, a. s. to the Czech government on September 3, 2004. See "--Transmission of Electricity."

With respect to the second condition, we have already fulfilled our obligation in relation to our two minority interests by swapping our minority shareholding interests in Jihoceska energetika a.s. and Jihomoravska energetika, a.s. with E.ON Czech Holding AG ("E.ON") for minority interests in Zapadoceska energetika, a.s. and Vychodoceska energetika, a.s. We have also fulfilled our obligation with respect to Prazska energetika, a.s. by selling our remaining 34% share in this company on August 20, 2004.

With respect to the third condition, in November 2004 we filed a request with the Czech Anti-Monopoly Office for this condition to be abolished. In March 2005 the Anti-Monopoly Office abolished the third condition in accordance with our request, and ordered that we adopt certain measures in order to ensure proper competition on the Czech electricity market in 2006 and 2007. As a result of this development, we are no longer required to sell one of our five REAS, and we will keep holding majority shares in Severoceska energetika, a.s., Severomoravska energetika, a.s., Vychodoceska energetika, a.s., Zapadoceska energetika, a.s., and Stredoceska energeticka, a.s.

In 2004, we further increased our shares in some of the REAS we control. In October 2004, we exercised certain call options from E.ON and increased our shares in Severoceska energetika, a.s. to 56.9% and in Severomoravska energetika, a.s. to 89.4%. Pursuant to a mandatory tender offer towards minority shareholders of Severomoravska energetika, a.s., which we announced in December 2004, we further increased our share in this company to 99.13%.

Distribution network characteristics. Following acquisition of the REAS, our distribution network is the largest in the Czech Republic. Through the distribution systems of our REAS, we sell electricity to approximately 3.4 million end customers, or approximately 62% of all end customers in the Czech Republic. This amounted to approximately 28.7 TWh of electricity distributed and sold in 2004. As at December 31, 2004 distribution network of our REAS consisted of a total of 9,492 km of high voltage lines, 49,418 km of medium voltage lines and 94,091 km of low voltage lines. There are 188 HV/MV transformers stations, 2,947 MV/MV switching stations and 38,162 distribution ML/LV transformer stations in the area.

Unbundling. Pursuant to an amendment of the Energy Act adopted in 2004, as of January 1, 2007 distribution of electricity must be separated and independent from generation of electricity. This process is called "unbundling". To ensure the required independence, management responsible for electricity distribution business must be different from management responsible for electricity generation business, appropriate measures must be taken to prevent professional conflicts of interest between persons responsible for electricity distribution and generation businesses, and control which can be exercised by shareholders over electricity distribution companies is restricted. For more information see "Economic, Fiscal, Monetary or Political Policies or Factors Which Impact Our Business--Unbundling Requirement" on page 27 and "Risk factors" on page 9.

VIZE 2008. To ensure compliance with the unbundling requirement while efficiently integrating REAS and our other subsidiaries into our group, we are in the process of implementing a strategy called "VIZE 2008" ("Vision 2008" in English). The purpose of the project is to implement a new process-based business model in CEZ group which would cover CEZ and all subsidiaries of CEZ, including REAS. The main processes are envisaged to be:

     o electricity trading (including trading, marketing, sale, and customer services), which will be main focus of our newly-created subsidiaries CEZ Prodej, s.r.o. and CEZ Zakaznicke sluzby, s.r.o.;

     o electricity distribution and related activities, which will be main focus of our newly-created subsidiary CEZ Distribuce, a.s.;

     o management of CEZ group (including risk management, financing, controlling, communication, subsidiaries management, regulation, human resources), which will be main focus of CEZ; and

     o supporting services (including information technologies, telecommunications, property administration), which will be main focus of our newly-created subsidiaries CEZ Logistika, s.r.o., CEZData, s.r.o., and CEZ Sprava majetku, s.r.o.

In the process of implementation of VIZE 2008, activities of our various current subsidiaries will be gradually transferred into the above process-based companies. For instance, most of properties, employees and activities of our REAS will be transferred into CEZ Distribuce, a.s. We believe that this will allow us to increase efficiency through economies of scale and standardization of processes, while complying with the unbundling requirements.

Bulgaria

Acquisitions. On November 19, 2004, we entered into an agreement on the purchase of majority shares in three distribution companies in Western Bulgaria. Upon satisfaction of various conditions precedent, we became owners of the majority shares on January 18, 2005. For more information see "Material contracts" on page 63.

Distribution network characteristics. The acquired distribution companies have approximately 1.9 million customers, the overall annual volume of the electricity supplied by them is approximately 7.6 TWh, and their distribution network consisted of a total of 22,962 km of medium voltage lines and 32,776 km of low-voltage lines. There are 22 HV/MV transformer stations, 54 MV/MV switching stations and 13,874 distribution MV/LV transformer stations in the area.

Romania

Purchase of a distribution company in Romania. On April 5, 2005, we entered into a privatization agreement with the S. C. Electrica S.A., a company wholly-owned by the government of Romania. Pursuant to this agreement, we purchased from S.
C. Electrica S.A., as the seller, 11,445,150 existing ordinary shares issued by Electrica Oltenia S.A., a major Romanian distribution company, representing 24.62% of the share capital of this company for the purchase price of EUR 47,372,550. Further, pursuant to the agreement the seller agreed to procure that Electrica Oltenia S.A. issues 25,036,265 new shares to us and we agreed to subscribe for these newly-issued shares for the subscription price of EUR 103,627,450. As a result, we expect to become owners of a 51% stake in Electrica Oltenia S.A.

Closing of the transactions envisaged by the agreement is still subject to various conditions precedent. These condition precedents include, among other conditions, issuance of all necessary competition approvals by the Competition Council of Romania and several legislative actions to be taken by the government of Romania. We expect closing in the end of October 2005, however, there is no certainty that all conditions precedent will be satisfied or waived and that closing of the agreement will actually occur.

On the signing date, we paid a deposit in the amount of EUR 4,737,255 into an escrow account. We will be required to pay the remainder of the purchase price and the subscription price for the new shares into special escrow accounts prior to closing. Upon closing, the purchase price and the subscription price, in total EUR 151,000,000, are to be paid to the seller, and the existing shares and new shares are to be delivered to us. The purchase price is subject to certain adjustments after the closing.

We have provided to the seller several post-closing covenants, including, amongst others, our obligation no to transfer, with limited exemptions, any of the acquired shares for the period of five calendar years commencing on closing. We have also provided certain warranties, and we agreed to pay certain contractual penalties to the seller if we breach some of our obligations under the agreement. The seller provided to us certain post-closing covenants, including, amongst others, certain put and call options, and a pre-emption right for our benefit. The seller also provided certain warranties and indemnification to us.

Distribution network characteristics. Electrica Oltenia S.A. is the largest of the eight Romanian distributors, having a 19% share on the Romanian power market and 1.36 million end customers. The aggregate annual power supplied by this company represents approximately 6.8 TWh, and its distribution network consisted of a total of 3,537 km of high voltage lines, 19,897 km of medium voltage lines and 27,183 km of low-voltage lines. There are 150 HV/MV transformer stations, 86 MV/MV switching stations and 9,963 distribution MV/LV transformer stations in the area.

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

EXPORTS, IMPORTS AND INTERNATIONAL EXCHANGE OF POWER

In 2004, we only imported 148 GWh on behalf of the Czech grid operator CEPS, a.s.

In 2004, our revenues from electricity exports, including trade outside the Czech Republic, amounted to CZK 10.3 billion or approximately 11.1% of revenues from electricity sales. The total export amounted to 16.9 TWh. Although the total export was lower then in 2003, the revenues were higher. We thus became the second largest European exporter of electricity. Our high-voltage transmission grid is inter-connected with the transmission grids of Germany, Poland, Austria and the Slovak Republic. We exported electricity to or via all of above mentioned countries on the basis of both short and long-term contracts. However, our export sales in 2004 set our record, and we do not expect such high export activities in future.

SALES OF POWER

CEZ sells most of the electricity it supplies (approximately 57% of total revenues from electricity sales in 2004) to the eight REAS. In 2004 our direct sales of electric power to the regional distribution companies increased by 4,159 GWh in comparison with 2003, an increase of 11.9 %. Our total sales in the domestic market increased by 10,702 GWh, an increase of 27.4 %.

Changing Conditions in the Electricity Market.

In accordance with the Energy Act, starting from January 1, 2002, a gradual liberalization of the electricity market was initiated in the Czech Republic. The electricity market is based on regulated access to the transmission grid and the distribution systems. The participants in the electricity market include power-generation companies, the operator of the power transmission grid, the market operator, the commodities exchange, traders, and end customers. On January 1, 2003, the second group of end customers (customers with an annual consumption in excess of 9 GWh) obtained the status of eligible customers with the right of access to the transmission grid and the right to choose their supplier of electricity. From January 2006 all electricity consumers (including households) will become eligible customers having the possibility to choose their electricity supplier. Government regulated prices for electricity will then apply only to transmission and distribution of electricity, and to system-related prices (the prices of network monopolies).

We responded to these new conditions, under which the market for domestic power producers had been fully opened up and it became possible to secure power from foreign competitors, by selling electricity in a completely new and fundamentally different way. Under the brand name "Duhova energie" (Rainbow Energy), we offered electricity in the domestic market in the form of standardized products similar to those being traded in the liberalized European markets. The structure of the offered products consists of "building blocks" from which the customers can build the required supply regime. The structure of this offer makes it possible for all of the regional distribution companies to fully satisfy not only the requirements of the protected customers, to whom the law obligates them to supply electricity, but to also fully satisfy other requirements for delivery of electricity from us.

We have offered several "Duhova energie" products to the distribution companied on the domestic market. Approximately 90% of the domestic market sales targets for "Duhova energie" were achieved before the year 2004 started. In the course of 2004, we also used our available power production capacities for immediate sales of electricity on the Czech spot market that is organized by the Electricity Market Operator (Operator trhu s elektrinou, a. s.) and for the sale of electricity on the basis of bilateral agreements that were concluded for such purpose. We were selling electricity on the Czech and Moravian Commodities Exchange in Kladno as well. Electricity exports represented an important component of our business activities, one which had an impact on the overall volume of electricity sold in 2004.

Ancillary Services.

In order to ensure system-related services, CEPS, a. s., the operator of the transmission grid, announces tenders for the purchase of ancillary services, and based on the results of such tenders concludes bilateral contracts with the providers of such services, and also organizes a short-term (daily) market for ancillary services. In 2004, a total of ten companies, including us, offered ancillary services. In 2004, CEZ provided 65% of all ancillary services of CEPS,
a. s. in financial terms. Total revenues from the sales of ancillary services amounted to 5.3 million CZK in 2004.

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

INSURANCE MATTERS

We maintain several types of insurance against damage of our property and against our potential liabilities. These include property insurance of conventional power plants, property insurance of nuclear power plants, nuclear liability insurance, other liability insurance and other property insurance. Our insurance coverage complies with the Act No. 18/1997 Coll. (the "Nuclear Act") and the Vienna Convention on Civil Liability for Nuclear Damage (the "Vienna Convention") requirements in respect of responsibility for damage caused by a nuclear incident.

Our coal-fired plants and hydroelectric plants are covered by property insurance since June 1, 1997. The policy covers any and all property of the power plants (except for land) duly kept in our accounts. Currently, the maximum coverage under the policy is CZK 3.3 billion, and the deductible per event is CZK 50 million. Damages we suffered as a result of floods in August 2002 have had an unfavorable impact on the amount of premium. The floods damaged the majority of our hydro-electric power plants on the Vltava river and the coal-fired power plant in Melnik. Liquidation of these damages has been completed at the end of 2003; the amount of damages accepted and covered by the insurers was CZK 766 million. In February 2004, we applied for additional coverage of our damages in connection with damage to our Orlik hydroelectric plant; the amount of damages accepted and covered by the insurers was CZK 27 million.

Pursuant to the Nuclear Act and the Vienna Convention, we are obliged to arrange insurance of liability for nuclear damages caused by operation of nuclear power plants and liability for nuclear damages caused during the transport of fresh nuclear fuel. The Nuclear Act also stipulates limits of operators' liability for nuclear damages and the minimum limits of liability insurance. As regards liability for operation of a nuclear facility, the operator is liable for nuclear damages up to CZK 6 billion and must be insured at least for CZK 1.5 billion. As regards transport of fuel, the maximum liability is CZK 1.5 billion, and the operator must be insured at least for CZK 200 million. As a rule, liability insurance for nuclear damages is concluded separately for each site and transport of fuel with the Czech Nuclear Pool.

In accordance with the requirements of the Nuclear Act, we have concluded a nuclear third party liability policy for damages connected with the operation of the Dukovany and Temelin nuclear power plants covering damages up to CZK 1.5 billion, and insurance policies covering the nuclear third party liability up to CZK 200 million for transport of nuclear fuel to the Dukovany and Temelin power plants.

We maintain insurance policies that cover all property of both Temelin and Dukovany nuclear power plants. These insurance policies were concluded under different conditions of risk coverage, in particular with different limits of insurance proceeds and various deductibles. Property insurance policy for the Dukovany nuclear power plant was concluded as of December 31, 1998 with the maximum coverage of CZK 3 billion, and the deductible per event CZK 80 million. For Temelin, property insurance policy is effective from July 5, 2000, the maximum coverage is CZK 35 billion, and the deductible per event is CZK 180 million.

All insurance policies for Dukovany and Temelin nuclear power plants are maintained with the Czech nuclear pool, which is an association of about 10 major insurance companies in the Czech insurance market and which enjoys a monopoly on nuclear risk insurance. The leader of the Czech Nuclear Pool is Ceska pojistovna, a.s. Through reinsurance, the Czech Nuclear Pool assigns the majority of risk to other approximately 20 national nuclear pools all over the world.

Apart from the above, we maintain other insurance policies, including directors and officers liability insurance to cover certain damage caused to the third parties by members of the Board of Directors and Supervisory Board of our Company and our subsidiaries.

SEASONALITY

The electricity generation business is seasonal, with electricity consumption in the Czech Republic increasing during the colder winter months and decreasing during the warmer summer months. Accordingly, sales of electricity and our revenues are generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In addition, unusually warm weather during the winter months in any single year can negatively affect our revenues during such year.

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DEPENDENCE ON INTELLECTUAL PROPERTY

We own a number of registered tradenames and trademarks, including the marks for "CEZ" and our company logo. In 2002, we introduced the new brand "Duhova energie". Our tradenames and trademarks are not of material importance to our operations.

ECONOMIC, FISCAL, MONETARY OR POLITICAL POLICIES OR FACTORS WHICH IMPACT OUR BUSINESS

Effect of Czech Economy on Electricity Demand

Our revenues are sensitive to the performance of the Czech economy. Virtually all of our assets and operations are located in the Czech Republic and we derive most of our electricity revenues from domestic sales. The Czech Gross Domestic Product ("GDP"), annual rate of inflation and demand for electricity has fluctuated as follows for the period from 2000 through 2004:

                                   2000     2001      2002     2003   2004
                                   ----     ----      ----     ----   ----

GDP..........................      3.9%     2.6%      1.5%     3.7%    4.0
Inflation(1).................      3.9%     4.7%      1.8%     0.1%    2.8
Electricity Demand...........      2.8%     2.8%     (0.2)%    2.1%    2.9
(1) As measured by the consumer price index reported by the Czech Statistical Office.

Electricity Demand

Electricity demand is the net consumption of the final consumer, which does not include transmission losses and self-consumption (including electricity used by pump storage facilities). In 2004, when GDP rose by 4.0%, industrial demand increased by 4.1%, households demand by 0.1% and retail business consumption rose by 3.0%. Overall electricity demand increased in 2004 by 2.9%. Electricity demand was primarily influenced by good shape of the Czech economy, not by weather conditions. In 2004 average temperature was 0.6(degree)C above long-term normal. Adjusted for the weather, the overall growth in electricity demand would be 2.8%.

Inflation

The rate of inflation in the Czech Republic was 3.9% in 2000, 4.7% in 2001, 1.8% in 2002, 0.1% in 2003 and 2.8% in 2004. Businesses, in general, are adversely affected by inflation because amounts retained after the payment of costs are inadequate to replace the productive assets consumed. Electricity companies in the Czech Republic in particular have been especially affected as a result of their capital intensive nature and regulation which limits capital recovery and prescribes installation or modification of facilities to comply with increasingly stringent environmental requirements. Because the accounting and the revenue establishment processes followed by our regulators limit the amount of depreciation expense to the original cost of utility plant investment, the resulting cash flows are inadequate to provide for replacement of that investment in future years or preserve the purchasing power of stockholders' equity previously invested. Further, prices charged by us to the REAS have increased at a rate substantially lower than the rate of inflation. We are attempting to offset the adverse effects of inflation by reducing employee levels and by attempting to keep price increases with respect to fuel and other goods and services at levels less than the inflation rate.

A large portion of our debt is denominated in foreign currencies while substantial part of our revenues (approximately 77.5%) are in Czech crowns. While we have hedged against currency fluctuations to a certain degree, the value of the Czech crown has an impact on our financial results. The Czech crown to euro exchange rate has been relatively stable and there has been a trend of a stronger Czech crown versus the U.S. dollar in 2004 with stabilization in 2005. We can give no assurance that these trends will not continue and that they will not affect our financial results adversely.

Czech National Property Fund

The Czech National Property Fund, a property holding agency of the Czech Republic accountable to the Czech Parliament (the "Parliament"), owns approximately 67.6% of our outstanding voting shares. See "Major Shareholders and Related Party Transactions" on page 58. The NPF is headed by a presidium, members of which are appointed by the Chamber of Deputies, which is the lower chamber of the Parliament.

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

The NPF is a legal entity established pursuant to a special law of the Czech Republic that is accountable to Parliament. The Czech government established the NPF in 1991 for the purpose of, among other things, holding shares of state-owned companies during the distribution and sale of their shares pursuant to government resolutions on a company's privatization. The NPF is managed by a presidium consisting of nine members. The Minister of Finance is the chairman of the presidium and the Chamber of Deputies appoints the remaining members of the presidium.

The NPF, as the majority shareholder of CEZ, nominates and elects two-thirds of the members of our Supervisory Board. Czech law requires that our employees elect one-third of the members of the Supervisory Board. Our Supervisory Board elects members to the Board of Directors. For a description of the powers and responsibilities of members of the Board of Supervisors and Board of Directors, see "Item 10. Additional Information" on page 60.

The NPF has historically appointed the Minister of Industry and Trade as a proxy to exercise its voting rights in respect of our shares held by the NPF.

The NPF is under the direct control of the government. The NPF owns property, including equity interests, transferred to it in accordance with privatization decisions. The NPF holds significant equity interests in certain of our subcontractors, including Czech coal suppliers and equipment contractors and suppliers for the Temelin nuclear power plant. Consequently, certain of our decisions and the decisions of our suppliers and contractors which are mandated by the NPF reflect Czech Republic government policy. We can give no assurance that these decisions will not adversely affect our business, prospects, financial condition or results of operations.

Pursuant to a recently adopted law, as of the end of 2005, the National Property Fund will be terminated and all its property, including all our shares owned by the NPF, will by virtue of law transfer to the Czech Republic and will be administered by the Czech Ministry of Finance. Also, the Czech Republic will assume all obligations of the NPF. As of January 1, 2006, the Czech Republic, rather than the NPF, will be legally our majority shareholder.

Primary Regulators

The primary regulators of the energy industry in the Czech Republic are the Ministry of Industry and Trade, the State Energy Inspection, the Ministry of Environment, the Czech Environmental Inspection, the Energy Regulatory Office and the Nuclear Safety Authority. The Ministry of Industry and Trade and the Energy Regulatory Office have the authority to grant and cancel authorization to engage in business in the energy industry and to issue regulations to implement certain provisions of Act No. 458/2000 Coll. (the "Energy Act"), effective as of January 1, 2001. The Ministry of Industry and Trade also develops the energy policy for the Czech Republic and ensures that we comply with the Czech Republic's obligations resulting from international agreements and treaties or obligations resulting from membership in international organizations. The State Energy Inspection, which operates under the Ministry of Industry and Trade, is responsible for enforcing compliance with the Energy Act.

On June 1, 2002, a new Clean Air Act on the protection of air quality entered into force. The Clean Air Act introduces provisions for a "smog situation" where the air is extremely polluted such that the level of air pollution is so high that even a short-term situation may cause a risk of damage to human health or the ecosystem. Supplementary legislation specifies conditions under which the emergence of a smog situation can be announced by the Ministry of the Environment. After public announcement, the Ministry of the Environment is authorized to temporarily restrict or suspend the operation of power generation sources that account for the largest share of air pollution irrespective of whether a particular source meets general air pollution limits or meets the specific air pollution limits stipulated by the Czech government for individual power generation sources. Every operator of an air pollution source (such as ourselves) must comply with the limits so stipulated. The Czech Environmental Inspection monitors compliance and may impose fines for exceeding pollution limits and may prohibit the operation of a pollution source that exceeds the applicable emissions limits. The Clean Air Act also authorizes regional authorities to set, on the basis of a formula specified in the act, annual air pollution fees to be paid by the operator of each pollution source.

Effective as of January 1, 2005, the Czech Republic adopted the European Union-wide scheme for greenhouse gas emission allowance trading based on the requirements of the Kyoto Protocol. The process of distribution of allowances is currently pending in the Czech Republic.

The Czech government established the Energy Regulatory Office to support economic competition and protect consumers' interests in energy sector areas where competition is limited or impossible. The Energy Regulatory

Office grants and revokes energy producer licences and regulates energy prices. The Energy Regulatory Office through its administrative decisions or through the secondary legislation also sets quality and service standards, determines the rules regarding the organization of the electricity market and mutual obligations of its participants, sets pricing principles and administers special fund established to cover losses of holders of licence to which each holder of licence contributes proportionately to its turnover. In addition, the Energy Regulatory Office resolves disputes arising from the failure to conclude agreements between individual licence holders and/or their customers.

Effective as of January 5, 2001, the Czech government transferred the authority to set electricity prices, as well as gas and heat prices, to the Energy Regulatory Office pursuant to Act No. 526/1990 Coll. (the "Act on Prices"). The Czech government controls the Energy Regulatory Office. Consequently, the electricity prices set by the Energy Regulatory Office reflect Czech Republic government policy.

The Nuclear Safety Authority supervises nuclear-related activities in general and in particular the safety of nuclear facilities. The approval of the Nuclear Safety Authority is required for the operation of nuclear facilities.

Energy Act

The Energy Act regulates the electricity, gas and heat industries in the Czech Republic. Pursuant to this Act, the Ministry of Industry and Trade and the Energy Regulatory Office authorize activities in such industries and determine the rights and obligations of authorization holders. Under the Energy Act and the related regulations promulgated by the Ministry of Industry and Trade and the Energy Regulatory Office, a company must be authorized to operate in the energy industry. Before receiving an authorization an applicant must demonstrate, amongst others, its financial, technical and material qualification for the exercise of the authorized activity, and that such activity does not harm the environment (as defined in environmental regulations).

The Nuclear Safety Authority must also approve any nuclear electricity generation facility before the Energy Regulatory Office may authorize such facility. The Energy Regulatory Office has authorized us to operate nuclear facilities for power generation. The Energy Regulatory Office has also authorized us to operate power generation, power transmission, heat generation and heat distribution facilities.

Pursuant to the Energy Act, the Ministry of Industry and Trade and the Energy Regulatory Office each act independently as the state regulatory authorities and the State Energy Inspection acts as the supervisory body of business activities in the energy industry. The Ministry of Industry and Trade and/or the Energy Regulatory Office can regulate our activity and investment in resources and transmission lines with the aim of achieving a competitive environment depending on the extent of the investment. The Ministry of Industry and Trade and/or the Energy Regulatory Office can also monitor our capital investment plans and activities.

Liberalization of the Electricity Market

The Czech government passed the Energy Act with the aim of harmonizing Czech Law to EU requirements. The Energy Act establishes rules for the liberalization of the Czech electricity market with the aim of securing the reliable and efficient supply of electricity while protecting the environment. The new rules regulate access to the transmission system and the distribution systems and allow the operation of independent electricity generating plants and transmission lines. Regulated third-party access of electricity transmission and distribution began on January 1, 2002.

The Energy Act liberalized the Czech electricity market in a step-by-step fashion that can be summarized as follows (there was an amendment to the Energy Act adopted on August 6, 2003 which slightly increased the pace of liberalization):

     o starting January 1, 2002, if an electricity end user's electricity consumption at one supply point exceeded 40 GWh (including self-generated electricity) in the year 2000 (or in the one-year period from July 1, 2000 to June 30, 2001), then such user may choose its electricity supplier (and prices) from those electricity license holders producing more than 10 MW of electricity per year;

     o starting January 1, 2003, if an electricity end user's electricity consumption at one supply point exceeded 9 GWh (including self-generated electricity) in the year 2001 (or in the one-year period from July 1, 2001 to June 30, 2002), then such user may choose its electricity supplier (and prices) from all electricity license holders;

     o starting January 1, 2004, if an electricity end user's delivery point is equipped by the continuous consumption meter, then such user may choose its electricity supplier (and prices) from all electricity license holders. Distribution companies are obliged to install such a metering devise if the end user reserves the maximum connection capacity 250 kW.

     o starting January 1, 2005, all end users except households may choose electricity suppliers (and prices) from all electricity license holders.

     o starting January 1, 2006, all end users may choose electricity suppliers (and prices) from all electricity license holders.

For further discussion of the changing conditions in the Czech electricity market, see "Sales of Power" on page 22.

Unbundling Requirement

Effective as of January 1, 2007, the Energy Act was amended with the aim of harmonizing Czech law with EU requirements. The new amendment stipulates new rules for business groups that simultaneously hold licenses for distribution of electricity and for production of electricity. The new law requires such companies to either divest their distribution business or structure the legal form, organization, controlling mechanisms and management of the distribution companies in the manner that guarantees an independent decision-making process within the companies and non-discriminatory approach vis-a-vis all companies present in the market regardless of their ownership. We are currently in the process of adaptation to these requirements through implementation of our VIZE 2008 strategy. See "Distribution of Electricity" on page 19.

Nuclear Act

On June 24, 1994, the Czech Republic became a party to the Vienna Convention on Third Party Liabilities for Nuclear Damage. Principles of the Vienna Convention were implemented into the Nuclear Act adopted by Czech Parliament in 1997. The Nuclear Act came into force on July 1, 1997 and was amended in January 2002 (with the majority of the amendments taking effect from July 1, 2002). In accordance with the Vienna Convention, the Nuclear Act determines that only the operator of a nuclear facility is liable for any damage caused by a nuclear accident and that the operator's liability for such damage is limited to CZK 6 billion per accident. The Nuclear Act also prescribes that operators of nuclear facilities (such as our Company) are obligated to acquire insurance covering potential liabilities for nuclear damages in an amount of not less than CZK 1.5 billion. The Dukovany power plant and the Temelin power plant are fully insured in accordance with the Nuclear Act and the Vienna Convention.

The Nuclear Act requires the Ministry of Industry and Trade to establish the Repository Authority (the Radioactive Waste Repository Authority), as the central organizer and operator of facilities for the final disposal of spent fuel and other nuclear waste. The Repository Authority was established on June 1, 1997. The Nuclear Act provides that an owner of nuclear waste (such as our Company) will remain responsible for all storage costs of nuclear waste, but that the Repository Authority will centrally organize, supervise and be responsible for all final disposal facilities and deposition of nuclear waste therein. The establishment and activities of the Repository Authority are financed through a special fund or "Nuclear Account" funded by the producers of nuclear waste. We contribute CZK 50 per each MWh produced in our nuclear power plant to the Nuclear Accout. Since October 1, 1997 we have made regular payments to the Nuclear Account based on the nuclear MWh generated. Since 1997 until the end of December 2004 we have paid CZK 6,006 billion to the Nuclear Account.

The Nuclear Act does not expressly indicate whether the Repository Authority will be liable for nuclear accidents involving nuclear waste under its supervision. The Nuclear Act, however, contains a provision to the effect that, subject to the conditions of the Nuclear Act, the Czech Republic shall guarantee the safe final disposal of nuclear waste.

Nuclear Safety Authority

Under Czech law, the Nuclear Safety Authority is responsible for state administration and supervision of utilization of nuclear energy and ionizing radiation. It shall carry out supervision of the nuclear safety, radiation protection, physical protection and emergency preparedness of nuclear installations. The Nuclear Safety Authority supervises compliance with relevant regulations and decrees and reviews our operating documents, safety reports regarding the operation of nuclear facilities, the quality of selected facilities, repair and maintenance and personnel training. The Nuclear Safety Authority representatives (local inspectors) are permanently on site at Dukovany and Temelin to monitor the facility's performance and compliance with safety standards and operating procedures, and to make recommendations for improvements where appropriate. Safe operation at Dukovany and Temelin is controlled through approval by the Nuclear Safety Authority of various documentation (such as technical specifications, etc). Compliance with regulations and requirements set out in approved documentation is plant responsibility. The Nuclear Safety Authority carries out its supervision through inspections. In 2004, there were 158 inspections at the Dukovany nuclear power plant and 86 inspections at the Temelin nuclear power plant. In its Annual Reports on nuclear safety and protection against radiation presented to the government of the Czech Republic, the Nuclear Safety Authority has evaluated the operation of the Dukovany nuclear power plant as reliable and safe. Since their initial operation, the Dukovany and Temelin nuclear power plants continuously monitor (under supervision of Nuclear Safety Authority) levels of radiation in the immediate vicinity of the plants. To date, results of monitoring in the ventilation outlets and in the drains of the plants have indicated that radiation levels remain below statutory limits and, in the majority of cases, considerably below these limits.

IAEA, WANO

The Czech Republic is a member of the International Atomic Energy Agency ("IAEA"), a United Nations inter-governmental agency. Both nuclear power plants are also members of the World Association of Nuclear Operators ("WANO"), and, like other members of such organization, submit our nuclear power plant to periodic peer review by members of such association. A peer review mission carried out by WANO at the Dukovany nuclear power plant in 1997 commended the power plant for a high level of operation. As it is practice for such peer reviews, CEZ has implemented the recommendations of the WANO peer review mission. In 1999 a WANO peer review verified whether its recommendations had been implemented. Such inspection concluded that its recommendations were being implemented according to the recommended timetable. Similar WANO peer review mission is scheduled at Temelin plant for the end of 2004.

As a result of the Czech Republic's membership in the IAEA, the IAEA carried out an on-site IAEA assessment mission (ASSET mission) in October 1993 in order to evaluate the Dukovany nuclear power plant's operation with respect to failures, investigation thereof and remedial action in respect thereto. The IAEA mission commended Dukovany for a high level of operational safety, citing, among other things, a low occurrence of nuclear safety related incidents and the reduction of such incidents over the years immediately preceding the study. The next IAEA OSART mission of the Dukovany power plant which was initially scheduled for 1999 was rescheduled for November 2001. In November 2001, Dukovany underwent an Operational Safety Review Team (the "OSART") review. Dukovany received several "recommendations" "suggestions", which in overall put the plant among well operated nuclear power plants. Based on the review, Dukovany prepared action plan and fulfils it. In October 2003, a follow-up OSART mission was held to review implementation of its earlier recommendations and stated excellent fulfillment of previous recommendations. In February 2001 Temelin underwent an IAEA inspection (of the PRE OSART type), the results of which commended Temelin for its level of safety. As is usual with such inspections, the mission made recommendations regarding additional safety measures and suggested improvements which were already implemented. The main conclusions of the mission were positive (commitment of Temelin managers to improve operational safety and reliability, highly professional plant staff, plant material condition and housekeeping in accordance with good international practices). A follow up OSART mission took place at the end of 2003. The conclusions states that the OSART team was impressed with the actions taken in most areas to resolve the findings of the original mission. In November 2001, Temelin also underwent different
IAEA review mission focused on resolution of safety issues recommended for implementation at VVER-1,000 reactors. This mission concluded that most of the IAEA recommendations have been fully implemented and a few improvements are in an advanced stage of implementation. The resolution of these improvements, however, should not preclude safer operation of the Temelin power plant. The IAEA review also noted that in some areas Temelin exceeds generally applicable safety standards. In April 2002, a mission IPPAS (International Physical Protection Advisory Service) performed final physical protection assessment of Temelin. The final report evaluated well the physical protection of the nuclear plant and stated that the level of the protection is adequate to the current international standards. In March 2003, a Site Seismic Hazard Assessment mission took place in Temelin to perform final seismic hazards assessment. The final report of this mission did not contain any negative conclusions as to the seismic hazard at Temelin. In December 2004, a WANO team conducted a peer review at Temelin. WANO's mission is to maximize the safety and reliability of the operation of nuclear power plants by exchanging information and encouraging communication, comparison, and emulation among its members. The purpose of the review was to determine strengths and areas in which improvements could be made, and to support Temelin in this improvement process. WANO recognizes that many activities and practices performed by Temelin are routinely done well. A fraction of these are identified as strengths and good practices, primarily those that are done exceptionally well or that need to be brought to the attention of other utilities for emulation.

In 1991, IAEA and the Nuclear Energy Agency of the OECD introduced a seven-grade international nuclear events scale ("INES"), an internationally recognized standard used to inform the public of the safety significance of a nuclear event. Grades 5 to 7 mark accidents with a significant radiation exposure off-site, while grades 2 through 4 signify events with effects on the nuclear facilities only. Grade 1 means a deviation from normal operation and Grade 0 an incident not related to safety. According to this scale applied retrospectively, the Dukovany nuclear power plant has experienced since 1999 until the end of 2004 only 5 incidents assessed Grade 1 and no incident assessed Grade 2 or higher. The Temelin nuclear power plant has experienced throughout its lifetime 7 incidents assessed Grade 1 and no incident assessed Grade 2 or higher.

To enhance the performance of and safety at the Temelin nuclear power plant, we introduced a large modification program in the period of construction and commissioning. Main improvements are the instrumentation and control system replacement and supply of nuclear fuel assemblies in accordance with new design. Affiliates of the Westinghouse group were selected to supply this system. It is a requirement of the Nuclear Safety Authority and a contractual condition of the Company that the components comply with the relevant licensing standards of their countries of origin as well as the standards applicable in the Czech Republic. We believe that due to this modification program Temelin nuclear power plant has reached a technical level assuring compliance with not only existing Czech law and IAEA safety recommendations, but also a level comparable with the standards and recommendations of the U.S. Nuclear Regulatory Commission. This fact was confirmed by several international assessments.

European Monetary Union

The Treaty on European Economic and Monetary Union provides for the introduction of a single European currency, the euro, in substitution for the national currencies of the member states of the EU that adopt the euro. The euro became a reality on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the 11 member states of the EU that have qualified to participate, and have elected to participate, in the euro at this time and when foreign exchange operations in the euro commenced. In the near term, the introduction of the euro has not had a material effect on our results of operations, cash flow or financial condition. However, we will continue to monitor closely developments with respect to the introduction of the euro. In the long term, however, we believe that adoption of the euro might reduce our risk exposure to currency exchange fluctuations and the management of foreign currency risk.

European Union

In March 1998, Czech Republic launched negotiations with the European Union on becoming a member state of the European Union. The negotiations were successfully concluded on December 13, 2002 and on April 16, 2003 the Accession Treaty was signed between the European Council and the Czech Republic. The treaty was subject to ratification by all member states of the European Union and all candidate countries. A referendum in the Czech Republic was held on June 13 and 14, 2003 and the citizens of the Czech Republic approved the accession of the Czech Republic to the European Union. After the completion of the ratification procedure, the Czech Republic acceded to the European Union on May 1, 2004. Even prior to this date, Czech Republic harmonized many of its laws and policies with those of the European Union. As the Czech Republic joined the European Union, it can be expected that gradually more of our laws and governmental policies will be dependent on the laws and policies formulated on the European Union level. These laws and policies may in the future influence the way we conduct our business and the environment in which we conduct it. For instance, in March 2005 the European Commission announced that it intended to review the way the EU's energy markets operate. The investigation should look into how competitive the energy markets are and whether the European Commission needs to take enforcement action to increase competitiveness. We can give no assurance that these potential and/or other laws, policies, and enforcement measures will not adversely affect our business, prospects, financial conditions or results of operations.

ORGANIZATIONAL STRUCTURE

Subsidiaries

The following table sets forth an overview of our equity interests in other companies, which we include into our consolidated group, as of December 31, 2004:

              Equity Interests of CEZ in Other Companies as of December 31, 2004

                                           Country of        Registered            CEZ's
Company                                   Incorporation   Capital(1) CZK '000  Interest in %
-------                                   -------------   -------------------  -------------

Subsidiaries
CEZData, s.r.o.                          Czech Republic        950,000             100.00
CEZnet, a.s.                             Czech Republic        770,000             100.00
HYDROCEZ, a.s.                           Czech Republic        449,798             100.00
CEZ Logistika, s.r.o.                    Czech Republic        200,000             100.00
CEZ Sprava majetku, s.r.o.(2)            Czech Republic        150,100             100.00
I & C Energo a.s.                        Czech Republic        150,000             100.00
Energeticke opravny, a. s.               Czech Republic         55,000             100.00
rpg Energiehandel GmbH                          Germany         45,698             100.00
CEZ Zakaznicke sluzby, s.r.o.            Czech Republic         20,000             100.00
EN-DATA a.s.                             Czech Republic          6,000             100.00
CEZ FINANCE B.V.                        The Netherlands            553             100.00
Zapadoceska energetika, a.s.             Czech Republic      1,605,615              99.13
Vychodoceska energetika, a.s.            Czech Republic      2,549,544              98.83
VCE - elektrarny, s.r.o.                 Czech Republic        198,600              98.83
VCE - montaze, a.s.                      Czech Republic         78,000              98.83
Stredoceska energeticka a.s.             Czech Republic      3,210,369              97.72
Severomoravska energetika, a.s.          Czech Republic      3,407,265              89.38
Energetika Vitkovice, a.s.               Czech Republic        402,000              89.38
ePRIM, a.s.                              Czech Republic         50,000              89.38
MSEM, a.s.                               Czech Republic        154,900              89.38
Union Leasing, a.s.                      Czech Republic        100,000              89.38
Prvni energeticka a.s.                   Czech Republic         10,000              87.27
STE - obchodni sluzby spol. s r.o.       Czech Republic         38,500              74.42
SKODA PRAHA a.s.                         Czech Republic      1,257,524              68.88
Severoceska energetika, a.s.             Czech Republic      3,257,667              56.93
Ustav jaderneho vyzkumu Rez a.s.         Czech Republic        524,139              52.46

Associates
KOTOUC STRAMBERK, spol. s r.o.(3)        Czech Republic        569,259              64.87
LOMY MORINA spol. s r.o.(3)              Czech Republic        333,000              51.05
Plzenska energetika a.s.                 Czech Republic        500,000              49.57
KNAUF POCERADY, spol. s r.o.             Czech Republic        372,350              40.00
Severoceske doly a.s.                    Czech Republic      9,000,055              37.20
Aliatel, a.s.                            Czech Republic      5,474,340              26.40
Coal Energy, a.s.                        Czech Republic         50,000              20.00

(1) This table sets forth the amount of the registered capital as indicated on the share registry as of December 31, 2004.
(2) AB Michle s.r.o. was renamed to CEZ Sprava majetku, s.r.o. and was an associate of CEZ in 2003.
(3) Our voting rights do not reflect our share on the registered capital (see note 7 to the Consolidated Financial Statements).

PROPERTY, PLANTS AND EQUIPMENT

Coal-Fired Power Plants of CEZ, a.s.

In 2004, CEZ generated 33,666 GWh of electricity in its coal-fired power plants. Each of its coal-fired power plants is located in the Czech Republic. CEZ's coal-fired plants have a diversified age profile as indicated in the table below.

CEZ owns and operates the following coal-fired power plants:

                                   Average Load        Installed             Start of
                                  Factor in 2004        Capacity            Operations
                                  --------------       ---------            ----------
                                                          (MW)
Location
Prunerov I and II.............          57.7             4 x 110            1967-1968
                                        65.8             5 x 210            1981-1982
Tusimice II...................          68.6             4 x 200            1974-1975
Melnik II and III.............          61.4             2 x 110                 1971
                                        63.0             1 x 500                 1981
Tisova I and II...............          54.0              3 x 57                 1959
                                                        1 x 12.8                 1960
                                        70.5             1 x 112                 1961
Hodonin.......................          32.7              1 x 55                 1958
                                                          1 x 50                 1954
Chvaletice....................          43.7             4 x 200            1977-1978
Detmarovice(1)................          29.1             4 x 200            1975-1976
Ledvice II....................          73.2             2 x 110                 1966
Ledvice III...................          63.0             1 x 110                 1968
Pocerady I and II.............          78.7             5 x 200            1970-1977
Porici(2).....................          44.2              3 x 55            1957-1958
Dvur Kralove(3)...............          17.8              1 x 6.3                1955
                                                          1 x 12                 1963
                                                       --------
Total installed capacity......                          6,524.1
                                                       ========

(1)  Uses hard coal as fuel.
(2)  Uses hard and lignite coal as fuel.
(3) Primarily heat generating plant--included under the Porici power plant organizational unit.

We sold the Nachod heat generation plant in March 2003. We also intended to sell the Dvur Kralove heat generation plant but in the end we cancelled the tender process due to the low bid which we received.

Hydroelectric Power Plants of CEZ, a. s.

In 2004, CEZ generated 1,612 GWh of electricity in its hydroelectric plants. CEZ operates the following hydroelectric power plants. Each of its hydroelectric power plants is located in the Czech Republic.

                          Average Load  Installed              Type of             Start of
                        Factor in 2004  Capacity                Plant             Operations
                        --------------  ---------               -----             ----------
                                          (MW)

Location
Vrane ..................   35.2          2 x 6.94              Accumulation and    1936
                                                                   run-of-river
Stechovice 1............   33.3         2 x 11.25              Accumulation and    1943
                                                                   run-of-river
Stechovice 2               16.2            1 x 45                  Pump Storage    1996
Slapy...................   23.7            3 x 48              Accumulation and    1954
                                                                   run-of-river
Lipno 1.................   11.3            2 x 60              Accumulation and    1959
                                                                   run-of-river
Lipno 2                    38.4           1 x 1.5       Small-scale hydro plant    1957
Orlik...................   11.3            4 x 91              Accumulation and    1961
                                                                   run-of-river
Kamyk...................   18.9            4 x 10              Accumulation and    1961
                                                                   run-of-river
Mohelno.................   60.7           1 x 1.2       Small-scale hydro plant    1977
                           30.1          1 x 0.56       Small-scale hydro plant    1999
Dalesice................    7.1         4 x 112.5                  Pump Storage    1978
Hnevkovice..............   31.7           2 x 4.8       Small-scale hydro plant    1992
Korensko 1..............   27.9           2 x 1.9       Small-scale hydro plant    1992
Korensko 2(1)              24.7          1 x 0.94       Small-scale hydro plant    2000
Zelina(2)...............   43.6         2 x 0.315       Small-scale hydro plant    1993
Dlouhe  Strane 1........    4.7           2 x 325                  Pump Storage    1996
Dlouhe  Strane 2           30.7          1 x 0.16       Small-scale hydro plant    2000
                                         --------
  Total installed capacity.........      1,867.77
                                         ========

(1) Included under the Temelin power plant organizational unit.
(2) Included under the Tusimice power plant organizational unit.

We own the dams at the Dalesice, Mohelno, Dlouhe Strane and Zelina power plants and lease the other dams used at all of our hydroelectric power plants. The leased dams are owned by the Czech Republic and managed by Povodi Vltavy, a.s., a company whose sole shareholder is the Czech Republic. In 1995, we entered into agreements with Povodi Vltavy, a.s. to lease the dams. The agreements were concluded for an indefinite period of time and do not permit unilateral termination. The rent we pay is based on a cost model and is agreed upon annually for each succeeding year. In 2004, the rent for all dams amounted to approximately CZK 101 million.

Wind and Solar Power Generation by CEZ, a.s.

CEZ operates three (3) wind power plants with installed electricity generation capacity 1 x 220 kV, 1 x 315 kV and 1 x 630 kV in the locality of Mravenecnik near the Dlouhe Strane hydroelectric power plant. In 2004 this wind power plants generated 478 MWh of electricity.

One solar power plant was installed in October 2003 in the locality of the nuclear power plant Dukovany with installed electricity generation capacity 1 x 10 kV. This solar power plant was originally installed in the locality of Mravenecnik.

Nuclear Power Plants of CEZ, a.s.

Each of our two nuclear power plants is located in the Czech Republic.

Dukovany. We own and operate a nuclear power plant at Dukovany, which has a total installed capacity of 1,760 MW and started operating between 1985 and 1987. In 2004, plant generated 13,632 GWh of electricity. From its initial operation to December 31, 2004, the Dukovany nuclear plant has generated approximately 238,028 GWh of electricity at an average load factor/year of 83.27%. In the years 2000 through 2004, the nuclear plant's average load factor was 87.9%, 88.2%, 86.3%, 89.2% and 88.18 % respectively.

Temelin. In 2004 we put into full operation our second nuclear power plant situated at Temelin. In 2004, we generated 12,692 GWh of electricity at Temelin nuclear power plant. See "Capital Investments--Nuclear Power Plants" on page 38 and "Nuclear Power Generation" on page 17.

Agreements regarding the construction of the Temelin power plant were concluded in 1986 with general contractors SKODA PRAHA, a.s. for the delivery of technology and Vodni stavby Bohemia, a.s. for the delivery of civil part of the plant. Both of these contracts were initially governed by the now repealed Economic Code, a law dating back to 1964, under which the contractor had title to the plant until the contracted performance was rendered in full (i.e., until the delivery of the completed plant). In mid 1995, we renegotiated the agreement with SKODA PRAHA, a.s. to be based on the current Commercial Code, under which we acquire title and ownership to parts of the plant as they are constructed, and to update the scope of work and estimated cost of the plant. On April 18, 2004, SKODA PRAHA, a.s. delivered Unit 2.

Power Plants of Other Members of Our Consolidated Group

Our power plants are mainly owned and operated by CEZ and these power plants are discussed in the preceding sections. The following table shows power plants owned and operated by other members of our consolidated group:


Owner                                     Location                 Installed         Start of
-----                                     --------               capacity (MW)       operations
                                                                 -------------       ----------

Fossil Plants
Energetika Vitkovice, a.s.                Ostrava - Vitkovice          79               1995

Total Fossil Plants                                                    79
-------------------                                                    --

Accumulation and run-of-river Hydro
Plants
Severoceska energetika, a.s.              Strekov                     19.5              1936

Small-scale Hydro Plants
VCE - elektrarny, s. r.o.                 Prelouc                     1.75              1927
                                          Spalov                      2.4               1926
                                          Hradec Kralove              0.75              1926
                                          Pracov                      9.75              1953
                                          Pastviny                     3                1938
HYDROCEZ, a.s.                            Obristvi                   3.358              1995
                                          Les Kralovstvi              1.2               1923
                                          Predmerice nad Labem        2.1               1953
                                          Pardubice                   1.96              1978
                                          Spytihnev                   2.6               1951
                                          Brno - Kninicky             3.1               1941
                                          Veseli nad Moravou          0.27           1914, 1923
                                          Brno - Komin               0.212              1923
Zapadoceska energetika, a.s.              Vydra                       6.4               1939
                                          Hracholusky                 2.55              1959
                                          Ceokova Pila                0.09              1912
                                          Cerne jezero 2              0.04              2004

Pumped Storage Hydro Plants
Zapadoceska energetika, a.s.              Cerne jezero 1              1.5               1930

Total Hydro Plants                                                     63
------------------                                                     --

Wind Power Plants
Vychodoceska energetika, a.s.             Novy Hradek                 1.6               2002

Total Wind Power Plants                                               1.6
-----------------------                                               ---

Distribution Networks

We operate distribution networks in the Czech Republic, Bulgaria, and we expect to acquire a distribution network in Romania.

The Czech Republic. Following acquisition of the REAS, our distribution network is the largest in the Czech Republic. Through the distribution systems of our REAS, we sell electricity to approximately 3.4 million end customers, or approximately 62% of all end customers in the Czech Republic. This amounted to approximately 28.7 TWh of electricity distributed and sold in 2004. As at December 31, 2004 distribution network of our REAS consisted of a total of 9,492 km of high voltage lines, 49,418 km of medium voltage lines and 94,091 km of low voltage lines. There are 188 HV/MV transformers stations, 2,947 MV/MV switching stations and 38,162 distribution ML/LV transformer stations in the area.

Bulgaria. Our distribution companies in Bulgaria have approximately 1.9 million customers, the overall annual volume of the electricity supplied by them is approximately 7.6 TWh, and their distribution network consisted of a total of 22,962 km of medium voltage lines and 32,776 km of low-voltage lines. There are 22 HV/MV transformer stations, 54 MV/MV switching stations and 13,874 distribution MV/LV transformer stations in the area.

Romania. Upon expected completion of our acquisition of 51% majority share in Electrica Oltenia S.A., a major Romanian distribution company, our distribution network in Romania will consist of a total of 3,537 km of high voltage lines, 19,897 km of medium voltage lines and 27,183 km of low-voltage lines. There are 150 HV/MV transformer stations, 86 MV/MV switching stations and 9,963 distribution MV/LV transformer stations in the area. This network will provide us with access to approximately 1.4 million customers.

Telecommunications

In October 1999, we established a wholly owned subsidiary, CEZTel, a.s., to own and operate all of our telecommunications assets and business. We have not yet contributed our backbone digital network to CEZTel, a.s. consisting of approximately 2,400 km of fiber optical cable lines connecting all regions of the Czech Republic, including connections abroad. With the aim of incorporating a strategic partner to cooperate in the development of CEZTel, a.s. we signed an option agreement with Vivendi and Vivendi Telecom International on January 20, 2000 pursuant to which we granted them the right, subject to various approvals of CEZTel, a.s., Vivendi and Vivendi Telecom International, to purchase up to 66% of the share capital of CEZTel, a.s. This option agreement has since expired and we, together with Vivendi and Vivendi Telecom International, entered into an option cancellation agreement on June 21, 2001 which eliminated further obligations on our part under the option agreement.

During the course of 2001 we gradually contributed the telecommunication activities related to the provision of voice, data and internet services together with CEZ system integration operated by CEZTel, a.s. to a newly founded company which has recently changed its name to CEZnet, a.s. We own all of the issued and outstanding shares of CEZnet, a.s. The core of our development strategy in respect of CEZnet, a.s. and our telecommunications activities is focused on:

     o completion of the restructuring of our telecommunications assets and activities;

     o relatively large-scale investment into the telecommunications system and evaluation of the need for further expansion; and

     o introduction of quality telecommunications services for businesses in the CEZ group and the commercial use of reserve telecommunications capacity.

Title to Land

Under Czech real estate law, in principle the rightful owner of real property is the person in whose name such real property is registered in the local property register. Though we believe that we are the rightful owner of all our material real estate property, due to certain deficiencies in the local property registration of real estate in the Czech Republic and to certain provisions of applicable privatization laws, we were not registered as the rightful owner of all plots of land underlying our generating facilities. We assembled the necessary data regarding such plots of land and attempted to mend the situation by procuring proper registration in the property register and by purchasing the relevant plots where desirable. We do not own certain sites that we use to store of ashes. Where we are not the owners of such sites, we executed a lease agreement to enable us to use such storage sites.

Our legal predecessor has settled all restitution claims and we are not aware of any plot of land under our generating facilities that would be materially affected by a restitution claim. We cannot exclude that a restitution claim could be filed with respect to the storage sites mentioned above.

Environmental Issues in the Czech Republic

Under Czech law, we are strictly liable for environmental damage that we cause to agricultural producers and forestry companies. Under Czech environmental laws, we are obligated to compensate parties for damage related to our business operations that pollute the environment (as defined in Czech environmental legislation). In 2004, we paid CZK 4 million in such damage compensation. We are currently litigating environmental compensation claims in the amount of CZK
153.0 million. In 2004, nine new claims in the aggregate amount of CZK 26.1 million were raised against us with respect to damage caused prior to 2004. The reduction of emissions has been reflected in a reduction of damages for air pollution, but other damages for pollution of the environment together with indemnities claimed by legal entities and individuals managing forests and farmland represent a financial burden for us. We have accumulated a provision for future indemnity of damage caused by emissions amounting to CZK 200 million as of December 2004. We accumulate provisions every year based on the amount of expected damage payments for such year. We expect that damages claimed from us by third parties due to air pollution will gradually decrease as a result of the implementation of the program of decommissioning the pollution sources and installation of facilities with limited solid and gaseous emission levels. However, a problematic trend for us has been that courts have tended to allow damage claims against us even when the concentrations of emissions do not reach critical levels that could cause damage as set under applicable Czech environmental laws.

Air Pollution. Pursuant to the Clean Air Act, all sources of air pollution, including coal-fired power plants, had to comply with a series of progressive limits between 1996 and 1998 set by the Czech Environmental Inspection. These limits affect emissions of SO2, NOX, CO, solid pollutants (e.g., fly ash) and hydrocarbons. We are currently in compliance with all requirements under the Clean Air Act. As the emission limits set under the Clean Air Act are generally in accordance with the limits in EU countries, the adoption of more stringent limits for existing power plants in connection with the possible membership of the Czech Republic in the EU is not anticipated.

We have a planned program of regular repairs and overhauls for the generating units to maintain our coal-fired power plants. In some cases, parts of these units have already been completely reconstructed and modernized and most of them have been equipped with desulfurization units. Since January 1, 1999, all coal-fired plant units have been in compliance with the requirements of the Clean Air Act.

The Clean Air Act empowers the Ministry of Environment to temporarily restrict emissions from, reduce output of or shut-down certain pollution sources (such as some of our coal-fired power plants) if overall air pollution levels are exceeded even if a given pollution source does not exceed applicable limits. In addition, the Clean Air Act empowers the Czech Environmental Inspection to order any pollution source exceeding pollution limits to be shut down. The Clean Air Act requires the operators of pollution sources exceeding a certain size to pay fees into a special environmental fund, based on the level of emissions released into the environment, whether or not the emission limits for such company have been exceeded. In 2004, our expenses for this fund amounted to approximately CZK 118 million.

Water Pollution. We observe all water pollution limits set by government regulations and applicable water management decisions set by local authorities. We are preparing, but have yet to implement, changes in our water management that will enable power plants to comply with anticipated limits to be put into effect after 2005. In 2004, we paid approximately CZK 17 million to the environmental fund.

Coal Waste Storage. We have prepared a project aimed at the collection of dry ash and desulfurization of end-products and their conversion into solids. This conversion reduces the negative impact of mines on the water table when such solids are deposited in landfills, open cast mines or disused shafts of existing mines. The new de-ashing technology used in the power plants allows us to process the ash and desulfurization end-products into a material with properties that will permit its deposition into existing mud pits without any further measures, or to use a portion of such waste as building material. We paid approximately CZK 387 million for the disposal of dry ash and desulfurization by-products, including costs for third party services, in 2004.

Nuclear Waste Final Disposal. Under the Nuclear Act, the responsibility for securing the final disposal of nuclear waste, including spent fuel, is the responsibility of the Repository Authority. We are required to finance the final disposal through contributions to the Nuclear Account. For a description of funds contributed, see "Nuclear Provisions" on page 47.

CAPITAL INVESTMENTS

Since enactment of the 1991 Clean Air Act we have undertaken an extensive capital investment program aimed primarily at minimizing the environmental effects of electricity generation, including the diversification of power sources, in order to comply with the Clean Air Act rather than to increase or diversify electricity production.

Since we were established as a new legal entity in 1992, we have embarked on a significant capital expenditure program aimed at reducing the environmental impact of coal-fired electricity generation and complying with Czech environmental laws designed to meet European Union ("EU") standards. The main elements of this program were aimed at reducing sulfur emissions at our coal-fired plants and the continuation of construction and completion of the Temelin nuclear power plant. We have completed the installation of desulfurization equipment. As of January 1, 1999, we have been in full compliance with all Czech environmental laws, some of which are stricter than EU standards. Both units of Temelin Nuclear Power Station completed their pilot operation periods in October 2004, when CEZ received final permission from the Nuclear Safety Authority to operate both units of Temelin.

We have been in compliance with the Clean Air Act since January 1, 1999 and our electricity generating operation is now at a level comparable to western European operational environmental standards.

Upon completion of the environmental program, the updated strategic core of our development is focused on:

     o foreign expansion with the aim to become the leader on electricity markets in central and south-east Europe;

     o preparation for next steps in the liberalization of the domestic and European energy market with the aim of increasing our share of the domestic electricity market and maintaining our dominant position in the provision of ancillary services to operators of the transmission grid;

     o renewal of CEZ generation base with focus on performance; we are preparing a complex renewal of our coal-fired power plant Tusimice II;

     o commencement of the modernization of the Dukovany nuclear power plant, together with its control center and preparation of the construction (extension) of the interim spent nuclear fuel storage facilities located at the nuclear plant sites; this process gradually started in April 2003;

     o integration of operations within our group in the Czech Republic and thereby also complying with the unbundling requirements under Czech law; and

     o evaluation of investment opportunities in the power sector so that we are able to respond flexibly to developments in demand.

Capital Investment Program Implementation Costs. From 2002 through 2004, we made investments totaling approximately CZK 50 billion as part of our capital investment program.

The following table sets forth a summary of our capital investments over the past three years (on a consolidated basis):

                                                           Year ended December 31
                                                             (in CZK millions)
                                                               (consolidated)
                                                          2002        2003         2004
                                                          ----        ----         ----

Additions to tangible fixed assets...................   10,025      11,794       12,422
   Out of which: purchase of nuclear fuel............    1,997       2,220        1,771
Additions to intangible fixed assets.................      339         880        1,276
Additions to financial investment....................     (34)      12,997          212
Change in payables from fixed assets acquisitions....       89     (1,729)        1,873
                                                        -------   ---------   ----------
        Total ......................................    10,419      23,942       15,783
                                                        =======   =========   ==========

The following table sets forth a summary of our capital investments (1) over the past three years (on a standalone basis for CEZ, a.s.):

                                                                         2002          2003         2004
                                                                         ----          ----         ----
                                                                           (CZK millions)
                                                                         (unconsolidated)(2)
Nuclear power plants:
     Temelin nuclear power plant construction.................        2,693          1,732         1,004
     Dukovany nuclear power plant modernization...............          691            865         1,428
     Central interim fuel repository..........................           44            131           225
     Other....................................................           52            106           191
                                                              --------------  -------------  ------------
          Total nuclear power plants..........................        3,480          2,834         2,847
                                                              --------------  -------------  ------------
Environmental improvement investments:
     Desulfurization..........................................           57             11             2
     Fluidized-bed boilers....................................            -             20            11
     Eletrostatic precipitators...............................            -              -            45
     Other....................................................            9              9            45
                                                              --------------  -------------  ------------
          Total environmental investments.....................           66             40           102
                                                              --------------  -------------  ------------
Waste management..............................................          463            356           470
Technical improvements........................................          291            163           486
Heat supply...................................................           30             26            59
Hydroelectric power plants....................................            6            112            65
Other investments.............................................        1,487            652           919
          Total additions to plants, property and equipment...
                                                                      5,823          4,183         4,948
                                                              --------------  -------------  ------------
Purchase of nuclear fuel......................................        1,997          2,190         1,755
Capitalized interest(3).......................................        2,037            937           552
Change in payables from fixed assets acquisitions.............           92            182         (231)
                                                              --------------  -------------  ------------
          Total ..............................................        9,949          7,492         7,024
                                                              ==============  =============  ============

(1)   Excluding financial investments.
(2) In order to allow comparison with previous years, this table only contains data for CEZ, a. s. on a standalone basis. The data contained in this table is not available on a consolidated basis for 2004 (see preceding table for data on capital investments which are available on a consolidated basis).
(3) The amounts represent interest capitalized for IFRS purposes which are in addition to amounts capitalized under Czech accounting standards.

As of December 31, 2004, the total investment cost for the implementation of program of CEZ, a. s. from 2005 through 2009 is currently projected to be CZK
105.6 billion. This amount does not include potential future acquisitions of subsidiaries and associates. The amount of such potential acquisitions could, in line with our expectations as to our available funds, reach up to CZK 90 billion for the same period. The actual amount will depend, amongst other things, on the number of our favorable investment opportunities in the future.

Financing Capital Expenditures. We generally finance our capital expenditures from loans, the issuance of bonds and cash depending on our cash sources and the situation on financial markets at the time in question.

Compliance with Emission Limits for Air Pollution. The Clean Air Act requires us to reduce the concentration levels of certain pollutants produced by our coal-fired power and heating plants and contained in waste gases, including, without limitation, solid emissions (i.e., fly ash), SO2, NOx, CO and hydrocarbons, to levels below the law's emission limits. While deciding upon emission limits, the authorities responsible for air protection took into account the condition of the environment, the thermal output, the age of the sources of pollution and technical parameters. The limits were set on a case-by-case basis.

In order to reduce emissions and meet the Clean Air Act compliance standards we undertook a specific program directed primarily toward the decommissioning of obsolete coal-fired power plants and their partial replacement with the new Temelin nuclear power plant. To date, this process has included the following efforts:

     o    construction of desulfurization and denitrification units;
     o    reconstruction of electrostatic precipitators;
     o    increase efficiency of fossil fuel-fired power plants;
     o    installation of new combustion technologies;
     o    use of lower-sulfur coal; and
     o    decommissioning of selected coal-fired power plant units.

Construction of Flue Gas Desulfurization Facilities. The construction of flue gas desulfurization units has been an important part of our environmental program. As of December 31, 2004, desulfurization units were in operation at five 200 MW units of the Pocerady power plant, four 110 MW units of the Prunerov I power plant, five 210 MW units in the Prunerov II power plant, two 110 MW units of the Ledvice power plant, four 200 MW units of the Tusimice II power plant, four 200 MW units of the Chvaletice power plant, one 100 MW unit of the Tisova power plant , four 200 MW units of the Detmarovice power plant, two 110 MW units of the Melnik II power plant and one 500 MW unit of the Melnik III power plant, accounting for a capacity of 5,930 MW out of our total coal-fired capacity of approximately 6,603 MW for the whole group, or 6,524 MW for CEZ.

Construction of Fluidized-Bed Combustion Boilers. In addition to the construction of desulfurization facilities, we have replaced the existing boilers of certain smaller 55 MW and 100-110 MW units by modern boilers with the circulating fluidized-bed combustion technology, which reduces sulfur dioxide emissions by adding limestone during the combustion process. As of December 31, 2004, we completed the installation of two new fluidized-bed boilers with a capacity of 350 t/h at Tisova I, two boilers with a capacity of 170 t/h at the Hodonin power plant, two boilers with a capacity of 250 t/h at the Porici power plant and one boiler with a capacity of 350 t/h at the Ledvice power plant. FBBs installed represent electric power capacity of 497 MW.

Solid Emissions and NO(X). The levels of solid emissions from coal-fired power plants have been reduced as a result of the implementation of a long-term program of refurbishment and replacement of electrostatic precipitators started as early as the 1970s. A program of combustion process optimization through the adjustment of burners and the control of the combustion air supply into the boilers is aimed at reducing nitrogen oxide emission levels.

Nuclear Power Plants

Temelin Nuclear Power Plant. Our most important capital investment project in last years was the construction of a second nuclear power plant at Temelin in South Bohemia. As of December 31, 2004, approximately CZK 97.2 billion had been invested in the Temelin nuclear power plant. For a discussion of some of the risks associated with Temelin, see "Risk Factors" on page 9.

The construction of the Temelin nuclear power plant commenced in 1986. According to the original project, the power plant was to have four Soviet designed units with a capacity of 1,000 MW each.

Following the Velvet Revolution in 1989, and as a result of an ensuing uncertainty with respect to the energy policy of the Czech Republic, construction of the Temelin nuclear power plant was delayed. In March 1993, the government approved the completion of two out of the originally planned four units and at the same time ordered a fundamental change in the design of the reactor, primarily to enhance operational safety of the nuclear power plant. This change consisted of adapting the existing installed Soviet plant technology to function with western instrumentation and control systems. Following the decision to fundamentally change the design, we launched a tender and selected Westinghouse to supply the instrumentation and control technology as well as the nuclear fuel to be used at Temelin. Other contracts have been concluded concerning additional technology needed for the completion of the power plant. The adaptation of U.S. technology supplied by Westinghouse to the original Soviet plant construction at Temelin is the first such adaptation of its kind and, accordingly, has posed and continues to pose difficult technical challenges beyond what had been anticipated in 1993. As a result of extensive design and construction changes, the estimated completion date for Temelin has been delayed several times.

At the time of the government's decision in 1993, we estimated that fuel loading of the first unit of the power plant could take place at the end of 1995, with commercial operation commencing eight months later, and that the total investment costs would amount to CZK 68.8 billion. By year end 1994, as a result of the technical difficulties with the compatibility of U.S. and Soviet technologies becoming more apparent, we changed our estimate of the date of fuel loading of the first unit to September 1996. In early 1995, we announced a further delay of fuel loading to June 1997. In mid 1995, at the time the contract with SKODA PRAHA, a.s was renegotiated, we performed an extensive review of the required design and technical modifications. As a result, we revised the budgeted cost of the plant to CZK 76 billion with fuel loading to commence in fall of 1997--both subject to final design changes and contract modifications.

In June 1996, we announced that the envisaged date of initial fuel loading of the first unit was likely to be further delayed until mid 1998, again because the design changes resulted in unanticipated and further modifications necessary to make the original project safety standards meet U.S. standards. This delay had arisen, in particular, with regard to cabling, the control system and the primary circuit auxiliary systems. At year-end 1996, the budgeted cost for Temelin remained constant at CZK 76 billion. Analysis of the construction schedule shortly after year end, however, indicated that further delays and design changes would be required. At that time additional costs were estimated to be up to CZK 10 billion.

In August 1998, the Czech government commissioned an independent review of the Temelin project and, inter-alia, the expended and projected cost, financing, existing supply contracts, the risks jeopardizing the completion, social impact and alternative power supply solutions. The report made no clear recommendation on whether to complete or discontinue the construction. The report emphasized risk factors, particularly in relation to future developments in electricity demand in the Czech Republic. On the basis of this report the Czech cabinet decided on May 14, 1999 by a vote of eleven ministers to eight to proceed with the construction of both units of the Temelin nuclear power plant. However, government approval was conditioned on the budgeted cost not exceeding CZK 98.6 billion and the two blocks being loaded with fuel by September 2000 and December 2001, respectively.

In July 2000, we loaded Unit 1 of Temelin with nuclear fuel and in October 2000 we essentially completed construction on Unit 1 with initial nuclear reaction and testing activities beginning shortly thereafter. In January 2001 we connected the generator from Unit 1 of Temelin to the electricity network and test transmitted the first electricity from Temelin to the transmission network. By March 2001 we had brought Unit 1 up to 30% of its production capacity. During the month of March 2001, we brought Unit 1 to 55% of its capacity and did so again in early October 2001. In mid-October, after receiving approval from the Nuclear Safety Authority, we performed tests at 75% of Unit 1's capacity. In January 2002, we continued the energy generation start-up process of Unit 1 that had been commenced in November 2000 and proceeded to the start-up up to 100% of the nominal power output of the reactor. This phase was prolonged by delivery of new armatures and the necessary shut-down for the performance of the work connected with the replacement of the armatures. Following tests at a power output level of 100% and the completion of a 144-hour comprehensive testing process, Unit 1 obtained approval for pilot operation, which commenced on June 11, 2002. At the end of January 2003, a planned two-month shut-down commenced in connection with the replacement of one quarter of the fuel. After the inspection by IAEA and the Nuclear Safety Authority of the correctness of the delivery of fuel into the reactor's active zone and the deposition of spent fuel into the storage pool for spent fuel, the warranty-inspection was completed at the end of April 2003 and the pilot operation continues. In 2004 testing operation continued. In July 2004 a planned outage (extended complete overhaul) was effected during which, amongst other things, refueling and fuel check was accomplished. The unit again reached the nominal output on July 18, 2004. During 2004 Unit 1 generated 6,015 GWh of electricity. In October 2004, Nuclear Safety Authority issued a resolution permitting the plant to operate both Unit 1 and Unit 2.

In early 2002, the phase of non-active testing of Unit 2 was completed, a review after an integrated hydro-test was performed, and preparatory work for active testing was completed. In March, the Nuclear Safety Authority issued a permit for the commencement of active testing. Following the delivery of fuel, the reactor was closed and preparatory work and testing for the first activation of fuel was performed in May 2002. At the end of June 2002, following successful physical start-up, the phase of energy-generation start-up commenced. In the course of this phase, repeated defects appeared in the generator rotor. We had the generator rotor repaired, the defects were mended and there are no further consequences for the operation of Unit 2. The first turbo-generator phasing did not take place until December 29, 2002, during a sub-phase when the reactor was run up to a level of 55% of its nominal power output. Pilot testing operation of the block commenced on April 18, 2003. In February 2004, Unit 2 was shut down for planned guarantee repair and the first refueling was accomplished. The guarantee repair, amongst other things, implemented modifications, reconstructions of equipment and systems for increase of reliability as well as planned changes in accordance with the requirements of the supervising authorities. The unit generated 6,677 GWh of electricity in 2004.

The contract with SKODA PRAHA, a.s. was revised and amended to reflect the increased costs and fuel loading dates on June 10, 1998. Since July 1999 the Ministry of Industry and Trade, with the personal participation of Minister Gregr (at that time the head of the Ministry of Industry and Trade), has conducted monthly reviews of the progress of the Temelin project focusing on the completion timetable, meeting the projected cost estimate and satisfying the conditions necessary for licensing the Temelin nuclear plant and bringing it into operation. Further, we performed hot tests of Unit 1 at the beginning of April 2000 and conducted a general review of the control system. The budgeted investment cost to construct Temelin is currently [CZK 98.6 billion] and this amount is final. We may also incur other testing and adjustment costs but these costs will be accounted for as operational expenses. As a result of past experience, however, we cannot assure that further increases in costs will not occur. Further associated additional costs may arise, for example, from (i) changes necessitated by tests performed during the trial operations of the power plant, and (iii) requirements of supervisory bodies. For example, while assembling the turbine for the secondary circuit for Temelin's Unit 1 we discovered certain technical problems that we have subsequently eliminated. However, we can give no assurance that these difficulties or any other difficulties that arise during testing or otherwise will not adversely affect our business, prospects, financial condition or results of operations.

We can provide no assurance that the operation of Temelin will not be interrupted as a result of events beyond the control of management. We can provide no assurance that any such interruptions will not adversely affect our business, prospects, financial condition or results of operations.

Dukovany Nuclear Power Plant. We have initiated a study assessing the possibility of the extension of the operating life of units at the Dukovany nuclear power plant beyond 2015/2018, the current operating life. The results of this initial study show that it is technically possible to extend the operating life of the Dukovany units.

We have been improving the safety standards at the Dukovany power plant in accordance with the requirements of the Nuclear Safety Authority and in respect of further operation. In 2004, we spent approximately CZK 18 billion on all modifications. As part of our modernization program we have also been progressively implementing recommendations resulting from domestic and foreign technical audits, including recommendations by the International Atomic Energy Agency, including, among others, introducing:

     o    a multi-function and full scope simulator;
     o    a main condenser tube exchange using titanium;
     o    emergency feedwater pumps;
     o    pump suction filters;
     o    bus switchboards; and
     o    vital power system reconstruction.

Additionally, we have implemented measures to improve the economy of operation and to extend the life of the main components of the production equipment including, among others, increasing the efficiency of the main condenser, improvement of the secondary circuit and up-rating the turbo-generator.

In 1996, a pre-feasibility study was started for a refurbishment of the instrumentation and control system (I&C) at the Dukovany power plant to improve its reliability and to prolong the plant operation. During the course of 1998, we continued to carry out work related to the development of this project and invited bids for the first stage of implementation in 1999. In September 2000, we signed an agreement with SKODA JS for the complete refurbishment of the major parts of the I&C system at the Dukovany power plant. The current project timetable anticipates an initiation of the refurbishment by 2002 and lasting until approximately 2010 with a budgeted cost of approximately CZK 7 billion. Because this refurbishment is being implemented in the course of standard refueling outages, we do not expect any additional loss of energy production. In 2004, Unit 3 (the unit first to be upgraded) was equipped with further part of process computer which was then put into standard operation, and the last part of new safety systems which were put into parallel operation in open-loop. On Unit 1 and 2 the preparatory work and amendments of field instrumentation continued. The refurbishment of Instrumentation and Control System of Unit 4 is planned for 2006, and the preparatory works on the project continued in 2004 in accordance with respective time schedule.

Nuclear Provisions. We are responsible for, and have established provisions for, decommissioning of our nuclear power plants. The most recent decommissioning study commissioned by us and verified by the Nuclear Safety Authority in 2003 estimates costs for decommissioning of Dukovany nuclear power plant at CZK 16.4 billion at 2002 price levels (compared to a 1997 estimate of CZK 12.5 billion at 1996 price levels). A 2004 decommissioning study commissioned by us and verified by the Nuclear Safety Authority estimates that decommissioning of Temelin will cost approximately CZK 13.7 billion at 2004 price levels (compared to previous estimate of CZK 11.1 billion at 1998 price levels). An updated study will be produced periodically in 5 year interval as current legislation requires. Pursuant to the Nuclear Act, our provisions for the decommissioning of nuclear plants calculated in accordance with Czech accounting principles have been tax-deductible since October 1, 1997. We are required to contribute appropriate funds annually to a special escrow account to cover the future decommissioning costs. These funds are designated for decommissioning purposes and can be used only with the permission of the Repository Authority.

In addition, we have provided for the estimated costs to cover interim storage and the final disposal of spent fuel. The Nuclear Act provides that the Czech Republic, through the Repository Authority, is responsible for the final disposal of spent fuel and nuclear waste, and that we must pay certain contributions into the Nuclear Account. Our payments to the Nuclear Account amounted to approximately CZK 1,316 million in 2004. We are responsible for the interim storage of spent fuel.

We have recorded the provisions for decommissioning, interim and final spent fuel storage in accordance with International Financial Reporting Standards. For a detailed description of the accounting treatment of these provisions, see notes 2.23 and 14 to our Consolidated Financial Statements. For 2004 in respect of the nuclear provisions cited above, we charged to income CZK 1,965 million as a separate component of interest expense and CZK 203 million as fuel expense. In 2004, we charged CZK 1,383 million of current nuclear-related expenditures against our accumulated provision for nuclear decommissioning and fuel storage. In 2004, we revised the estimates of provisions for spent fuel storage and charged CZK 44 million to other operating expenses as a result. Based on revised the estimates of provisions for decommissioning and final fuel storage we added CZK 536 million to fixed asset and the provisions.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this section, we explain our general financial condition and the results of our operations. As you read the following discussion and analysis, you should refer to our Consolidated Financial Statements and the related notes thereto for fiscal years 2002, 2003 and 2004 contained in Item 18 of this Annual Report. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards which differ in certain respects from U.S. GAAP. See Note 30 to the consolidated financial statements, included elsewhere in this Annual Report for a discussion of the principal material differences between IFRS and U.S. GAAP as they relate to us which apply to our Consolidated Financial Statements.

Forward-Looking Statements

For a discussion regarding forward-looking statements, see "Forward-Looking Statements" in the front of this Annual Report under the heading "General Information."

CRITICAL ACCOUNTING POLICIES

International Financial Reporting Standards

Our accounts are initially maintained in accordance with Czech Accounting Standards and for reporting purposes are transformed to International Financial Reporting Standards, or IFRS. IFRS represent our primary reporting standards. This requires the managers to adopt those accounting policies, which are most appropriate for the purpose of the accounts giving a true and fair view.

Our material accounting policies are set out in full in note 2 to our consolidated financial statements. In preparing the accounts in conformity with IFRS, our management is required to make estimates and assumptions which impact on the reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates. Certain of our accounting policies have been identified as the most critical accounting policies by considering which policies involve particularly complex or subjective decisions or assessments and these are discussed below. The discussion below should be read in conjunction with the full statement of accounting policies.

Accounting developments

The International Accounting Standards Board, or IASB, has and will continue to critically examine current International Financial Reporting Standards, or IFRS, with a view toward increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules resulted in significant amendments to the existing rules from January 1, 2005 in such areas as the accounting for share-based compensation, goodwill and intangibles, marketable securities and derivative financial instruments as well as the classification of certain income statement and balance sheet positions. These are discussed in more detail in note 2 to our consolidated financial statements.

Nuclear Provisions

Our nuclear provisions principally relate to the cost of final and interim storage of spent fuel and the cost of decommissioning our nuclear power stations.

The provisions recognized represent the best estimate of the expenditures required to settle the present obligation at the current balance sheet date. In accordance with IFRS, the initial estimated costs of decommissioning our power plants are provided for when the power stations begin operating commercially and are capitalized as part of the cost of construction and depreciated over the same lives as the plants. The estimated costs of decommissioning are discounted to reflect the timescale before and during which the work will take place (following closure of the power station). Each year, the provisions are increased to reflect the accretion of discount and to accrue an estimate for the effects of inflation, with the charges being recognized as a component of interest expense. We anticipate that after de-fuelling the reactors, dismantling the reactors will not be possible for at least 50 years after the closure of the relevant power station.

In 2004 we adopted IFRIC Interpretation 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities ("IFRIC 1"). Following the interpretation, changes in the measurement of an existing decommissioning, restoration and similar liability that result from changes in the estimated timing or amount of the outflow of resources embodying economic benefits required to settle the obligation, or a change in the discount rate are added to, or deducted from, the cost of the related asset in the current period. Prior to application of IFRIC 1 in 2004 we followed a different accounting policy, under which the changes in a decommissioning liability that resulted from a change in the current best estimate of cash flows required to settle the obligation or a change in the discount rate were added to (or deducted from) the amount recognized as the related asset to the extent the change related to future periods. To the extent the change related to the current or prior periods, it was reported as income or expense for the current period.

The estimated costs are based on decommissioning studies that are approved by the Nuclear Safety Authority and the Repository Authority. The studies are updated regularly to reflect changes in the estimates. We must make annual payments to a special escrow account to cover future decommissioning costs. These payments depend on the estimated decommissioning costs, the estimated time of decommissioning and other factors. If these factors change, our annual payments can change in the future.

Estimated costs of final storage of spend fuel are based on expected annual payments to Nuclear Account. The payments are approved by the authorities and are done in cash. The estimated cash payments include inflation considerations because these payments will not be done for many years. The estimated payments are discounted using the estimated risk free rate. The required annual payments are reviewed by the authorities each year and therefore they can change in the future.

Accounting lifetimes of our nuclear power stations reflect our current assessment of potential life limiting technical factors and independent engineering assessments. The operating lifetime of a nuclear power station is limited principally by the lifetime of items, which are uneconomical to replace such as the boiler and other components inside the reactor pressure vessel. The methodologies and technology used to evaluate the expected lifetimes of nuclear stations is dynamic, resulting in progressively improved measurement capabilities that allow us to determine whether the safety case for an extended accounting life of a nuclear power station can be supported. The estimates of station accounting lives are therefore subjective.

The actual provisions can vary significantly from our estimate, and as a result, the liabilities we report in our results can vary significantly if our assessment of these costs changes. Many of the factors that are integral to the determination of our estimate, such as governmental regulations and inflation, are beyond our control.

Derivatives

IAS 39, Financial Instruments: Recognition and Measurement, requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. IAS 39 requires any changes in the derivative's fair value to be currently recognized in earnings, unless specific hedge accounting criteria are met.

For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

For fair value hedges the gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortized to the net profit and loss such that it is fully amortized by maturity.

In case of cash flow hedges, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss.

The fair value of derivatives is estimated using valuation models. The use of valuation models requires making assumptions and estimates regarding the volatility of underlying and inputs of market data, such as currency rates, interest rate curves, etc. Results of the valuation models could differ significantly from values obtained from other valuation models because of different assumptions, estimates and market data used in those models.

Deferred tax

We have significant deferred tax assets and liabilities which are expected to be realized through the statement of income over extended periods of time in the future. In calculating the deferred tax items, we are required to make certain assumptions and estimates retarding the future tax consequences attributable to differences between the carrying amounts of assets and liabilities as recorded in the consolidated financial statements and their tax basis. Significant assumptions made include the expectation that:

o future operating performance for subsidiaries will be consistent with historical operating results; o recoverability periods for tax credits and net operating loss carryforwards will not change; and o existing tax laws and rates which we are subject to will remain unchanged into the foreseeable future.

We believe that we have used prudent assumptions and feasible tax planning strategies in developing the deferred tax balances. However, any changes to the facts and circumstances underlying the assumptions could cause significant change in the deferred tax balances and resulting volatility in its operating results.

Impairment of assets

We undertake periodic reviews of the carrying value of our fixed assets compared with the economic value and net realizable value of those assets. In carrying out the economic valuations an assessment is made of the future cash flows being generated by the assets, taking into account current and expected future market conditions and the expected lives of our power stations. In assessing the value we primary take production capacity as aggregate unit. The assessment of future market conditions includes, for example, a view of likely overcapacity in the market over a number of years and the likely timing of the market returning to new entrant prices. The actual outcome can vary significantly from our future forecasts, thereby affecting our assessment of expected future cash flows. The expected future cash flows are discounted at a rate approximating to our weighted average cost of capital, as this is the rate most representative of those assets. A provision is created against an asset if its net realizable value is lower than the carrying amount.



                                       43

OPERATING RESULTS
                                                             Volume of Supplied Electricity
                                                                           (GWh)
                                                                  Year ended December 31,
                                                                  -----------------------
                                                             2002          2003         2004
                                                             ----          ----         ----

Generated in-house (gross)...........................         54,118       61,399       62,126
Other purchasing for resale..........................          2,018       13,983       11,625
Purchased from OTE*..................................            900        1,009          489
Purchased to cover own consumption...................             18           21           11
Purchased outside the Czech Republic.................          1,338          919        2,129
                                                          ------------   ----------  -----------
   Total.............................................         58,392       77,331       76,380
                                                          ============   ==========  ===========

                                                                        Revenues
                                                                     (CZK millions)
                                                                  Year ended December 31,
                                                                  -----------------------
                                                             2002          2003         2004
                                                             ----          ----         ----
Electricity revenues:
Sales to distribution companies.....................         39,230       19,843       13,541
Sales to end customers through distribution network.              -       36,590       53,492
Sales to traders....................................          2,010        1,592        5,172
Exports of electricity, including trade outside the
   Czech Republic ..................................         10,143       13,296       10,309
Revenues capitalized during construction............        (1,373)            -            -
Other domestic sales of electricity.................          2,928        3,893        4,943
Sales of ancillary services.........................              -        4,334        5,291
                                                         ------------- ------------ ------------
   Total electricity revenues.......................         52,938       79,548       92,748
Heat revenues.......................................          1,673        1,833        1,883
Other revenues......................................            967        3,435        5,534
                                                         ------------- ------------ ------------
   Total revenues...................................         55,578       84,816      100,165
                                                         ============= ============ ============

*    Operator trhu s elektrinou, a. s. (Electricity Market Operator)

The structure of our revenues and expenses was influenced by a major change in the structure of our consolidated group since April 2003. Since April 2003 five distribution companies (REAS) have been fully consolidated into our consolidated financial statements (among other relevant subsidiaries). On the other hand, CEPS, a.s. was fully consolidated into our consolidated financial statements only for the first quarter of 2003. For more information on consolidation of the financial results see the Consolidated Financial Statements prepared in accordance with IFRS.

Revenues. In 2003, our total revenues were approximately CZK 84.8 billion, an increase of 52.6% from 2002. This increase of approximately CZK 29.2 billion was primarily due to increase of sales to end customers through five distribution companies (REAS) amounting to CZK 36.6 billion. On the other hand, the sales to distribution companies decreased by CZK 19.4 billion due to elimination of intercompany sales to the five newly acquired distribution companies in the period from April to December 2003. Exports of electricity increased by CZK 3.2 billion, from which CZK 3.2 billion relates to CEZ only. The sales of ancillary services in 2003 represent sales to CEPS, a.s. in the period from April to December 2003, i.e. after the sale of the majority stake in CEPS, a.s. on April 1, 2003. These sales have been eliminated in prior periods as intercompany transactions. In 2004, our total revenues were approximately CZK 100.2 billion, an increase of 18.1% from 2003. This increase of approximately CZK 15.3 billion was primarily the result of increase of electricity sales by CZK 13.2 billion. Total exports decreased by CZK 3.0 billion. Electricity sales to distribution companies we do not control decreased by CZK 6.3 billion. Sales to end customers through our distribution grid (five REAS owned by CEZ) rose by 46.2% to CZK 53.5 billion. The main reason for this increase was the expansion of CEZ group as of April 1, 2003, which resulted in consolidation of our REAS in our group for three quarters in 2003 and their consolidation for the full year in 2004.

In 2003, our total revenues from electricity sold were approximately CZK 79.5 billion, an increase of 50.3% above the 2002 level as the result of primarily to enlargement of our consolidated group. Electricity sold by our Company in the Czech Republic increased from 36.2 TWh in 2002 to 48.9 TWh in 2003 (by 34.9%), while exports increased to 19.2 TWh, an increase by 3.2 TWh (20.1%). In 2004, our total revenues from electricity sold were approximately

CZK 92.7 billion, an increase of 16.6% over the 2003 level, primarily as a result of the first-time consolidation of our REAS for the full year in 2004. Sales of electricity by our group in the Czech Republic increased by 11.9% to
54.7 TWh. Exports of electricity decreased by 8.3 TWh to 11.0 TWh (by 43.0%), but this decrease was in portion compensated by sales to traders for the purposes of export in the amount of 5.9 TWh.

In 2003, our revenues from sales of heat were approximately CZK 1.8 billion, an increase of 9.6% from 2002. The amount of heat sold increased by 14.6% in 2003 from 2002 levels. The increase of revenues from sales of heat in 2003 was primarily due to the enlargement of our consolidated group. However, the declining trend in heat demand seen in previous years continued, driven in particular by improvements in building insulation. In 2004, our revenues from sales of heat were approximately CZK 1.9 billion, an increase of 2.7% from 2003. The amount of heat sold decreased by 8.5% in 2004 from 2003 levels. The increase of revenues from sales of heat in 2004 was primarily due to higher revenues at Energetika Vitkovice, a.s.

In 2003, other revenues amounted to approximately CZK 3.4 billion, an increase of 255% above 2002. The year-on-year increase of CZK 2.5 billion was caused by newly consolidated companies, which contributed CZK 2.6 billion to the increase. In 2004, other revenues amounted to approximately CZK 5.5 billion, an increase in comparison with the level of 2003.

                                                                     Operating Expenses
                                                                       (CZK millions)
                                                                  Year ended December 31,
                                                                  -----------------------
                                                               2002         2003          2004
                                                           --------         ----          ----
Fuel.....................................................    12,894        14,307        14,370
Purchased power and related services.....................     7,328        21,100        26,511
Repairs and maintenance..................................     3,847         4,226         4,420
Depreciation and amortization............................    11,721        16,961        18,384
Salaries and wages.......................................     3,854         7,994         9,644
Material and supplies....................................     1,838         3,670         3,769
Other operating expenses.................................     2,873         3,554         3,912
                                                            ------------  ----------   -----------
   Total operating expenses..............................    44,355        71,812        81,010
                                                            ============  ==========   ===========

Operating Expenses. In 2003, our total operating expenses were approximately CZK
71.8 billion, an increase of 61.9% from 2002. The year-on year increase of CZK
27.5 billion was primarily the result of the enlargement of our consolidated group. In 2004, our total operating expenses were approximately CZK 81.0 billion, an increase of 12.8% from 2003.

In 2003, the cost of fuel consumption was approximately CZK 14.3 billion, an increase of 11.0% from 2002 due to increased electricity production (mainly in nuclear power plants). In 2004, the cost of fuel consumption was approximately CZK 14.4 billion, an increase of 0.4% from 2003.

In 2003, our purchase of power and related services amounted to approximately CZK 21.1 billion, an increase of 188% from 2002 was mainly due to the enlargement of our consolidated group, in opposite the purchases of power and related services by previously consolidated companies decreased by CZK 1.9 billion. In 2004, our purchase of power and related services amounted to approximately CZK 26.5 billion, an increase of 25.6% from 2003 mainly due to purchase of electricity from producers for resale (increase of CZK 1.4 billion) and due to purchase of services related to sale of electricity (increase of CZK
2.8 billion).

In 2003, costs for repairs and maintenance amounted to approximately CZK 4.2 billion, an increase of 9.9% from 2002 primarily due to the enlargement of our consolidated group. In 2004, costs for repairs and maintenance amounted to approximately CZK 4.4 billion, an increase of 4.6% from 2003. The increase is approximately CZK 0.2 billion.

In 2003, depreciation and amortization expenses amounted to approximately CZK
17.0 billion an increase of 44.7% from 2002 primarily due to both enlargement of our consolidated group (CZK 3.3 billion) and commissioning of the second unit of the Temelin nuclear power plant in 2003. The depreciation and amortization of Temelin increased the total sum of this item by CZK 2.8 billion. In 2004, depreciation and amortization expenses amounted to approximately CZK 18.4 billion an increase of 8.4% from 2003 when depreciation of buildings reached CZK
4.1 billion and depreciation of plant and equipment totaled CZK 13.5 billion.

In 2003, salaries and wages expenses were CZK 8.0 billion, an increase of 107% from 2002. The biggest portion of increase in salaries and wages expenses is attributable to the newly consolidated companies. In 2004, salaries and wages expenses were CZK 9.6 billion, an increase of 20.6% from 2003 also due to enlargement of our group.

In 2003, our materials and supplies expenses were approximately CZK 3.7 billion, an increase of 99.7% from 2002. There was only insignificant increase of materials and supplies expense related to companies consolidated in 2002. In 2004, our materials and supplies expenses were approximately CZK 3.8 billion, an increase of 2.7% from 2003.

In 2003, our other operating expenses were approximately CZK 3.6 billion, an increase of 23.7% from 2002. This increase was mainly due to growth of expenses for services by CZK 1.4 billion, which was compensated by decrease of other expenses by CZK 0.7 billion, especially capitalization of material, goods and services. In 2004, our other operating expenses which include environmental charges and claims and purchased services, among other things, were approximately CZK 3.9 billion, an increase of 10.1% from 2003.

Income before Other Expense (Income) and Income Taxes. In 2003, our income before other expense (income) and income taxes amounted to approximately CZK
13.0 billion, an increase of 15.9% from 2002. The increase of approximately CZK
1.8 billion was a result of an increase in operating expenses by CZK 27.5 billion accompanied by an increase in revenues by CZK 29.2 billion. Large increases in both expenses and revenues are due to the enlargement of our consolidated group. The increase in operating expenses was further influenced by nuclear power station changes, i.e. the introduction of both units of the Temelin nuclear power plant into trial operation (increase in depreciation by CZK 2.8 billion). In 2004, our income before other expense (income) and income taxes amounted to approximately CZK 19.2 billion, an increase of 47.3% from 2003. The increase of approximately CZK 6.2 billion was a result of an increase in operating revenues by CZK 15.3 billion accompanied by an increase in operating expenses by CZK 9.2 billion.

Other Expense (Income). In 2003, other expense/income (net) amounted to approximately CZK 2.3 billion. The deterioration compared to 2002 is mainly due to higher interest expense, net of capitalized interest by CZK 1.1 billion, lower foreign currency exchange gains by CZK 1.4 billion, and due to increase in other expenses by CZK 0.9 billion. An increase in income from associates by CZK
0.6 billion, i.e. by 114% had a positive impact on the other expenses (income). In 2004, other expenses/income (net), which include interest on debt, net of capitalized interest, interest on nuclear provisions, interest income, foreign exchange rate losses/gains, other expenses, and income from our associates, amounted to approximately CZK 1.2 billion.

Income Taxes. In 2003, income taxes amounted to approximately CZK 1.3 billion, a decrease of 60.0% from 2002. Our effective corporate income tax rate in 2002, 2003 and 2004 was 29%, 13%, and 21% respectively. In 2004, income taxes amounted to approximately CZK 3.8 billion, an increase of 185% from 2003. This increase was primarily a result of higher profits and substantially lower effective tax rate in 2003, when company claimed a capital investment deduction of CZK 1.0 billion.

Net Income. In 2003, net income amounted to approximately CZK 8.9 billion, an increase of 5.3% (CZK 0.5 billion) from 2002. This improvement was mainly due to lower income tax by CZK 2.0 billion. In 2004, net income amounted to approximately CZK 13.1 billion, an increase of 47.2% (CZK 4.2 billion) from 2003. This improvement was due to substantially higher profits before income taxes by CZK 7.2 billion, despite higher income taxes by CZK 2.5 billion and higher minority interests by CZK 0.5 billion.

Earnings per common share were, CZK 14.3, CZK 15.0 and CZK 22.1 in fiscal years 2002, 2003 and 2004 respectively, representing an increase of 5.2% in 2003 and an increase of 46.9% in 2004.

Inflation

The rates of inflation on an annual average basis in the Czech Republic during 2002, 2003 and 2004 were 1.8%, 0.1%, and 2.8% respectively. The effects of inflation on our operations have not been significant in recent years.

Other

For a discussion of the impact of currency fluctuations on our business and hedging or other mechanisms that we use, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk" on page 69.

For a discussion on government economic, fiscal, monetary and political policies or factors that have or could materially affect our operations, see "Risk Factors" on page 9 and "Economic, Fiscal, Monetary or Political Policies or Factors Which Impact Our Business" on page 24.

LIQUIDITY AND CAPITAL RESOURCES

We expect our principal capital requirements to consist of the following:

     o commencement of the modernization of the Dukovany nuclear power plant, together with its instrumentation and control center;

     o preparation of the construction (extension) of the interim spent nuclear fuel storage facilities located at our nuclear plant sites;

     o participation in investment opportunities in the power sector in central and south-east Europe so that we are able to respond flexibly to developments in demand;

     o investments in subsidiaries, especially into distribution grid and automated switching equipment that substantially improves outage times; and

     o investments to replace our aging brown-coal-fired power plants (at least in the amount of two-thirds of the present installed capacity of such power plants) after the year 2010. At that time, the present power plants will be at the end of their useful lives and consequently they will be replaced by newer, more efficient plants.

Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our service, react to market conditions, and to diversify our generating capacity. We believe that our existing financing together with cash flows provide us with sufficient financial capacity to fund our business and capital expenditure program and represent a source of working capital sufficient to meet our future short-term and long-term financing of our ongoing operations.

In 2003, our capital investments, including financial investments without acquisition of companies which are a part of our consolidated group totaled approximately CZK 23.9 billion, 130% more than in 2002. In 2004, they totaled approximately CZK 15.8 billion, 34.1% less than in 2003.

Financing Obligations

The following table presents our principal long-term financing obligations as at December 31, 2004:

                                                       Payments Due By Period
                                           -----------------------------------------------
                                                          (in CZK millions)
                                           Less than                            After 5
                                 Total       1 year    1-3 years    4-5 years     years
                                -------    ---------   ---------    ---------   --------
Long-term debt                   41,629      3,439       14,197       7,540       16,453
                                -------    ---------   ---------    ---------   --------
   Total                         41,629      3,439       14,197       7,540       16,453
                                =======    =========   =========    =========   ========

We do not have significant obligations resulting from capital and operating lease contracts.

The following table summarizes our estimated capital expenditures, including uncommitted amounts, for the next five years (in CZK billions):

                                              Expected Capital Expenditures By Period
                                         -------------------------------------------------
                                                         (in CZK billions)
                                Total      2005        2006         2007        2008       2009
                                -------    ---------   ---------    ---------   --------   --------
Capital expenditures            105.6      17.3        19.9         23.4        22.4       22.6
                                =======    =========   =========    =========   ========   ========

These figures do not include the expected acquisitions of subsidiaries and associates, which in accordance with the estimated free cash flows can amount up to CZK 90 billion in the period 2005 through 2009. The actual payments for acquisitions will depend on the number of future investment opportunities, for which we will be a successful bidder and also considering the recoverability of these investments.

Sources of Financing

The financing of our capital investment program is obtained from cash flows from operating activities and financing. The primary sources of financing available to us consist of the following:

     o    cash flow from operating activities;
     o    financing from banks; and
     o    the issuance of bonds.

Cash Flow and Liquidity

Net cash generated from our operating activities provides us with a significant source of liquidity. Our operating activities generated net cash of approximately CZK 19 billion in fiscal 2002, approximately CZK 35.8 billion in fiscal 2003, and approximately CZK 34.1 billion in fiscal year 2004. The year-on-year decrease of CZK 1.6 billion in 2004 was caused, among other things, by a CZK 6.4 billion increase in income tax payments, while cash generated from operations rose by CZK 3.9 billion (10.7%) and dividends received grew by CZK
0.7 billion (125%). In 2002, 2003, and 2004, we generated 100% of our capital investment needs from operations.

At year end 2003, our net receivables amounted to approximately CZK 7.1 billion, an approximately CZK 3.0 billion (74.9%) increase against the level at the end of 2002. At year end 2003, the largest portion of our receivables in the amount of CZK 3.6 billion was associated with the five REAS (including their affiliated entities) which are part of our consolidated group, and the second largest portion in the amount of CZK 3.2 was associated directly with CEZ. At year end 2004, our net receivables amounted to approximately CZK 8.9 billion, an approximately CZK 1.8 billion (26.0%) increase against the level at the end of 2003.

In 2003, our cash balances decreased to approximately CZK 4.0 billion at year end 2003. Cash balances can fluctuate substantially on the basis of the timing of borrowings and repayments of debt. Our cash balances increased from CZK 4.0 billion at year end 2003 to approximately CZK 7.5 billion at year end 2004.

Our total consolidated long-term debt (including current portion) decreased by 8.3% (approximately CZK 3.3 billion) during 2003 and totaled approximately CZK
36.7 billion at year end 2003. Total debt from bonds issued increased by CZK 1.1 billion mainly due to addition of domestic bond of Severomoravska energetika, a.s. Long-term bank loans and other loans (including current portion) decreased by approximately CZK 4.4 billion. Our total consolidated long-term debt (including current portion) increased by 13.6% (approximately CZK 5.0 billion) during 2004 and totaled approximately CZK 41.6 billion at year end 2004. Total debt from bonds issued increased by CZK 8.5 billion, mainly due to issue of EUR 400 million bonds. Long-term bank loans and other loans (including current portion) decreased by approximately CZK 3.6 billion.

We had CZK 2.3 billion short-term loans at the end of 2003. Current portion of long-term debt increased to approximately CZK 5.7 billion (or by 34.4%) primarily due to expected repayment of domestic bonds. We had no short term loans at year-end 2004. Long-term debt due within one year decreased from approximately CZK 5.7 billion to approximately CZK 3.4 billion (or by 39.6%).

Loans and Bonds

The following table shows our outstanding long-term indebtedness as at December 31, 2004:

                                                                   Indebtedness
                                                                     as of
                                                       Facility    December,
Creditor                   Interest Rate  Currency      Amount     31, 2004(1)     Maturity
--------                   -------------  --------     -------     ---------       --------
                                                       (millions) (CZK millions)
Bank Austria AG               fixed         EUR             20             36         2005
Citibank International        floating      USD                         1,805      2007-2008
                                                           317

Ceska sporitelna              fixed         CZK             50             26         2007
CSOB                          fixed         CZK            248            115         2007
Erste Bank AG                 fixed/floatingEUR             17            103         2006
Erste (CR) a.s.               fixed         CZK             58             12         2006
European Investment Bank      fixed         USD             55            852         2013
European Investment Bank      fixed         EUR             44            945         2013
European Investment Bank      floating      CZK          3,441          2,382      2012-2013
Fortis Bank                   floating      USD             55            432      2008-2009
IBRD                          floating      USD            246          1,078         2007
ING Bank                      floating      EUR             27             48         2005
Komercni banka                fixed         CZK            300             89         2006
Komercni banka                fixed         CZK              6              2         2007
Komercni banka                fixed         CZK             10              1         2006
Komercni banka                fixed         CZK             10              2         2006
Komercni banka                fixed         CZK             37              2         2006
Nordic Investment Bank        floating      USD             50          1,119         2007

--------------------------------------------------------------------------------------------
Total                                                                   9,049
                                                                   ------------
Amount payable by December 31, 2005                                     1,939
Balance                                                                 7,110
                                                                   ============

(1) Amounts have been translated into CZK at the CNB Exchange Rate at December 31, 2004.

The following table shows our outstanding bonds as at December 31, 2004:

                                                               Indebtedness
                                          Original Nominal        as of
Maturity              Interest Rate            Value         December 31, 2004   Pre-payment    Issue Date
--------              -------------       ----------------   -----------------   -----------    ----------
                                            (millions)        (CZK millions)


 2014                         9.22 %        CZK 2,500              2,494              -           1999
 2009         9.22 %, zero coupon(1)        CZK 4,500              3,299              -           1999
 2007                         7.125%        USD 200(2)             3,962              -           1997
 2006                         7.250%        EUR 200                6,233              -           1999
 2011                         4,625%        EUR 400               12,101              -           2004
 2008                         3.350%        CZK 3,000              2,990              -           2003
 2005                 6M PRIBOR+0.4%        CZK 1,000                500              -           1998
 2005                 6M PRIBOR+1.3%        CZK 500                1,000              -           2000
------------------------------------------------------------------------------------------------------------
 Total                                                            32,579
                                                            ============

(1) We realized proceeds of CZK1,863 million on this zero coupon bond.
(2) Open-market purchase by us in the amount of USD 22 million.

On June 8, 2004 CEZ Finance B.V. issued EUR 400 million 4 5/8% guaranteed notes due 2011. These notes are unconditionally and irrevocably guaranteed by CEZ.

On March 3, 1999, we began a CZK 5.0 billion domestic commercial paper program with a consortium of banks to cover short-term financing differences of cash inflows and outflows. On April 19, 2000, the domestic commercial program was extended up to CZK 9.0 billion. Out of this total sum CZK 3.0 billion are committed. Six banks are participating in the commercial paper program now. We have no outstanding indebtedness under this program as of December 31, 2004. The interest rates on indebtedness under this program range from the Prague inter-bank offering rate ("PRIBOR") to PRIBOR plus 0.20%, each 0.01% being a basis point ("b.p.").

Also, we have several committed short-term credit lines -- the syndicated revolving facility for USD 70 million and others credit lines at the amount of CZK 2.5 billion. For the preceding three months (March, April and May 2005) we have not utilized neither commercial paper program nor short-term lines.

On May 30, 2000, we entered into a syndicated multi-currency EUR 85 million guarantee facility in favor of the European Investment Bank due 2013. On February 24, 2005 this guarantee was replaced by new one, which is valid for another 5 years. Our outstanding indebtedness under this credit facility as of December 31, 2004 was CZK 2.1 billion at a floating interest rate of PRIBOR minus 5 b.p.

On October 20, 1999, CEZ Finance B.V., a wholly owned subsidiary of CEZ organized under the laws of The Netherlands and acting as a financing vehicle for CEZ, issued EUR 200 million 7.25 percent Guaranteed Notes due 2006. These notes are unconditionally and irrevocably guaranteed by CEZ.

On January 27, 1999, we exercised a call option for CZK 4.0 billion 14.375% bonds. We repaid the bonds using a portion of proceeds from two bond issues in aggregate amount of CZK 7 billion, an issue of CZK 4.5 billion domestic discounted bonds (with a zero coupon so that immediate funds due 2009 were obtained in an amount of CZK 1.9 billion), as well as an issue of CZK 2.5 billion domestic 9.22% bonds due 2014 (from 2006 these bonds will bear interest at a variable interest rate defined as CPI + 4.2%). On June 7, 1999 we issued CZK 3.0 billion domestic 8.75% bonds due 2004 and the proceeds were used to exercise the call option for CZK 3.0 billion 10.9% bonds. On June 6, 2000 we exercised a call option for CZK 4.0 billion 11.3% bonds. On June 27, 2003 we exercised a call option for CZK 3.0 billion 11 1/16% bonds. We repaid these bonds using proceeds from new CZK 3.0 billion domestic 3.35% bonds due 2008 issued on June 23, 2003. On June 7, 2004 we repaid our domestic 8.75% bonds due on 2004.

On November 11, 1998, we entered into a syndicated credit facility agreement for an aggregate amount of DEM 280 million with a consortium of thirteen banks with Sumitomo Bank Limited being the Facility Agent. For DEM portion of this facility we pay interest of LIBOR plus 50 b.p. and for the CZK portion, PRIBOR plus 50 b.p. The last installment of this facility was paid on November 11, 2003.

On January 27, 1998, we entered into a credit facility agreement with the Nordic Investment Bank for a total amount of USD 50 million. We pay interest of LIBOR plus 50 b.p. on this facility.

On December 14, 1995, we entered into a long-term multi-currency loan provided by the European Investment Bank in the amount of 200 million ECU (European Currency Unit). On July 11, 1996, we obtained a guarantee valid until 2003 from a consortium of commercial banks required by the loan agreement with the European Investment Bank allowing us to draw-down up to ECU 100 million under such agreement. We have made four drawdowns on this loan in denominations and with interest rates as follows: USD 7.05%, DEM 6.33%, EUR 5.17% and CZK PRIBOR minus 15 b.p. A new guarantee for next 5 years was obtained from the manager of the consortium on April 8, 2003.

On December 3, 1996, we entered into two syndicated credit facility agreements to secure financial resources for the completion of the Temelin nuclear power plant. The first facility, arranged by Citibank, is for USD 317 million and is guaranteed by the Export-Import Bank of the United States and by the Czech Republic. We drew down approximately USD 256 million for the information and control systems as well as for fuel for Unit I and II of Temelin. In 2001 we decided to cancel the undisbursed balance of the loan, or USD 61 million ( USD 32 million for instrumentation and control system and USD 29 million for fuel). As at December 31, 2004 approximately USD 176 million of the principal had been repaid. The interest rate on this loan is LIBOR plus 30 b.p. The second facility, arranged by Generale Bank (now operating under the name Fortis Bank), is for USD 55 million and guaranteed by the Belgium Office of National du Ducroire and by the Czech Republic. We drew down altogether approximately USD
45.0 million for the information and control system. As at December 31, 2004 approximately USD 25.7 million of the principal had been repaid and no amount remained to be drawn down under this facility as we cancelled the undisbursed balance of the loan. The interest rate on this loan is LIBOR plus 50 b.p. In consideration for the Czech Republic guarantees of these two credit facility agreements, we have agreed to pledge to the Czech Republic (i) certain of our receivables from one of the REAS, within 30 days of demand by the Czech Republic under the applicable guarantee and (ii) the buildings (cooling towers) at the Temelin nuclear power plant, upon transfer of title thereto to us (after completion of construction thereof).

On July 17, 1992, we entered into a multi-currency loan agreement with the International Bank for Reconstruction and Development for an amount equal to USD 246 million. We currently have EUR and USD portions outstanding with applicable interest rates of EUR London inter-bank offering rate ("LIBOR") plus 50 b.p. and World Bank variable rate plus 50 b.p., respectively. On December 31, 2004 our outstanding indebtedness under this multi-currency loan agreement consisted of
(i) a EUR portion of approximately EUR 6.2 million with an applicable interest rate of 2.28% and (ii) a USD portion of approximately USD 39.7 million with an applicable interest rate of 4.05%. This agreement contains several financial covenants relating to, among other things, interest coverage and revenues/expense ratio. This revenue/expense ratio requires us to maintain operating costs at a level no higher than 60% of our operating revenues and to furnish on a semi-annual basis to the International Bank for Reconstruction and Development forecasts for the next following year in respect of whether we expect to comply with the ratio. In the past our operating cost to operating revenue ratio has neared the 60% level. With the aim of avoiding a breach of this contract we successfully requested the International Bank for Reconstruction and Development to waive this revenue/expense ratio requirement for 1999 and 2000. In 2001, 2002, 2003 and 2004 we met all of the financial covenants on this loan.

To manage short-term financing differences of cash inflows and outflows, we utilize a number of instruments, including commercial paper programs, T-bills, revolving multi-currency credit facilities and bank overdrafts. Our long-term liquidity depends on the future prices of electricity and on the demand for electricity. With respect to managing long-term liquidity, we believe that we will be able to secure necessary sources of funding.

Certain of our loans and the terms and conditions of guarantees issued by us include covenants that require us to be controlled by the Czech Republic. As part of the anticipated sale of CEZ, a. s., we plan to negotiate amendments to these covenants to allow the sale of CEZ, a. s. by the National Property Fund. As indicated above, certain of our loans required the proceeds to be used for the construction of Temelin or the refurbishment of some of our coal power plants to meet new environmental laws. In each case, we have used the proceeds in accordance with the restrictions on use as provided in such loans.

We hold cash and cash equivalents in EUR, USD and CZK.

For 2004 we hedged against foreign currency exchange rate fluctuations affecting our expenses of operations by using FX option strategy (zero cost premium). We believe this is the most effective strategy in situations where it is not possible to accurately predict the amount and maturity of expenses. We also executed several IR swaps to switch part of our floating rate liabilities into fixed rate using the situation of historically low Czech interest rates. For more information on hedging activities, see notes 2.20 and 13 to the Consolidated Financial Statements included herein.

Material Commitments for Capital Expenditures

Our existing fixed material commitments for capital expenditures for the last financial year and from January 1, 2005 relate to the completion of Temelin and the commencement of the modernization of the Dukovany nuclear power plant, together with its control center. See "Property, Plants and Equipment" on page 30 for a full discussion of capital expenditures related to Temelin. Further commitments for future capital expenditures in the amount of EUR 146.6 million related to our acquisition of a major distribution company in Romania are described in "Distribution of Electricity -- Romania" on page 21.

Research and Development

We hire external entities to perform research projects based on our technical assignments, evaluations, and performance check-ups. We provide documentation, technical information and data to those entities. The research performed by those external entities covers numerous projects primarily in the areas of conventional power and nuclear energy. Further, our REAS perform research regarding distribution grid operation. Some of our research is conducted with the support of the Czech Ministry of Industry and Trade. None of the research projects we are currently involved in is material for our business.

Trend Information

In 2003 the Czech Republic saw another phase of progressive market opening to final customers, with approximately 375 customers with a total consumption of about 16 TWh being able to select their respective suppliers. The REAS, as the regional electricity seller to final customers, refrained from purchasing electricity imports, as was the case in 2002, and purchased a major portion of their requirements from CEZ. The key event was the commissioning of the Temelin power plant, bringing about an increased option to make use of the business opportunity that presented itself in the market. Also related to these developments is the achievement of the historically largest quantity of electricity exports from the Czech Republic, which the first half-year development suggests will not be repeated.

As a consequence of the liberalization of the energy market in the Czech Republic, we have seen a decrease in the profitability on energy sold as the Czech energy market has faced competition from energy imports. This trend has been exacerbated by the lack of free competition and non-reciprocal rules applicable for the export of electricity from the Czech Republic to neighboring countries (as opposed to the import of electricity to the Czech Republic). As a consequence, fees imposed in neighboring countries on our exported electricity result in an energy price that is higher than prices for electricity imports from such countries to the Czech Republic. The REAS have reacted to this imbalance by purchasing imported cheaper electricity. This has required us to respond by lowering our energy prices and decreasing our profitability. In 2003, for example, we have sold electricity to the REAS at lower prices than for the similar period in 2002 in an effort to improve our competitive position and improve market share. If this trend continues, we may respond by temporarily reducing our production of electricity.

Information on ongoing and potential future acquisitions

In July 2003, we entered a tender process organized by the National Property Fund of the Slovak Republic for the selection of the purchaser of its 66% interest in Slovenske elektrarne, a.s. However, the price offered by our competitors was higher than the price we offered in our final bid, we were not selected as winner of the tender process, and we did not acquire the 66% interest.

On November 19, 2004, we entered into an agreement to purchase 67% share in three distribution companies in Western Bulgaria from Bulgarian government. On January 18, 2005, we closed this transaction. We paid a total of EUR 281.5 million for the three majority shares. For more information see "Material contracts" on page 63.

In April 2005, we entered into an agreement to acquire a 51% majority share in Electrica Oltenia S.A., a Romanian distribution company, from Romanian government. The agreement is still subject to completion of various conditions precedent and we expect closing of this transaction in the end of October 2005. We have already paid EUR 4.7 million as a portion of the total purchase price of EUR 151.3 million. At closing, we will be required to pay the remainder in the amount of EUR 146.6. We intend to finance this commitment from our internal sources. For more information see "Distribution of Electricity -- Romania" on page 21.

We currently participate in several privatization tenders for selected coal power plants in Poland. On April 5, 2005, we made and individual offer for the purchase of a 39.2% interest in power company Zespol Elektrowni Patnov - Adamow
- Konin SA, and currently we perform due diligence in the company. On April 21, 2005, we submitted an individual offer to the Polish government for purchase of a stake in Zespol Elektrowni Dolna Odra SA (Dolna Odra, Pomorzany and Szczecin power plants). On April 26, 2005, we made an offer to purchase a stake in the company Elektrownia Kozienice SA (Kozienice power plant). We were shortlisted in these two tenders.

In May 2005, the government of Montenegro announced a tender for privatization of a coal power plant (Pljevlja - 210 MW), and its minority stake (approximately 31%) in the adjoining Pljevlja Mine. We intend to participate in the tender process.

We intend to explore further opportunities for foreign acquisitions. In 2005, several tenders for privatization are expected to be announced in Romania (privatization of selected coal power plants and adjoining mines, and of a distribution company), Macedonia (privatization of generation and distribution), and Montenegro (privatization of distribution). We intend participate in these tenders. Also, we are analyzing other potential acquisition targets including distribution in Poland, and power generation and distribution in Serbia.

OFF-BALANCE SHEET ARRANGEMENTS

We have not identified any material off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                        Payments due by period
                                                           (in CZK millions)
                                                   less than     1 - 3      3 - 5    more than
                                                   ----------    -----      -----    ---------
                                          Total      1 year      years      years     5 years
                                          -----      ------      -----      -----     -------
Contractual Obligations

Long Term Debt Obligations.........      41,629      3,439      14,197      7,540      16,453
Insurance..........................         485        485           -          -           -
Electricity purchase except of members
   of CEZ Group....................       6,379      6,379           -          -           -
I&C System for Dukovany............       4,456        668       2,173      1,465         150
Fuel...............................      20,861      7,996       5,329      5,034       2,502

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

We have a two-tier board system consisting of a Board of Directors and a Supervisory Board. The Board of Directors represents us in all matters and is charged with our management, while the Supervisory Board oversees our Board of Directors and our executive officers. Our executive officers manage our daily operation. Under the Czech Commercial Code, the Supervisory Board may not make management decisions. Our highest governing body is the General Meeting of Shareholders. Members of the Supervisory Board are elected by the General Meeting of Shareholders, while members of the Board of Directors are elected by the Supervisory Board.

The Board of Directors must inform the Supervisory Board on certain matters, and the Supervisory Board may request information at any time. The Czech Commercial Code prohibits simultaneous membership on the Board of Directors and the Supervisory Board of any company.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are members of our Board of Directors and our Executive Managers (Executive Officers).

Board of Directors:

Name                        Position                             Held Since  Age
----                        ---------                            ----------  ---
Martin Roman.............   Chairman of the Board of Directors      2004      35
Alan Svoboda.............   Vice-Chairman of the Board of           2004      33
                            Directors
Petr Voboril.............   Vice-Chairman of the Board of           2002      54
                            Directors
Jiri Borovec.............   Member of the Board of Directors        2004      41
Radomir Lasak............   Member of the Board of Directors        2004      40

Executive Managers:

Name                        Position                            Held Since  Age
----                        ---------                           ----------  ---
Martin Roman.............   Chief Executive Officer                 2004      35
Alan Svoboda.............   Chief Sales Officer                     2004      33
Petr Voboril.............   Chief Financial Officer                 2005      53
Jiri Borovec.............   Chief Generation Officer                2004      41
Radomir Lasak............   Chief Administration Officer            2004      40

Martin Roman. Graduated from the Faculty of Law at Charles University in Prague. Then he studied a one-year scholarship program at St. Gallen University (Switzerland), the Faculty of Economics. He also spent one year studying at the Karl-Ruprechtsuniversitat Heidelberg (Germany). He began his professional career in 1992 when still a student, when he was appointed the sales director of the Czech branch of Wolf Bergstrasse CR, s. r. o., a company specializing in the manufacture of potato crisps. From 1994 to 1999 he worked as the CEO of Janka Radotin, a. s., and in 1998, after the acquisition of the company by a strategic partner - the American company LENNOX, he also became a member of the company board. His third chief executive position was in SKODA HOLDING (he began in 1999 in Pilsen as Chairman of the Board and General Director of SKODA, a. s., and in April 2000 he was appointed Chairman of the Board and a CEO of the entire joint-stock company SKODA HOLDING), from where he went on to our Company. In February 2004 he was appointed the Chairman of our Board of Directors and since April 1, 2004 he holds position of our Chief Executive Officer. He is a member of our Audit Committee. As of April 2004, he is a vice-president of the Confederation of Industry and Transport of the Czech Republic.

Alan Svoboda. Graduated from the University of West Bohemia in Pilsen in IT and financial management. He also completed MBA in Finance and MA in Economics at University of Missouri in Kansas City (USA). He holds a CFA certificate (Chartered Financial Analyst) issued by AIMR (Association for Investment Management and Research). Prior joining CEZ, Mr. Svoboda was a partner at McKinsey & Company where he specialized in advising clients coming from energy sector, gas industry and petrochemistry. From April 1998 to January 2000 he was a CFO and a Vice-Chairman of the Board of Directors of Zapadoceska energetika, a.s. Since May 2004 he has become a Vice-Chairman of our Board of Directors. From June 29, 2004 until August 31, 2004 he was Chairman of the Supervisory Board of CEZData, s.r.o., and since August 31, 2004 is a Vice-Chairman. Since June 29, 2004 he is a member of the Supervisory Board of Zapadoceska energetika, a.s. and since March 31, 2005 he is a Vice-Chairman of the Supervisory Board of CEZ Prodej, s.r.o.

Petr Voboril. Graduate of the Mechanical Engineering Faculty of the Czech Technical University, where he studied work space technology, and he did post-graduate work in district heat development. In 1997 he attended a management skills course at the InterManager European standard level. He started to work for Ceske energeticke zavody (the predecessor of our Company) in 1980 and spent the first ten years of his career with us in operation control and heat industry development. After 1990 he worked in various economic section posts, and from January 1995 to April 1998 he was Director of the Planning and Analysis Section. In 2000 he was appointed our Vice-CEO and the Executive Director for Finances and Administration. Since October 2002 he has held the position of our Chief Strategic Development Officer. From February 2003 to November 2003 he held the position of the Vice-Chairman of our Board of Directors, than he was appointed Chairman of the Board of Directors. He held this position until February 2004 when he became again the Vice-Chairman of our Board of Directors. From November 2003 to March 2004 he was our acting CEO. Since May 2003 he has been a member of the supervisory board of Stredoceska energeticka, a.s.

Jiri Borovec. Graduated from the Military Academy in Brno, Masaryk University, the United States Air Force Defense Language Institute (Texas, USA) and Brno Business School - also earning an MBA degree from Nottingham Trent University. In 1997 he attended the ABB International Management Workshop for ABB Group Senior Top Managers, and in 1999 he earned the ABB Service Management Certificate. From 1990 to 1995 he worked in the Czech Army as an interpreter and translator from and into English, Spanish and Russian. His next place of work was the ABB Czech Republic company, in which he worked from 1995 to 2000, holding the positions of Personnel Director, Vice-President for Human Resources, as well as being a Member of the Country Board. In 1999 and 2000 he held the position of CEO of the ABB Service Czech Republic and Business Unit Manager ABB Service Central Europe. Before joining CEZ in October 2004 as a member of our Board of Directors and Chief Generation Officer, he was the Chairman and CEO of the Skoda JS joint-stock company.

Radomir Lasak. Graduated from the University of Economics in Prague in 1989. In 1996, he earned the Master of Business Administration degree from the Prague International Business School. He began his professional career in 1991 in Komercni banka. In 1999 he was appointed Director of the Investment Banking Division in Komercni banka. In 2000 he became a member of the Komercni banka Board of Directors, whose special jurisdiction was trade, and also Deputy CEO. Since August 2002 he has been the Chairman and CEO of eBank. He joined our Company in September 2004 as a member of our Board of Directors and Chief Administration Officer.

SUPERVISORY BOARD

Set forth below are the incumbent members of the Supervisory Board:

                                                         Current
                                            Initially     Term
Name                                       Appointed     Expires       Age
----                                       ---------     -------       ---

Jiri Havel (Chairman) ..................       2005        2009         47
Zdenek Hruby (Vice-Chairman)............       2003        2007         48
Vaclav Krejci(1) (Vice-Chairman)........       1993        2006         51
Ales Cincibus ..........................       2005        2009         49
Jan Demjanovic .........................       2003        2007         51
Jiri Jedlicka(1)........................       2004        2008         46
Jan Juchelka ...........................       2002        2006         33
Petr Kousal.............................       2005        2009         51
Martin Pecina ..........................       2003        2007         36
Jan Sevr(1).............................       1999        2008         58
Pavel Suchy ............................       2003        2007         50
Zdenek Zidlicky(1)......................       2002        2006         58

(1)  Employee representative

Jiri Havel. Graduated from the Prague School of Economics. Since 1998 till 2000 he was an economic advisor of the Vice-Chairman of the Czech Government, and since 1999 till 2001 he was a Vice-Chairman of the National Property Fund, our majority shareholder. In 1999 and 2000 he was a member of the Supervisory Board of Ceska sporitelna, a.s., in 2000 and 2001 he was a Vice-chairman of the Supervisory Board of Komercni banka, a.s. Since 2004 till 2005 he was a member of the Board of Directors of Unipetrol, a.s. In June 2005, he was elected to our Supervisory Board and became its Chairman pursuant to an understanding with our majority shareholder the National Property Fund. He also became a member of our Audit Committee.

Zdenek Hruby. Graduated from the Czech Technical University's School of Electrical Engineering. Currently he is a vice-president of the presidium of the National Property Fund, a vice-chairman of the Supervisory Board of CESKY TELECOM, a.s., and since April 2004 a member of the Supervisory Board of Eurotel Praha, spol. s r.o. Till June 2004 he was a member of the Board of Directors of Sokolovska uhelna, a.s., since April 2003 till May 2004 a member of the Supervisory Board of Ceske aerolinie, a.s. and since December 2003 till May 2004 a member of the Board of Trustees of the Nadace Duhova energie. Until April 2005 he held the office of a Deputy Minister of Finance. He was elected Vice-Chairman of our Supervisory Board in 2003 pursuant to an understanding with our majority shareholder the National Property Fund.

Vaclav Krejci. Graduated from the Secondary Industrial School of Chemical Technology. Mr. Krejci has seven years experience working for Chemicke zavody Litvinov and is an employee representative on the Supervisory Board. Since 1982, he has worked at the Dukovany Nuclear Power Station. In 1992 he was elected to the CEZ Supervisory Board. Since 2000 he has been the Vice-Chairman of the Supervisory Board. He is a member of the Supervisory Board of Nadace Duhova energie (Rainbow Energy Foundation).

Ales Cincibus. Graduated from the University of Chemical Engineering in Prague. Since 1980 till 1992, he worked in several functions in Komsos Caslav, eventually as the chief commercial officer. Since 1993 till 2003 he acted in several companies as the chief commercial officer. In 2003, he became employed by the Czech Ministry of Industry and he was elected a member of the Supervisory Board of Transgas, a.s., Vice-Chairman of the Board of Directors of Severoceske doly a.s., and Chairman of the Supervisory Board of Cepro, a.s. He was elected as a member of our Supervisory Board in June 2005 pursuant to an understanding with our majority shareholder the National Property Fund.

Jan Demjanovic. Graduated from the Faculty of Mechanical Engineering of the Technical and Textile University in Liberec. He is business director and a member of the Board of Directos of Severoceske doly, a.s., a vice-chairman of the Board of Directors of Coal Energy, a.s, and a vice- chairman of Supervisory Board of SD - Kolejova doprava, a.s. Since March 2002 till May 2004 he was a member of the Board of Directors of Teplarna Usti nad Labem, a.s. and since April 2003 till January 2004 the chairman of the Supervisory Board of ENETECH a.s.

Jiri Jedlicka. Graduated from the Secondary Vocational School Zetor Brno. He has been employed in CEZ since 1980. Since 1994, he has been the released chairman of OOSP EDU. Currently, he is a member of the Board of the directors of the Association of the Independent Syndicates and the President of the Trade Union of the employees of the nuclear energy industry with seat in Dukovany. In 2004 he was elected to the CEZ Supervisory Board.

Jan Juchelka. Graduated from the Department of Business at Slezska University in Karvina. From June 1995 until the present he has been employed by the National Property Fund. He has held positions as the Director of the Securities Trading Department, the Director of the Securities Department, Director of the Company Holdings Department and the Second Vice-Chairman of the Executive Committee of the National Property Fund. Mr. Juchelka holds a broker's license. He is a chairman of the Supervisory Board of PPP Centrum a.s., and the member of the Supervisory Board of CESKY TELECOM, a.s., Komercni banka, a.s. and Eurotel Praha, spol. s r.o. He was elected to our Supervisory Board pursuant to an understanding with the National Property Fund, our majority shareholder.

Petr Kousal. Graduated from the University of Transportation in Zilina. Since 1978 he was employed in various positions at Czech Railways, including executive positions. In February 2003, he was elected as the Chairman of the Board of Directors of Ceske drahy, a.s., and in March 2003 he became CEO of Ceske drahy, a.s. He was elected into our Supervisory Board in June 2005 pursuant to an understanding with our majority shareholder the National Property Fund.

Martin Pecina. Graduated from Mechanical Faculty of VSB - Technical University in Ostrava, and obtained an MBA from Sheffield Business School. He has a CIME qualification. Until 2003 he was the CEO of HUTNI PROJEKT Frydek Mistek a.s. Since February 2003 he is a deputy minister of industry and trade. He is a member of the Supervisory Board of CEPS, a.s. and the chairman of the Board of Directors of OSINEK, a.s. Since September 2001 till March 2005 he was a member of the Board of Directors of NARODNI DUM - RADHOST, a.s. "in liquidation". Since March 2003 till June 2004 he was a member of the Supervisory Board of ISPAT NOVA HUT a.s. Mr. Pecina was elected to our Supervisory Board in June 2003 pursuant to an understanding with the National Property Fund, our majority shareholder.

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

Pavel Suchy. Graduated from the Prague School of Economics. Since 1994 he works for the National Property Fund. In November 2002, he was appointed the First Vice-Chairman of the Executive Committee of the NPF. He is a member of the Supervisory Boards of UNIPETROL, a.s., Ceske aerolinie a.s. and Konpo, s.r.o. He was elected to our Supervisory Board in 2003 pursuant to an understanding with our majority shareholder the National Property Fund. In May 2004 he was appointed to be the audit committee financial expert.

Jan Sevr. Graduated from the Secondary Industrial School of Mechanical Engineering. Mr. Sevr has worked at the Melnik Power Station since 1966 and is an employee representative on the Supervisory Board. He has worked as the head of the shift operations management department and is also the Chairman of the labor union organization at Melnik Power Station. In 1999 he was elected to the CEZ Supervisory Board.

Zdenek Zidlicky. Graduated from Secondary Technical School. Mr. Zidlicky has held various positions in our company since 1979. Since 1993 he has been the chairman of the CEZ-EPR II union organization. He represents the Czech Trade Union of Northwestern Power Engineers in the Association of Trade Unions of North Bohemia and in the Interregional Trade Union Council. He is also a representative of the trade union for energy issues in the Economic and Social Agreement Council of the Czech Republic, where he serves on the working team for economic policy. He is a member of our Audit Committee.

COMPENSATION

In accordance with Czech law, we are required to publish only aggregate information regarding compensation of the members of our Supervisory Board, Board of Directors and executive managers. As a result, we provided the following information about monetary and non-monetary benefits received by the members of our Supervisory Board, Board of Directors and executive managers:

                                                                 Supervisory      Board of        Executive
                                                                    Board         Directors       Managers
                                                               ------------------------------------------------
                                                                               (CZK thousands)
Base salary(1).............................................              1,851               -          42,870
Bonuses based on company performance(1)....................                380               -          40,291
Bonuses to Board members...................................              5,375           4,237
Share of profit for 2003 distribute to Board members(2)....              5,683           6,360
Compensation in relation to termination of employment......                              3,814          11,853
Other monetary compensation(3).............................                116             136             154
Other non-monetary compensation(4).........................              8,136          11,997           3,278
Compensation from companies controlled by CEZ, a.s.........                                              3,828
Of which:
   Compensation of Board members of controlled.............                                              3,594
   Other non-monetary compensation(5)......................                                                235

(1) Monetary and non-monetary compensation of members of the Supervisory Board who are also our employees arise from their employment
(2) Only share of profit actually paid to members of our Supervisory Board is stated, excluding disputed share of profit
(3) Certain travel expenses and other compensation based on collective bargaining agreement
(4)   Personal car and life insurance
(5)   Life insurance

BOARD PRACTICES

As of January 29, 1998, we restructured our management organizational structure, creating a distinction between our Board of Directors and our executive officers. The members of the Board of Directors were nominated by the National Property Fund of the Czech Republic and elected at an Extraordinary General Meeting of the Shareholders on January 5, 1999. Members of our current Board of Directors are appointed by the Supervisory Board. See "Articles of Association (Stanovy)" on page 60.

Pursuant to the Czech Commercial Code, our shareholders are entitled to appoint and recall two-thirds of the members of the Supervisory Board. Members of the Supervisory Board are appointed for a four-year term. The remaining members of the Supervisory Board are (by law) employee representatives and are appointed and recalled by CEZ employees. The shareholders and employees elect members of the Supervisory Board for a period beginning at the end of the General Meeting of Shareholders at which a resolution is adopted appointing them and serve until the following General Meeting of Shareholders at which a resolution is adopted discharging them. The Supervisory Board is responsible to the shareholders and employees for the general supervision of CEZ's business.

Audit Committee. We have an Audit Committee whose statutes state that it is a committee of our Supervisory Board and composed of members of our Supervisor Board. In particular, currently our Audit Committee is composed of Zdenek Zidlicky and Pavel Suchy, members of our Supervisory Board, and Radek Pomije, the director of our internal audit department (Mr. Pomije is a member without voting rights). One more member of the Audit Committee is expected to be elected soon. Pursuant to the its statutes, the Audit Committee is charged with the task of ensuring regular communication with and supervision of the internal audit department. Specifically, the Audit Committee should discuss and evaluate the audit department's annual report, annual audit plan, quarterly action plans and should ensure that the internal audit department follows the ethics code for internal company auditors. It is also responsible for, among other things, regular communication and supervision of our external auditors and prepares for the Board of Directors and Supervisory Board an evaluation of our external auditors. The Audit Committee also discusses the correctness and completeness of our quarterly, half-year and annual reports. Under Czech law, the Board of Directors is required to make all decisions regarding our Company, unless the authority to make a decision is delegated by statute or by articles of association to the General Meeting or to the Supervisory Board. It is not possible that our Audit Committee take decisions on its own, without appropriate formal action being taken by the Board of Directors, General Meeting, or the Supervisory Board. For these reasons, our Supervisory Board is in fact formally making certain decisions generally required to be made by the Audit Committee. Audit Committee however prepares documents for the Supervisory Board and discusses relevant matters before they are being decided by the Supervisory Board.

Severance Pay. In the event that a member of our Board of Directors is recalled from office or the office otherwise terminates prior to the end of the period for which the member was originally appointed or elected to the board, other than as a result of a willful criminal act committed in connection with the performance of his duties or certain other gross violations of such duties, he or she is entitled to receive a lump sum payment from CEZ, a.s. equal to the aggregate amount of his or her salary calculated for the entire remaining term of office.

EMPLOYEES

As of the end of 2002, 2003, and 2004 we had 7,677, 18,100, and 17,855 employees on a consolidated basis respectively, and as of the end of 2004 CEZ, a. s. had 6,629 employees on a standalone basis, approximately 48% of which are members of trade unions. The present collective bargaining agreement between the Company and the employees, legally represented by trade unions, expires on December 31, 2006.

We do not offer a defined benefit pension or other such post employment benefits to our employees. Instead, we pay a payroll related tax (similar to FICA) to the government. The Czech government provides pension payments to retired employees (similar to the U.S. Social Security Program). The government also compensates, directly, employee absences from work due to illness. We accrue for unused available vacation pay at year end. We expense as incurred any severance pay incurred; two months salary as required by law.

We do not have a history of strikes or work stoppages and no material labor related claims are pending. We believe that relations with our employees are good. There have been no strikes or work stoppages since the foundation of the Company in 1992. Although we have experienced strike alerts in the past these did not result in actual strikes or work stoppages. Since the date of our foundation in 1992 we have reduced the number of employees by approximately 9,634 which represents a 59.2% reduction from our 1992 level. This reduction has brought the ratio of employees to installed MW closer to ratios found in other advanced European power companies. The reduction has also resulted in an increase in the average level of education of our employees. We have completed the process of an organizational audit which resulted at lowering the number of our employees, and we are weighing other options aimed at further lowering the number of our employees. Czech law entitles all employees dismissed by reason of redundancy or organizational changes to a severance payment in the amount of two months' pay.

SHARE OWNERSHIP

Our members of the Board of Directors hold 17,500 of our common shares. Our members of the Supervisory Boards hold, in aggregate, 330,425 of our common shares. None of the members of the Board of Directors or the Supervisory Board holds more than 1% of our outstanding common shares.

Share Options. Our shareholders approved stock option agreements originally in 2001 with each member of our Board of Directors and Supervisory Board as part of their compensation package. In 2003 and 2004 the conditions of stock option agreements were slightly modified. Pursuant to such agreements, the members have now the right to purchase, in aggregate, up to 7 million common shares of CEZ at a price equal to the six-month weighted average of our share price on the Prague Stock Exchange measured from the date the member is appointed to the position. The members of the Board of Directors and Supervisory Board received these options from us as part of their compensation package and without paying consideration for them. Each member may exercise its call option rights, in full or in part, at any time during the period specified in the relevant stock option agreement, such period being generally set to correspond with the term for which the member was elected or appointed to the respective board. Now, it is possible to call option right until 3 months after the end of member's position. The stock option agreements do not restrict a member's right to exercise call rights in the event that the member is recalled from office or resigns prior to the original term. Our members of the Board of Directors hold 1,750,000 call options for our common shares (they held call options for 1,350,000 common shares as of end of 2004). Our members of the Supervisory Board hold, in aggregate, options for 750,000 of our common shares (they held call options for 460,000 common shares as of end of 2004). None of the members of the Board of Directors or the Supervisory Board holds call options for more than 1% of our outstanding common shares.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of December 31, 2004, our registered capital was equal to CZK 59,221,084,300 in denominations of nominal value CZK 100. All of these shares have been paid in full and are book-entry shares in bearer form. Our common stock is publicly traded on the two largest organized trading markets in the Czech Republic, the Burza cennych papiru Praha, a.s. (the "Prague Stock Exchange") and the RM System, a.s.

MAJOR SHAREHOLDERS

The following table sets forth shareholdings in our company according to the records of the Czech Securities Center by all owners of more than 5% of our voting shares and by all officers and directors of the Company as a group as of June 14, 2005:

                                                                     Percentage
                                                                      of Total
   Identity of                                        Shares           Shares
   Person or Group                                    Owned         Outstanding
   ---------------                                    ------        -----------

   National Property Fund                           400,407,897          67.610

   Members of the Board of Directors,
   members of the Supervisory Board, and
   other Executive Officers as a group
  (8 persons)                                           347,925           0.059

With the exception of the NPF, to our knowledge, no other individual shareholder owns more than 5% of our outstanding shares.

Voting rights of shareholders owning more than 5% of our shares do not differ from other shareholders.

36 persons with U.S. addresses directly hold a total of 13,113,606 of our common shares. It is difficult and impractical to determine what portion of our common shares is beneficially held in the United States and the number of such beneficial holders in the United States.

The Czech government has passed several resolutions calling for the sale of CEZ. The Czech government controls our majority shareholder, the NPF. While the government has expressed its intention through such resolutions and otherwise, there can be no assurance that the Czech government will, in fact, instruct the NPF to sell all or part of the NPF's shareholding in CEZ. For more information on the proposed privatization of CEZ, see "Risk Factors" on page 9.

The Notes and Guarantees are held in fully registered global form in the name of Cede & Co. as the nominee of the Depository Trust Company ("DTC"). Thus, Cede & Co. is the only record holder of the Notes and Guarantees.

Transfer of beneficial interests of the Notes and Guarantees are effected through the records of DTC (for transfers among DTC participants) and through the records of individual DTC participants (for transfers among the clients of such DTC participants). Thus, it is difficult and impractical to determine what portion of the Notes and Guarantees is beneficially held in the United States and the number of such beneficial holders in the United States.

RELATED PARTY TRANSACTIONS

We purchase products from related parties in the ordinary course of business. Severoceske doly, a.s., a company in which we hold an approximately 37% share, supplies approximately 59% of our brown coal consumption. In 2002, 2003 and 2004 coal purchases from Severoceske doly, a.s., amounted to approximately CZK 4,921 million, CZK 5,177 million, and CZK 5,054 million, respectively. The prices of fossil fuel supplies from Severoceske doly, a.s. do not differ significantly from market prices.

As of April 1, 2003, we own majority interests in five REAS and we owned minority interests in three REAS, all of whom are our primary customers. Since August 2004 we own no minority interests in REAS. We also control certain strategic decisions of the REAS where we hold majority interests.

During 2004, 2003 and 2002 we granted share options to the Board of Directors, certain members of the management and Supervisory Board members. At December 31, 2004, the aggregate number of share options granted to members of Board of Directors was 1,350,000 and the number of share options granted to Supervisory Board members was 460,000 (see Share Options on page 58).

ITEM 8.   FINANCIAL INFORMATION

See the selected consolidated financial data presented under "Item 3. Key Information" and financial statements presented under "Item 18. Financial Statements". We prepare the Consolidated Financial Statements in accordance with IFRS which differ in certain important respects from U.S. GAAP. Note 30 to the Consolidated Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP and a reconciliation to U.S. GAAP of net earnings and total shareholders' equity for the periods and as of the dates therein indicated.

Dividends. Prior to our general meeting of shareholders on June 19, 2001, we have never paid dividends. Our general meeting of shareholders on June 19, 2001 approved a dividend distribution of CZK 2.0 per share to be paid to shareholders of record as of June 13, 2001 to be paid on August 1, 2001. Our general meeting of shareholders on June 11, 2002 approved a dividend distribution of CZK 2.5 per share to be paid to shareholders of record as of June 5, 2002 to be paid on August 1, 2002. Our general meeting of shareholders on June 17, 2003 approved a dividend distribution of CZK 4.50 per share to be paid to shareholders of record as of June 11, 2003 to be paid on or after August 1, 2003. Our general meeting of shareholders on June 17, 2004 approved a dividend distribution of CZK 8.00 per share to be paid to shareholders of record as of June 11, 2004 to be paid on or after August 1, 2004. Our general meeting of shareholders on June 20, 2005 approved a dividend distribution of CZK 9.00 per share to be paid to shareholders of record as of June 14, 2005 to be paid on or after August 1, 2005.

Export Sales

In 2004, we exported a total of 12,943 TWh (including trade outside the Czech Republic) which generated revenues of CZK 10.3 billion. In 2004, the revenues from electricity exports represented approximately 11.1% of total revenues from electricity sales.

Litigation

We are involved in legal proceedings that are incidental to the normal conduct of our business. We do not believe that liabilities relating to such proceedings will have a material adverse effect on our business, prospects, financial condition or results of operations.

On July 31, 2001 the Austrian federal land of Upper Austria filed a lawsuit with the Land Court of Linz, Austria, against our company by which it sought a ruling ordering to us to refrain from the potential negative impacts of the Temelin nuclear power plant. On April 17, 2002, the court ruled that it had no jurisdiction over a power plant located outside of Austria. The plaintiff has filed an appeal against this decision with the Higher Land Court in Linz, which affirmed the decision of the first stage court. However, a second appeal was filed with the Prime Court in Vienna which overturned the original decision and on August 1, 2003 recognized the jurisdiction of the Land Court in Linz, returning the file to Linz for further proceeding. The hearing has not taken place yet and the matter has not yet been finally resolved.

On March 1, 2002 two owners of small pieces of land in Upper Austria, filed a separate lawsuit with the Land Court of Linz, Austria, against us and Westinghouse by which they sought a ruling ordering to us and Westinghouse to introduce adequate measures to prevent a threat substantially damaging use of their land. Further, such persons have sought a declaration that we and Westinghouse should be jointly and severally liable for any damage caused by the Temelin nuclear power plant's operation.

Both of the above mentioned lawsuits filed with the Austrians Courts have been suspended till the time the European Court of Justice adopts a decision about preliminary question as regards jurisdiction of the Austrian Courts over the lawsuits. The matter was recently referred to the European Court of Justice by the Prime Court in Vienna.

On May 31, 2004, we were served with a request for arbitration before the ICC International Court of Arbitration by DALKIA FRANCE. In this request for arbitration DALKIA FRANCE alleges a breach of a joint venture contract by us and seeks liquidated damages in the amount of USD 25 million. The dispute was amicably settled between the parties by signing a settlement agreement in December 2004. As a result, we paid approximately one third of the claimed amount and DALKIA FRANCE withdrew its arbitration claims.

ITEM 9.   THE OFFER AND LISTING

The Notes and Guarantees are not listed on any U.S. or foreign securities exchange or other organized trading market. Thus, no reliable pricing information is available and we can give no assurance as to the existence or the liquidity of the trading market for the Notes.

On March 18, March 23, April 15 and June 11, 1998, we repurchased USD 2 million, USD 10 million, USD 7 million and USD 3 million, in nominal value of the Notes, respectively, at prices of USD 97.25, USD 96.97, USD 97.10 and USD 98.40, respectively, per Note plus accrued interest.

ITEM 10.  ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION (STANOVY)

Organization and Register

CEZ, a. s. is a stock corporation organized in the Czech Republic under the Commercial Code. CEZ, a.s. is registered in the Commercial Register (Obchodni rejstrik) maintained by the local court in Prague, Czech Republic, under the entry number "B1581".

Corporate Governance

Czech stock corporations are governed by three separate bodies: the general meeting of shareholders, the supervisory board and the board of directors. Their roles are defined by Czech law and by our articles of association (stanovy), and may be described generally as follows:

     o The General Meeting of Shareholders approves the amount of the annual dividend, if any, amendments to the Articles of Association, liquidation, capital increases, electing and recalling of Supervising Board members (other than those elected by employees), our financial statements, and certain significant corporate transactions.

     o The Supervisory Board appoints and removes the members of the board of directors and oversees the management of our company. This differs from the default provisions of the Czech Commercial Code, which state that Members of the Board of Directors are appointed by the general meeting. Czech law permits the Articles of Association to empower the Supervisory Board to appoint the Board of Directors. Although prior approval of the Supervisory Board may be required in connection with certain significant matters, the law prohibits the Supervisory Board from making management decisions.

     o The Board of Directors manages our business and represents us in dealings with third parties. The board of directors submits regular reports to the Supervisory Board about our operations and business strategies, and prepares special reports upon request. A person may not serve on the Board of Directors and the Supervisory Board of a corporation at the same time.

Several additional corporate governance provisions applicable to CEZ, a.s. are summarized below.

Objects and Purposes

Our Articles of Association state our scope of business in Article 5. Our object is to pursue, directly or indirectly, business in the fields of the energy industry, in particular in the following lines of business:

     o generation, transmission, sale, transit, import and export of electricity;
     o    generation, distribution, and sale of heat;
     o    electrical equipment design;
     o production and installation of, and repairs to electrical machines and devices;
     o    automated data processing;
     o    installation, repair, maintenance of designated electrical equipment;
     o    reprographic services;
     o    testing of electrical equipment;
     o    production of de-mineralized water; analyses of oils, water and coal;
     o    lease of goods;
     o purchase of goods for resale and sale - except for goods listed in the appendices to Act No. 455/1991 Coll. on Trades, and goods excluded thereby;
     o installation, repairs, reconstruction and periodic testing of designated pressure equipment;
     o    installation and repairs of electronic equipment; and
     o production of machinery, trading in goods, transport, quality consulting and other related support activities.

The Articles oFf Association authorize CEZ, a.s. to take all actions that serve the ends of its objects.

Directors

Under Czech law, our Supervisory Board and Board of Directors members owe a duty of loyalty and care to CEZ, a.s. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Those who violate their duties may be held jointly and severally liable for any resulting damages.

Under the Articles of Association, the general meeting of the shareholders decides on the Board Directors compensation. Directors may not award compensation to themselves. However, the Board of Directors may decide on the distribution of director compensation awarded by the general meeting, unless the general meeting has already done so.

See also "Item 6. Directors, Senior Management and Employees" on page 53 for further information about the Supervisory Board and the Board of Directors.

Ordinary Shares

The capital stock of CEZ, a.s. consists of ordinary shares, nominal value CZK 100, which are issued in registered form. Record holders of ordinary shares are registered in the share register maintained by the Czech Securities Center (Stredisko cennych papiru).

Some of the significant provisions under Czech law and our Articles of Association relating to ordinary shares may be summarized as follows:

o Capital Increases. The share capital may be increased in consideration for contributions in cash or in property, or by establishing authorized capital or conditional capital. Authorized capital provides the Board of Directors with the flexibility to issue new shares for a period up to five years under certain conditions. Conditional capital allows the Board of Directors to issue new shares for a specific purpose. Capital increases require a decision of General meeting of shareholders approved by 2/3 of the votes present at the shareholders' meeting (3/4 of the votes in case of increase by in-kind contribution). Our Articles of Association do not contain conditions regarding changes in the share capital that are more stringent than the law requires.

o Redemption. The share capital may also be reduced by a decision of the general meeting of shareholders approved by 2/3 of the votes present at the shareholders' meeting.

o Preemptive Rights. Our Articles of Association provide that the preemptive right of shareholders to subscribe for any issue of additional shares in proportion to their share holdings in the existing capital may be excluded under certain circumstances.

o Liquidation. If CEZ, a.s. were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their share holdings.

o No Limitation on Foreign Ownership. There are no limitations under Czech law or in our Articles of Association on the right of persons who are not citizens or residents of the Czech Republic to hold or vote ordinary shares.

Dividends

Dividends in respect of ordinary shares may be declared once a year at the general meeting of shareholders. The Supervisory Board discusses the financial statements for each fiscal year and recommends the disposition of all unappropriated profits for approval by shareholders at the general meeting of shareholders. Shareholders registered in the share register on the date of the meeting are entitled to receive the dividend, if any. Dividends, if any, are paid to shareholders in proportion to their percentage ownership of the outstanding capital stock.

Our Articles of Association state that we may distribute our profit in the following manner: we must contribute at least 5% of profit to our non-distributable reserve fund until the reserve fund reaches a level of 20% of the amount of our registered capital, into other funds of the Company, dividends, and benefits for members of the Supervisory Board and the Board of Directors.

Voting Rights

Each ordinary share represents one vote. Cumulative voting is not permitted under Czech law. Our Articles of Association provide that resolutions are passed at shareholder meetings by a simple majority of votes cast, unless a higher vote is required by law or our Articles of Association. Our Articles of Association require that the following matters, among others, be approved by the affirmative vote of 2/3 of the issued shares present at the shareholders' meeting at which the matter is proposed:

     o    amendments to the Articles of Association;
     o    capital increases and capital decreases; and
     o    dissolution.

Czech law requires that, among other things, the limitation or exclusion of preemptive rights of shareholders to subscribe for new shares under certain conditions or to acquire convertible or priority debt shall be approved by a 3/4 majority of votes of all shareholders present at the shareholder's meeting at which the matter is proposed. Furthermore, Czech law requires that, among other things, (i) a change of form and type of shares, (ii) a change of rights related to certain types of shares, (iii) restrictions of the disposability of shares and (iv) cancellation of public tradability shall be approved, in addition to the simple majority of votes of all attending shareholders, also by at least a 3/4 majority of votes of attending shareholders holding the shares to be affected by such change.

General Meetings of Shareholders

The Board of Directors, the Supervisory Board under specific circumstances, or shareholders owning in the aggregate at least 3% of the issued shares may call a meeting of shareholders. There is a 30% minimum quorum of outstanding shares requirement for shareholder meetings. Among other things, the general meeting approves the amount of the annual dividend, if any, amendments to the Articles of Association, and certain significant corporate

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transactions. Eight members of the Supervisory Board are appointed by the general meeting of shareholders and four members are elected by employees.

In order to be entitled to participate and vote at the general meeting of shareholders, a shareholder must be registered in the share register six days prior to the meeting date. Shareholders may vote by proxy. As a foreign private issuer, CEZ, a.s. is not required to file a proxy statement under U.S. securities law. The proxy voting process for our shareholders is similar to the process utilized by publicly held companies incorporated in the United States.

Change in Control

There are no provisions in the Articles of Association that would have an effect of delaying, deferring or preventing a change in control of CEZ, a.s. However, general principles of Czech law may restrict business combinations under certain circumstances.

Disclosure Of Share Holdings

Our Articles of Association do not require shareholders to disclose their share holdings. The Czech Commercial Code, however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation, Czech Securities Commission and Czech Securities Center of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5 %, 10%, 15%, 20%, 25%, 30%, 1/3, 40%, 45%, 50%, 55%, 60%, 2/3, 70%, 75%, 80%, 90% and 95% of the corporation's outstanding voting rights.

MATERIAL CONTRACTS

Purchase of three distribution companies in Western Bulgaria

On November 19, 2004, we entered into a share privatization sale agreement with the Republic of Bulgaria acting through the Privatization Agency of the Republic of Bulgaria. Pursuant to this agreement, we purchased from the Republic of Bulgaria 67% majority shares in three distribution companies in Western Bulgaria. In particular, we purchased:

     o 129,176 ordinary shares issued by Elektrorazpredelenie - Stolichno EAD, Sofia, representing 67% of all voting rights in this company, for the purchase price of EUR 188,793,000;

     o 143,983 ordinary shares issued by Elektrorazpredelenie - Sofia Oblast EAD, Sofia, representing 67% of all voting rights in this company, for the purchase price of EUR 35,689,000; and

     o 80,802 ordinary shares issued by Elektrorazpredelenie - Pleven EAD, Pleven representing 67% of all voting rights in this company, for the purchase price of EUR 57,018,000.

On the signing date, we paid a deposit in the amount of EUR 56,300,000. We paid the remainder of the aggregate purchase price at closing on January 18, 2005, following the satisfaction of various conditions precedent stipulated in the agreement, including approval of the transaction by the Bulgarian Commission on Protection of the Competition. As of January 18, 2005, we became owners of the above shares.

We have provided to the Republic of Bulgaria several post-closing covenants, including, amongst others, our obligation no to transfer, with limited exemptions, any of the acquired shares prior to December 31, 2008, and our obligation to maintain certain level of labor related expenses. We have also provided certain warranties and indemnification to the Republic of Bulgaria.

The Republic of Bulgaria provided to us certain post-closing covenants, including, amongst others, obligation not to transfer any of the unsold shares prior to December 31, 2008, and a right of first refusal with respect to such unsold shares. However, such right of first refusal will be only be effective if Bulgarian law is changed in the future in order to allow for a grant of the right of first refusal by the Republic of Bulgaria. The Republic of Bulgaria also provided certain warranties and indemnification to us.

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No Other Material Contracts

Apart from the above transactions, in the years 2004 and 2003, we did not enter into any material contracts, other than contracts entered into in the ordinary course of business.

EXCHANGE CONTROLS

The CZK is a fully convertible currency. We are not required to have any foreign exchange license or other authorization under Act No. 219/1995 Coll. (the "Foreign Exchange Act") for direct or indirect payment of the principal and interest on the Notes or the Guarantees. The Foreign Exchange Act sets forth certain exchange controls, which include both direct and indirect tools. As a principle, any person (other than licensed banks operating in the Czech Republic and banks authorized under the "European passport" single licence) who wants to carry out transactions in foreign exchange values or arrange payments to or from abroad needs a foreign exchange license if such activity is to be carried out as a business activity. Furthermore, certain transactions effected by Czech residents (as well as foreign residents carrying out business activity in the Czech Republic) are subject to a notification duty.

The Foreign Exchange Act has established equal access to foreign exchange for all residents, whether individuals or legal entities and whether or not the exchange is for business purposes. The Foreign Exchange Act no longer requires residents to convert any acquired foreign exchange funds into crowns, and allows all entities (whether residents or non-residents) to open foreign exchange accounts with Czech banks or, subject to a notification duty, with foreign banks.

Currently, the Foreign Exchange Act allows Czech and foreign residents to purchase or sell an unlimited amount of Czech or foreign currency from or to any person for any purpose. Prior to making any payment abroad, banks are authorized to require the production of documents evidencing the purpose of the requested payment.

The Foreign Exchange Act introduced the possibility of a "compulsory deposit," which would impose a duty upon certain entities (which could include the Company) to keep a certain amount of cash in a special account with a

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Czech bank in the interests of stabilizing the Czech currency. Such moneys include, among others, funds raised by Czech residents through foreign bond issues or loans provided by non-residents. The Czech National Bank, in consultation with the Ministry of Finance, must establish and promulgate in full in the Collection of Laws, an administrative ruling for the compulsory deposit obligation. The Czech National Bank has not issued any such administrative ruling measure.

The Foreign Exchange Act authorizes the government to declare a state of emergency in the foreign exchange economy in the event of an imminent and serious danger to (i) the paying capacity with respect to foreign countries or to (ii) the internal currency balance of the Czech Republic. The government must announce any state of emergency in the foreign exchange economy in the mass media and it may not last for longer than three months from the date of the announcement. In the event of a danger to the paying capacity with respect to foreign countries, it would be prohibited, inter-alia, to make any payments from the Czech Republic abroad, including any transfers of funds between banks and their branch offices, except as specifically permitted by the applicable foreign exchange authority. In the event of a danger to the internal currency balance, it would be prohibited, inter-alia, to sell domestic securities to non-residents, to open accounts for non-residents in the Czech Republic, to deposit funds into non-residents' accounts or to transfer funds from abroad to the Czech Republic between banks and their branch offices, except as permitted in each of the above cases by the applicable foreign exchange authority.

TAXATION GENERAL

The information set out below is only a summary description of certain material Dutch, Czech and United States Federal income tax consequences of the purchase, ownership and disposition of the Notes, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than The Netherlands, the Czech Republic and the United States.

This summary is based on the tax laws of The Netherlands, the Czech Republic and the United States as in effect on the date of this Annual Report, as well as regulations, rulings and decisions of The Netherlands, the Czech Republic and the United States and their respective taxing and other authorities available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Because it is a general summary, holders of the Notes should consult their own tax advisors as to the Dutch, Czech, United States or other tax consequences of the purchase, ownership and disposition of the Notes, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Netherlands Taxation

All payments under the Notes may be made free of withholding or deduction for or on account of any taxes of whatsoever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

A holder of a Note will not be subject to Dutch taxation on (deemed) income or capital gains in respect of the Note, unless: (i) such holder is, or is deemed to be, resident in The Netherlands, or is an individual who has elected to be taxed as a resident of the Netherlands; or (ii) such income or gain is attributable to an enterprise or part thereof which is carried on through a permanent establishment or permanent representative in The Netherlands; or (iii) such holder is an individual and such income or gain qualifies as `benefits from miscellaneous activities' (resultaat uit overige werkzaamheden) in The Netherlands, which would, for instance, be the case if an individual performs activities in The Netherlands with respect to the Notes that exceed normal asset management; or (iv) such holder is an individual who has, or certain persons related or deemed related to that holder have, directly or indirectly, a substantial interest, as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the issuer of the Notes, or in any company that has, or that is part of a co-operation (samenwerkingsverband) that has, legally or in fact, directly or indirectly, the disposition of any part of the proceeds of the Notes; or (v) such holder is an entity and has, directly or indirectly, a substantial interest or a deemed substantial interest, as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the issuer (unless the holder of the Note and the issuer thereof qualify for application of EU Council Directive 2003/49/EC as implemented in article 17a-2 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969)), or, in the event that that holder does have such interest, it forms part of the assets of an enterprise; or (vi) such holder is entitled to a share in the

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profits of, or has an interest in, an enterprise effectively managed in The
Netherlands other than by way of the holding of securities or through an employment contract and the Note, the income or the gain is attributable to such enterprise. If a holder of a Note is not a resident or a deemed resident in the Netherlands, but is a resident in another country the following may apply. If a double taxation convention is in effect between the Netherlands and the country in which such holder of a Note is resident, such holder, may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from Netherlands taxes (if any) on (deemed) income or capital gains in respect of the a Note provided such holder is entitled to the benefits of that treaty.

Dutch gift, estate or inheritance taxes will not be levied on the transfer of a Note by way of gift by, or on the death of, a holder unless: (i) such holder is, or is deemed to be, resident in The Netherlands; or (ii) the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or his death, is or was a resident or a deemed resident of The Netherlands; or (iii) such holder owns an enterprise or an interest in an enterprise which is carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom the Note is attributable; or (iv) such holder is entitled to a share in the profits of an enterprise effectively managed in The Netherlands other than by way of the holding of securities or through an employment contract and the Note, the income or the gain is attributable to such enterprise.

There is no Dutch registration tax, capital tax, stamp duty or any other similar tax or duty other than court fees, payable in The Netherlands by a holder of a
Note in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including any foreign judgment in the courts of The Netherlands) of the Notes or the performance of the CEZ' obligations under the Notes.

There is no Dutch value added tax payable by a holder of a Note in respect of payments in consideration for the issue of the Notes or in respect of the payment of interest or principal under the Notes or the transfer of the Notes.

A holder of a Note will not become resident, or be deemed to be resident, in The Netherlands by reason only of the holding of a Note or the execution, performance, delivery and/or enforcement of the Notes.

The Council of the European Union has on June 3, 2003 adopted a directive regarding the taxation of savings income. Under this directive, subject to a number of conditions being met, Member States will, as at July 1, 2005, be required to provide to the competent authorities of another Member State information (including the identity of the recipient) regarding payments of interest or other similar income if the paying agent (as defined in the directive, this not necessarily the debtor of the debt-claim producing the interest) is resident in that Member State and the individual who is beneficial owner of the interest payment is resident in that other Member State, subject to the right of Belgium, Luxembourg and Austria to opt instead for a withholding system during a transitional period.

Czech Republic Taxation

Payments Under the Guarantee to Holders of the Notes. In general, Czech withholding tax would be levied at a flat rate of 15% on such payments by the Guarantor under the Guarantee to Holders of the Notes who are not resident in the Czech Republic that are referable to interest payable on the Notes or such payments that are referable to repayment of principle amount of the Notes to the extent such repayment exceeds the issue price of the Notes. No withholding tax is levied if the beneficial owner of the interest is resident in the United States, is eligible for the benefits of the applicable tax treaty between the Czech Republic and the United States, and does not have a permanent establishment or a fixed base in the Czech Republic. Similarly, withholding tax at a reduced rate or no withholding tax may be levied if the beneficial owner of the interest is resident of the state which has an applicable tax treaty with the Czech Republic, the payments qualify as interest under such treaty and all conditions for the application of such treaty are fulfilled.

Under the legislation implementing the Savings Directive of the European Union which enters into force on July 1, 2005, agents paying interest income or other similar income beneficially owned by an individual resident in another EU Member State will be required to provide to the Czech tax authorities certain information regarding the payments (including the identity of the beneficial owner of the income).

Payments by CEZ to CEZ Finance B.V. In general, Czech withholding tax would be levied at a flat rate of 15% on interest payments of CEZ to CEZ Finance B.V. to enable CEZ Finance B.V. make payments of interest in respect of the Notes (repayment of principle of the loan is not subject to withholding tax). Pursuant to the applicable tax treaty between the Czech Republic and the Netherlands, the withholding tax is not levied if CEZ Finance B.V. qualifies as

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the beneficial owner of the interest, is eligible for the benefits of the tax treaty between the Czech Republic and the Netherlands and does not have a permanent establishment in the Czech Republic.

United States Federal Income Taxation

The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and retirement of Notes by a holder thereof. This summary only applies to Notes held as capital assets and does not address, except as set forth below, aspects of U.S. federal income taxation that may be applicable to holders that are subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations or dealers or traders in securities or currencies, or to holders that will hold a Note as part of a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for U.S. federal income tax purposes or that have a "functional currency" other than the U.S. dollar. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership or retirement of Notes and does not address the U.S. federal income tax treatment of holders that do not acquire Notes as part of the initial distribution at their initial issue price. Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of Notes.

This summary is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available and in effect on the date hereof. All of the foregoing are subject to change (possibly with retroactive effect) or differing interpretations which could affect the tax consequences described herein.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes who for U.S. federal income tax purposes is (i) a citizen or resident of the United States; (ii) a corporation or a partnership organized in or under the laws of the United States or any State thereof (including the District of Columbia);
(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) that validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control. A "Non-U.S. Holder" is a beneficial owner of Notes other than a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partnership or partner should consult its own tax advisor as to its consequences.

Interest

Interest paid on a Note or under the CEZ guarantee thereof (including the amount of any Dutch or Czech withholding tax thereon and any Additional Amounts) will be includible in a U.S. Holder's gross income as ordinary interest income in accordance with the U.S. Holder's usual method of tax accounting. In addition, interest on the Notes or under the CEZ guarantee will be treated as foreign source income for U.S. federal income tax purposes. For U.S. foreign tax credit limitation purposes, interest on the Notes generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income," while interest paid under the Guarantee would constitute "high withholding tax interest" payments if such interest is subject to withholding tax at a rate of 5% or more. U.S. holders should note, however, that recently enacted legislation eliminates the "financial services income" and "high withholding tax interest" categories for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories would be limited to "passive category income" and "general category income".

Subject to the discussion below under the caption "U.S. Backup Withholding Tax and Information Reporting," payments of interest on a Note to a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale, Exchange or Retirement

Upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement (other than accrued but unpaid

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interest which will be taxable as such) and the U.S. Holder's adjusted tax basis in such Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of such Note to the Holder. Such gain or loss generally will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder's holding period for such Note exceeds one year. Any gain or loss realized on the sale, exchange or retirement of a Note generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations.

Subject to the discussion below under the caption "U.S. Backup Withholding Tax and Information Reporting," any gain realized by a Non-U.S. Holder upon the sale, exchange or retirement of a Note generally will not be subject to U.S. federal income tax, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or
(ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale, exchange or retirement and certain other conditions are met.

U.S. Backup Withholding Tax and Information Reporting

United States backup withholding tax and information reporting requirements generally apply to certain payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation, to certain non-corporate holders of Notes that are United States persons. Information reporting generally will apply to payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation made within the United States, or by a United States payor or United States middleman, to a holder of an obligation (other than an "exempt recipient", including a corporation and certain other persons). The payor will be required to withhold backup withholding tax on payments made within the United States, or by a United States payor or United States middleman, on a Note to a holder of a Note that is a United States person, other than an exempt recipient, such as a corporation, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payments within the United States, or by a United States payor or United States middleman, of principal and interest to a holder of a Note that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 28% for years through 2010.

In the case of such payments made within the United States to a "foreign simple trust," a "foreign grantor trust" or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

Internal Revenue Service Circular 230 Disclosure

Pursuant to Internal Revenue Service Circular 230, we hereby inform you that the description and opinion set forth herein with respect to U.S. federal tax issues were not intended or written to be used, and such description and opinion cannot be used by any taxpayer for the purpose of avoiding any penalties that may be imposed on the taxpayer under the U.S. Internal Revenue Code. Such description and opinions were written to support the marketing of the Notes. This description is limited to the U.S. federal tax issues described herein. It is possible that additional issues may exist that could affect the U.S. federal tax treatment of an investment in the Notes, or the matter that is the subject of the opinion noted herein, and this description does not consider or provide any conclusions with respect to any such additional issues. Taxpayers should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF NOTES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

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Payment of Additional Amounts

CEZ Finance B.V. is required to make all payments in respect of the Notes and the Guarantor is required to make all payments in respect of the Guarantees, free and clear of, and without withholding or deduction for any present or future taxes, duties or fines (or interest thereon) imposed by The Netherlands, the Czech Republic or any political subdivision thereof (collectively, "Tax" or "Taxes"), unless such withholding or deduction is required by law. In such event CEZ Finance B.V. or CEZ is required to pay such additional amounts ("Additional Amounts") as may be necessary to ensure that the amounts received by the holders of the Notes after such withholding or deduction shall equal the amounts of principal, interest and premium, if any, which would have been receivable in respect of the Notes in the absence of such withholding or deduction.

No such Additional Amounts shall be payable, however, in respect of any Note or Guarantee (i) in the case of payments for which presentation of such Note is required, presented for payment more than 30 days after the later of (a) the date on which such payment first became due and (b) if the full amount payable has not been received in the Place of Payment by the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the holders by the Trustee, except to the extent that the holder of the Notes would have been entitled to such Additional Amounts on presenting such note for payment on the last day of such period of 30 days, (ii) held by or on behalf of a holder of the Notes who is liable for Taxes in respect of such Notes by reason of having some present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of such holder, if such holder is an estate, trust a partnership or a corporation) and The Netherlands or the Czech Republic including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein, other than the mere holding of such notes or the receipt of amounts in respect thereof, (iii) as a result of any estate, inheritance, gift, sales, transfer or personal property Tax or any similar Tax, (iv) as a result of any Tax which is payable otherwise than by withholding from payments on or in respect of any Note, or (v) as a result of any Tax which would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of such Note, if such compliance is required by statute or by regulation of The Netherlands or the Czech Republic or of any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from such Tax and requested by the Company or CEZ Finance B.V.; nor shall Additional Amounts be paid with respect to any payment on a Note to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required to be included in the income, for tax purposes, of a beneficiary or settler with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note.

DOCUMENTS ON DISPLAY

CEZ, a.s. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk identification and analyses

In the ordinary course of business, we are exposed to foreign currency risks, interest rate risk, commodity price risks, and counterparty (or repayment) risk. These risks create volatility in equity, earnings and cash flow from period to period. We make use of derivative instruments in order to manage currency risk and interest rate risk. We generally utilize established and widely used foreign exchange and interest rate derivatives.

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As part of our risk management system, we utilize instruments such as interest rate swaps, cross currency swaps and foreign exchange forwards and options, seeking to reduce our risk exposure by entering into offsetting market positions.

Foreign Exchange Rate Risk Management

Due to international nature of our certain business activities, we are exposed to foreign exchange risk related to sales, purchases, financial assets and liabilities denominated in currencies other than CZK. According to our foreign exchange policy guidelines, we hedge material foreign exchange transaction exposure. This exposure is mainly hedged with derivative financial instruments such as forwards, swaps and options. However, we elected not to treat the derivatives as hedging instruments in the financial statements. Financial instruments that are used to hedge foreign exchange risk have maximum maturity till year 2008.

The break-down by currency of our underlying foreign exchange transaction exposure at December 31,2004 was as follows: USD 22%, EUR 47%, and CZK 31%.

We use the Value at Risk (or VaR), methodology to assess the foreign exchange risk related to the treasury management exposure. The VaR figure represents the potential losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data.

The VaR figures for the whole portfolio including loans and derivatives in a one-year horizon and 95 % confidence interval are shown in Table 1, below.

Table 1 Transaction foreign exchange position Value at Risk

Value at Risk (VaR)                 2002         2003            2004
                                         (in million of CZK)
----------------------------------------------------------------------
At December 31                     1,612         1,467           1,483
Average for the year               1,538         1,322           1,385
Range for the year         1,316 - 1,788 1,023 - 1,524   1,123 - 1,573

Interest Rate Risk Management

Several financial assets and liabilities in our balance sheet, as well as the derivatives, bear fixed interest rates and are therefore subject to changes in fair value resulting from changes in market interest rates. We also face a similar risk with regard to balance sheet items bearing floating interest rates, as changes in the interest rates will affect our cash flows. We seek to maintain a desired mix of floating-rate and fixed-rate debt in its overall debt portfolio. We use interest rate swaps, cross currency interest rate swaps and interest rate options to allow us to diversify our sources of funding and to reduce the impact of interest rate volatility on our financial condition.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows in corresponding year and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Fair values are calculated as at December 31, 2004. The information is presented in CZK, which is our reporting currency.

Table 2    Variable to variable derivatives

Outstanding notional amounts
-------------------------------------------------------------------------------------------------------------------------
  Derivatives                                       2005            2006            2007           2008       Fair Value
                                        (in million of CZK, except percentages)
-------------------------------------------------------------------------------------------------------------------------
Variable to Variable (USD 12M Libor / USD 6M Libor)
-------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     316             231             147             63              (8)
Average Pay Rate                              12M Libor*      12M Libor*      12M Libor*     12M Libor*
Average Receive Rate                            6M Libor        6M Libor        6M Libor       6M Libor

Variable to Variable (USD 12M Libor / USD 6M Libor)
-------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     559             559             559              -              (7)
Average Pay Rate                             12M Libor**     12M Libor**     12M Libor**              -
Average Receive Rate                            6M Libor        6M Libor        6M Libor              -
Variable to Variable (CZK Pribor / USD Libor)
-------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     430             315             201             86            (130)
                                               6M Pribor       6M Pribor       6M Pribor      6M Pribor
Average Pay Rate                                  +0.85%          +0.85%          +0.85%         +0.85%
                                                6M Libor        6M Libor        6M Libor       6M Libor
Average Receive Rate                               +0.3%           +0.3%           +0.3%          +0.3%

* If interest rate is in interval from 4.83% to 6.9%, we pay 4.83% ** If interest rate is in interval from 4.92% to 4.97%, we pay 4.92%

Table 3    Fixed to variable derivatives

Outstanding notional amounts
---------------------------------------------------------------------------------------------------------------------------
Derivatives                                           2005            2006            2007           2008       Fair Value
                                         (in million of CZK, except percentages)
---------------------------------------------------------------------------------------------------------------------------
Fixed to Variable (EUR Euribor)
---------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     1,523           1,523               -              -               13
Average Pay Rate                               6M Euribor*     6M Euribor*               -              -
Average Receive Rate                                 7.25%           7.25%               -              -
Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     2,296           2,296           2,296              -            (388)
                                                                 6M Pribor       6M Pribor
Average Pay Rate                           6M Pribor 1.25%           1.25%           1.25%              -
Average Receive Rate                                7.125%          7.125%          7.125%              -
Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     1,845           1,845                                           (247)
                                                 6M Pribor       6M Pribor
Average Pay Rate                                    -4.68%          -4.68%
Average Receive Rate                                    0%              0%
Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     1,833           1,833                                           (281)
                                          6M Pribor              6M Pribor
Average Pay Rate                                    +2.84%          +2.84%
Average Receive Rate                                 7.25%           7.25%
Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                925             925                              -            (154)
                                          6M Pribor       6M Pribor
Average Pay Rate                             +2.62%          +2.62%
Average Receive Rate                          7.25%           7.25%

* If interest rate is lower than 7.25%, we pay 6.665%.

Table 4    Variable to fixed derivatives

Outstanding notional amounts
----------------------------------------------------------------------------------------------------------------------------
Derivatives                                         2005            2006           2007              2008        Fair Value

                     (in million of CZK, except percentages)
----------------------------------------------------------------------------------------------------------------------------
Variable to Fixed (USD Libor)
----------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                   1,268             705            141                               (662)
Average Pay Rate                                   3.07%           3.07%          3.07%
                                                6M Libor        6M Libor       6M Libor
Average Receive Rate                               +0.3%           +0.3%          +0.3%
Variable to Fixed (EUR Libor)
----------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                   2,000           1,764          1,646                                (11)
Average Pay Rate                                  3.245%          3.245%         3.245%
                                             6M Pribor -     6M Pribor -    6M Pribor -
Average Receive Rate                               -0.05%         -0.05%          0.05%
Variable to Fixed (EUR Libor)
----------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     524             384            245                                   2
Average Pay Rate                               6M Libor*       6M Libor*      6M Libor*
Average Receive Rate                            6M Libor        6M Libor       6M Libor

* If interest rate is lower than 3.75%, we pay 2%.

Remaining derivatives with their fair value of minus 2,032 million CZK as at December 31, 2004 represent fix to fix currency swaps, which are not subject to significant interest rate risk.

Table 5    Debt obligations denominated in USD
Expected Maturity Date
-----------------------------------------------------------------------------------------------------------------------------------

Obligations                              2005       2006        2007       2008       2009    Thereafter      Total           Fair
                                                                                                                             Value
                                                              (in million of CZK, except percentages)
-----------------------------------------------------------------------------------------------------------------------------------

Fixed rate debt denominated in USD
-----------------------------------------------------------------------------------------------------------------------------------
Yankee bonds due 2007 at 7.125%             -          -        3,962          -          -         -         3,962          4,283
Long-term debt                             95         95           95         95         95        377          852            975
Weighted average interest rate,
related to long-tem debt                 7.1%       7.1%         7.1%       7.1%       7.1%       7.1%

Variable rate debt denominated in USD
-----------------------------------------------------------------------------------------------------------------------------------

Long-term debt                          1,134      1,134        1,655        322          -          -        4,245          4,306
                                        Libor       Libor       Libor      Libor
Weighted average interest rate         +0.39%     +0.39%        +0.43%    +0.38%


Table 6     Debt obligations denominated in EUR

Expected Maturity Date
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             Fair
Obligations                              2005       2006        2007        2008       2009    Thereafter     Total         Value
                                                  (in million of CZK, except percentages)
-----------------------------------------------------------------------------------------------------------------------------------

Fixed rate debt denominated in EUR
-----------------------------------------------------------------------------------------------------------------------------------

Euro bonds due 2011 at 4.625%               -          -     12,101          -          -             -     12,101         12,687

Euro bonds due 2006 at 7.25%                -          -      6,233          -          -             -      6,233          6,559
Long-term debt                            193        156        105        105        105           420      1,084          1,200
Weighted average interest rate,
related to long-tem debt                 5,9%       5.6%       5.6%       5.6%       5.6%          5.6%

Variable rate debt denominated in EUR
-----------------------------------------------------------------------------------------------------------------------------------

Long-term debt                            127         78         37          0          0             0        242            243
                                      Euribor    Euribor    Euribor
Weighted average interest rate         +0.21%     +0.16%     +0.16%                                   -


Table 7    Debt obligations denominated in CZK

Expected Maturity Date
-----------------------------------------------------------------------------------------------------------------------------------

  Obligations                              2005       2006        2007       2008       2009    Thereafter     Total    Fair Value
                                                  (in million of CZK, except percentages)
-----------------------------------------------------------------------------------------------------------------------------------

Fixed rate debt denominated in CZK
-----------------------------------------------------------------------------------------------------------------------------------

6th issue of zerocoupon bonds due
2009                                        -          -          -          -      3,299                    3,299          3,843
7th issue due 2014 at 9,22%,
since 2006 variable rate CPI +
4,2%                                        -          -          -          -          -         2,494      2,494          2,625
9th issue due 2008 at 3,35%                                                         2,990                    2,990          2,984
6M Pribor +0.4%, due 2005               1,000          -          -          -          -             -      1,000          1,000
6M Pribor +1.3%, due 2005                 500          -          -          -          -             -        500            500
Long-term debt                            147         55         43                                   -        245            260
Weighted average interest rate,
related to long-tem debt                 5.3%       8.1%       10.2%
Short-term debt                           240          -          -          -          -             -        240            240
Weighted average interest rate,
related to long-term debt                3.2%

Variable rate debt denominated in CZK
-----------------------------------------------------------------------------------------------------------------------------------


Long-term debt                            265        265        265        265        265         1,057      2,382         2,383
                                       Pribor     Pribor     Pribor     Pribor     Pribor        Pribor
Weighted average interest rate         -0.06%     -0.06%     -0.06%     -0.06%     -0.06%        -0.06%


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report, have concluded that, as of such date, our disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Mr. Pavel Suchy is an "audit committee financial expert" serving on the Audit Committee.

ITEM 16B. CODE OF ETHICS

Our Board of Directors adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer. This code of ethics for financial matters is posted on our website, www.cez.cz, and may be found as follows:

     1.   From our main web page first click on "For investors."
     2.   Next, click on "Corporate governance."
     3.   Finally, click on "Code of Ethics."

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2004, for which audited financial statements appear in this annual report. The auditor is selected based on a public tender and approved by our Supervisory Board and Audit Committee. We have selected Ernst & Young as our auditor also for 2005.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to us in 2004 and 2003.

                                                 2003           2004
                                                 ----           ----
                                                    (CZK millions)
Audit Fees(1)                                    17.2            30.7
Audit-related Fees(2)                            31.1            15.8
Tax Fees(3)                                       1.4             1.7
All other Fees(4)                                 0.5             0.0
                                             ----------      ----------
Total                                            50.2            48.2
                                             ==========      ==========

(1) Audit Fees consist of fees billed for the annual audit of the company's consolidated financial statements and the financial statements of the company's subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents, attestation services relating to internal controls and the review of documents filed with the Securities and Exchange Commission.
(2) Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include post acquisition due diligence of REAS, audit of subsidiary CEPS, a. s. in connection with its sale, general accounting advice in the area of derivates hedging and consolidation and internal control reviews.
(3) Tax Fees include fees billed for tax consultations, such as assistance in connection with tax audits and appeals and advice on various corporate income tax issues.
(4) All other fees include fees billed for training related to European union accession and comparative study of European utilities.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee is responsible mainly for the oversight of internal audit department and communication with independent registered accounting firm. Under Czech law, the Board of Directors is required to make all decisions regarding our Company, unless the authority to make a decision is delegated by statute or by articles of association to the General Meeting or to the Supervisory Board. It is not possible that our Audit Committee take decisions on its own, without appropriate formal action being taken by the Board of Directors, General Meeting, or the Supervisory Board. For these reasons, our Supervisory Board is in fact formally making certain decisions generally required to be made by the Audit Committee. The Supervisory Board is a board of non-executive directors and, among other decisions, it approves the selection of independent registered accounting firm, their fees and pre-approves audit and non-audit services. Our Audit Committee is also involved in these processes but only through its consideration and discussion of the matters to be formally approved by our Supervisory Board.

During 2004 our Audit Committee discussed, and our Supervisory Board formally pre-approved our independent auditor's services on a case-by-case basis for specific projects, such as due diligence engagements, or a general pre-approval was granted in areas such as tax services. All services, which were performed during 2004 by our independent registered accounting firm and fall under the pre-approval requirement, were discussed by our Audit Committee and were formally pre-approved by our Supervisory Board. Neither our Audit Committee nor our Supervisory Board delegated any of their pre-approval authorities to any other committee or person.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements for the fiscal year ended December 31, 2004 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F:

Report of independent registered accounting firm.........................................  F-1
Consolidated balance sheets as of December 31, 2004 and 2003.............................  F-2
Consolidated statements of income for the years ended December 31, 2004, 2003, and 2002..  F-4
Consolidated statements of shareholders' equity for the years ended December 31, 2004,
   2003, and 2002........................................................................  F-5
Consolidated statements of cash flows for the years ended December 31, 2004, 2003, and
   2002..................................................................................  F-6
Notes to consolidated financial statements as of December 31, 2004.......................  F-8

ITEM 19.  EXHIBITS

1.*       Articles of Association (Stanovy) of CEZ, a. s.

4.1*      Collective Bargaining Agreement, dated January 29, 2004

4.2 Share Privatization Sale Agreement between the Republic of Bulgaria and CEZ, a. s., dated November 19, 2004

8.        List of Subsidiaries

12.1 Certification of Martin Roman, our Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 Certification of Petr Voboril, our Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.** Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* This exhibit is incorporated by reference to the Exhibits filed with our Annual Report on Form 20-F dated June 30, 2004.
** This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

[FINANCIAL STATEMENTS TO BE PROVIDED]

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               CEZ, a. s.


                               By:
                                   ----------------------------
                                   Name:  Martin Roman
                                   Title: Chief Executive Officer and
                                          Chairman of the Board of
                                          Directors


                               By:
                                   ----------------------------
                                    Name:  Petr Voboril
                                    Title: Chief Financial Officer and
                                           Vice-Chairman of the Board of
                                           Directors



Date:
     ------------




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   CEZ, a. s.

                             Exhibits to Form 20-F

1.*     Articles of Association (Stanovy) of CEZ, a. s.

4.1*    Collective Bargaining Agreement, dated January 29, 2004

4.2 Share Privatization Sale Agreement between the Republic of Bulgaria and CEZ, a. s., dated November 19, 2004

8.      List of Subsidiaries

12.1    Certification of Martin Roman, our Chief Executive Officer, pursuant to
        Section 302 of the Sarbanes-Oxley Act of 2002

12.2    Certification of Petr Voboril, our Chief Financial Officer, pursuant to
        Section 302 of the Sarbanes-Oxley Act of 2002

13.**   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
        Section 906 of the Sarbanes-Oxley Act of 2002

* This exhibit is incorporated by reference to the Exhibits filed with our Annual Report on Form 20-F dated June 30, 2004.
** This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.